   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 27, 1996
                                                      REGISTRATION NO. 333-15395
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                              NOTE EXCHANGE OFFER
                                       ON
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           CELLNET DATA SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          4825                  94-2951096
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                               Number)

                               125 SHOREWAY ROAD
                              SAN CARLOS, CA 94070
                                 (415) 508-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                            ------------------------
                                 JOHN M. SEIDL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           CELLNET DATA SYSTEMS, INC.
                               125 SHOREWAY ROAD
                              SAN CARLOS, CA 94070
                                 (415) 508-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   COPIES TO:
                             BARRY E. TAYLOR, ESQ.
                           MEREDITH S. JACKSON, ESQ.
                            TREVOR J. CHAPLICK, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (415) 493-9300
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED             PROPOSED
        TITLE OF EACH CLASS OF                 AMOUNT         MAXIMUM OFFERING    MAXIMUM AGGREGATE             AMOUNT OF
      SECURITIES TO BE REGISTERED         TO BE REGISTERED   PRICE PER UNIT(1)    OFFERING PRICE(1)         REGISTRATION FEE
13% Senior Discount Notes due 2005,
  Series B.............................     $325,000,000            100%             $325,000,000                $98,485

(1) Estimated solely for the purpose of calculating the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION DATED DECEMBER 27, 1996
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                           CELLNET DATA SYSTEMS, INC.

                             OFFER TO EXCHANGE ITS
             13% SENIOR DISCOUNT NOTES DUE JUNE 15, 2005, SERIES B
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT
                       FOR ANY AND ALL OF ITS OUTSTANDING
             13% SENIOR DISCOUNT NOTES DUE JUNE 15, 2005, SERIES A

       THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
             NEW YORK CITY TIME ON JUNE 28, 1997, UNLESS EXTENDED.
                            ------------------------

    CellNet Data Systems, Inc. ("CellNet" or the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as the same may be amended or supplemented from time to time, the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal" and together with this Prospectus, the "Exchange Offer"), to exchange $1,000 principal amount of its 13% Senior Discount Notes due June 15, 2005, Series B (the "New Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement (the "Registration Statement") of which this Prospectus is a part, for each $1,000 principal amount of its outstanding 13% Senior Discount Notes due June 15, 2005, Series A (the "Old Notes," and together with the New Notes, the "Notes"), of which $325 million principal amount at maturity is outstanding as of the date hereof.

    The Company will accept for exchange any and all validly tendered Old Notes prior to 5:00 P.M., New York City time, on June 28, 1997, unless extended (the "Expiration Date"). Old Notes may be tendered only in integral multiples of $1,000. Tenders of Old Notes may be withdrawn at any time prior to 5:00 P.M., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the holders thereof. The Company will not receive any proceeds from the Exchange Offer. See "The Exchange Offer."

    The terms of the New Notes will be identical to the terms of the Old Notes, in all material respects, except that the New Notes (i) will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Old Notes and (ii) will not be entitled to registration or other rights under the Registration Rights Agreement (as defined below) including the provision in the Registration Rights Agreement for an increase of .50% per annum of the interest rate thereon upon failure by the Company to consummate the Exchange Offer. See "Description of the Old Notes." The New Notes will be entitled to the benefits of the indenture, as supplemented, governing the Old Notes (the "Indenture"). See "Description of New Notes." See "The Exchange Offer."

                                                     CONTINUED ON FOLLOWING PAGE

THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL ARE FIRST BEING MAILED TO HOLDERS
                               ON        , 1996.

    SEE "RISK FACTORS" ON PAGE 15 FOR INFORMATION THAT SHOULD BE CONSIDERED
                       IN CONNECTION WITH THIS OFFERING.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRE- SENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                The date of this Prospectus is           , 1996

(CONTINUATION OF COVER PAGE)
    The New Notes are being offered hereunder in order to satisfy certain obligations of the Company under the Notes Registration Rights Agreement, dated as of June 15, 1995 by and between the Company and the Initial Purchaser (as defined herein), as supplemented by the First Supplemental Notes Registration Rights Agreement dated as of November 21, 1995, (collectively, the "Registration Rights Agreement"), by and among the Company and the holders of registered notes named therein, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Exchange Offer is intended to satisfy the Company's obligations under the Registration Rights Agreement to register the Old Notes under the Securities Act. Once the Exchange Offer is consummated, the Company will have no further obligations to register any of the Old Notes not tendered by the holders of the Old Notes (the "Holders") for exchange. See "Risk Factors--Consequences to Non-Tendering Holders of Old Notes."

    Old Notes initially purchased by "qualified institutional buyers" (as such term is defined in Rule 144A under the Securities Act) were initially represented by two Global Old Notes (as defined herein) in fully registered form, both registered in the name of a nominee of The Depository Trust Company ("DTC"), as depositary. The New Notes exchanged for the Old Notes represented by the Global Old Notes will be represented by a single Global New Note (as defined herein) in fully registered form, registered in the name of the nominee of DTC. The Global New Note will be exchangeable for the New Notes in registered form, in denominations of $1,000 and integral multiples thereof as described herein. The New Notes in global form will trade in The Depository Trust Company's Same-Day Funds Settlement System, and secondary market trading activity in such New Notes will therefore settle in immediately available funds. See "Description of New Notes--Form, Denomination and Book-Entry Procedures."

    The New Notes will accrete at the rate of 13% per annum from the date of issuance thereof until June 15, 2000. Thereafter, the New Notes will bear interest at a rate equal to 13% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2000. The Old Notes will continue to accrete at the rate of 13% per annum to, but not including, the date of issuance of the New Notes. Such accretion will become a part of the Accreted Amount (as defined herein) of the New Notes.

    The New Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2000, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. On or prior to June 15, 1998, up to 25% of the aggregate principal amount of the New Notes originally issued will be redeemable at the option of the Company from the net proceeds of a Public Equity Offering (as defined in the Indenture) after giving effect to which there exists a Public Market (as defined in the Indenture) within 60 days thereafter, at 113% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption; provided, however, in no event shall less than 75% of the New Notes be outstanding after such redemption. Upon the occurrence of a Change of Control (as defined in the Indenture), each holder of the New Notes may require the Company to repurchase all or a portion of such holder's New Notes at 101% of the Accreted Value thereof (if prior to June 15, 2000) or the principal amount thereof (if on or after June 15, 2000), together with accrued and unpaid interest and Additional Interest (as defined in the Registration Rights Agreement), if any, to the date of repurchase. See "Description of New Notes."

    The Company is making the Exchange Offer in reliance on the position of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") as set forth in the Staff's Exxon Capital Holdings Corp. SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co., Inc. SEC No-Action Letter (available June 5, 1991), Shearman & Sterling SEC No-Action Letter (available July 7, 1993), and other interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the Staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the Staff of the Division of Corporation Finance, and subject to the two immediately

(CONTINUATION OF COVER PAGE)
following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a Holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and that such Holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any Holder of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing New Notes, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A under the Securities Act ("Rule 144A") or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters,
(b) will not be permitted or entitled to tender such Old Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. See "Risk Factors--Consequences to Non-Tendering Holders of Old Notes." In addition, as described below, if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

    Each Holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes, and (iv) if such Holder is not a broker-dealer, such Holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes for its own account as a result of market making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the Staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Old Notes for their own accounts, as a result of market making activities or other trading activities ("Participating Broker-Dealers") may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 90 days after the Expiration Date referred to below (subject to extension under certain limited circumstances described below) or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not

(CONTINUATION OF COVER PAGE)
rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer--Resales of New Notes."

    In that regard, each Participating Broker-Dealer who surrenders Old Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement, such Participating Broker-Dealer will suspend the sale of New Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer or the Company has given notice that the sale of the New Notes may be resumed, as the case may be. If the Company gives such notice to suspend the sale of the New Notes, it shall extend the 90-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of New Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when Participating Broker-Dealers shall have received copies of the amended or supplemented Prospectus necessary to permit resales of the New Notes or to and including the date on which the Company has given notice that the sale of New Notes may be resumed, as the case may be.

    The New Notes will be unsecured obligations of the Company, will rank PARI PASSU with all other senior debt of the Company, will be senior in right of payment to all existing and future subordinated debt of the Company and will be effectively subordinated to all secured debt of the Company and all indebtedness (including subordinated debt and trade payables) of subsidiaries of the Company. As of June 30, 1996 the aggregate amount of senior debt of the Company was $194,720,000. See "Capitalization." The Indenture permits the Company and its subsidiaries to incur substantial additional indebtedness, including secured indebtedness. The Company conducts its operations primarily through its subsidiaries. The Company and its subsidiaries had additional debt of $793,000 in the aggregate at June 30, 1996. These subsidiaries do not guarantee the Old Notes and will not be required to guarantee the New Notes, and the Company is permitted to make substantial investments in these subsidiaries.

    Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the same rights and will be subject to the same limitations applicable thereto under the Indenture (except for those rights which terminate upon consummation of the Exchange Offer). Following consummation of the Exchange Offer, the Holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such Holders (other than to the Initial Purchaser under certain limited circumstances) to provide for registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a Holder's ability to sell untendered Old Notes could be adversely affected. See "Summary--Certain Consequences of a Failure to Exchange Old Notes."

    THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF OLD NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER.

    Prior to this offering, there has been no public market for the Old Notes or New Notes. The Company does not intend to list the New Notes on a national securities exchange or to seek approval for quotation through the Nasdaq National Market. As the Old Notes were issued and the New Notes are being issued to a limited number of institutions who typically hold similar securities for investments, the Company does

(CONTINUATION OF COVER PAGE)
not expect that an active public market for the New Notes will develop. In addition, resales by certain Holders of the Old Notes or the New Notes of a substantial percentage of the aggregate principal amount of such Notes could constrain the ability of any market maker to develop or maintain a market for the New Notes. To the extent that a market for the New Notes should develop, the market value of the New Notes will depend on prevailing interest rates, the market for similar securities and other factors, including the financial condition, performance and prospects of the Company. Such factors might cause the New Notes to trade at a discount from face value. See "Risk Factors--Absence of Public Market for the Notes." The Company has agreed to pay the expenses of the Exchange Offer.

    The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. No dealer-manager is being used in connection with the Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices in New York City (Seven World Trade Center, 13th Floor, New York, New York 10048), and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of these materials may be obtained upon written request from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market, Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                             ADDITIONAL INFORMATION

    This Prospectus constitutes a part of a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits and schedules filed therewith for further information with respect to the Company and the New Notes offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement or otherwise filed by the Company with the Commission and each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the Commission at the addresses described above. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Copies of the Registration Statement may be obtained from the Commission's Internet address at http://www.sec.gov.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. REFERENCES HEREIN TO "CELLNET" OR THE "COMPANY" REFER TO CELLNET DATA SYSTEMS, INC. AND ITS SUBSIDIARIES. THE NEW NOTES OFFERED HEREBY ARE SUBJECT TO A HIGH DEGREE OF RISK. SEE "RISK FACTORS." CERTAIN INFORMATION CONTAINED IN THIS SUMMARY AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING INFORMATION WITH REGARD TO THE COMPANY'S EXPECTED WIRELESS DATA COMMUNICATIONS NETWORK DEPLOYMENTS AND OPERATIONS, ITS STRATEGY FOR MARKETING AND DEPLOYING SUCH NETWORKS AND RELATED FINANCING ACTIVITIES, CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AND THE VARIATIONS MAY BE MATERIAL. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS."

                                  THE COMPANY

    The Company designs, builds, owns and operates innovative wireless networks capable of providing low-cost real-time status and event monitoring of up to several million fixed endpoints. The primary application of the Company's network is to provide network meter reading ("NMR") services to electric, gas and water utility companies pursuant to long-term contracts. The Company is currently building wireless networks to provide NMR services to Kansas City Power & Light Company ("KCPL") and Union Electric Company ("UE") in St. Louis covering a total of approximately 1,230,000 meters, of which more than 105,000 meters were in revenue service as of June 30, 1996. In addition, the Company has recently entered into separate services agreements with Northern States Power Company ("NSP") in Minneapolis, Pacific Gas & Electric Company ("PG&E") in San Francisco and Puget Sound Power & Light Company ("Puget") in Washington State, pursuant to which it has contracted to build wireless networks to provide NMR services covering an aggregate of approximately 1,115,000 additional meters, including 1,000,000 meters under the NSP Services Agreement, 100,000 meters under the PG&E Services Agreement and an initial installation consisting of 15,000 meters under the Puget Services Agreement. CellNet also currently provides certain network distribution automation services to electric utility customers including monitoring and control of power distribution equipment. CellNet's network uses radio devices fitted to existing utility meters to read and report data from each meter every few minutes. Through efficient use of radio frequency spectrum, the Company's networks will have substantial additional capacity to service non-utility applications that require low-cost monitoring of fixed endpoints, such as home security and remote status monitoring of vending machines and office equipment. The Company is working with industry leaders in those markets to encourage further development of such applications.

    CellNet believes it has a first-to-market opportunity to offer wireless data communications services on a commercial scale for utility and selected non-utility applications. CellNet's network is distinguished by the following advantages:

    - infrastructure and operating costs sufficiently low to permit cost effective utility meter reading and other fixed point monitoring applications;

    - highly efficient use of spectrum--the equivalent of approximately a single voice channel is needed to operate a network;

    - proprietary software specifically designed to manage real-time data collection from up to several million endpoints; and

    - open system architecture designed to allow new applications to be added to the CellNet system.

    Utilities are under increasing regulatory and competitive pressures. CellNet offers an outsourced solution which enables utilities to offer time-of-use pricing plans, peak demand monitoring, real-time response to billing inquiries, real-time power outage detection, on-demand meter reads, customized billing functions and distribution automation. The Company believes its NMR services provide utilities with an effective solution to many of the demands created by increased regulatory and competitive pressures within the utility industry. CellNet's system allows utilities to respond effectively to regulatory changes, reduce costs, defer capital spending and enhance their operating efficiencies.

    CellNet's strategy is to deploy and operate a series of wireless data communications networks pursuant to long-term contracts with utility company customers and to earn recurring revenues by providing NMR services to such utilities and by using the network to support a variety of non-utility applications. Principal elements of CellNet's strategy include (i) focus on utility markets, (ii) promote development of non-utility applications, (iii) form strategic alliances to enhance NMR services and offer additional services,
(iv) pursue international expansion and (v) outsource a substantial portion of its manufacturing and installation activities.

    The Company is actively targeting those utilities which operate in the 60 largest Metropolitan Statistical Areas ("MSAs"), which represent a majority of the 225 million electric, gas and water meters in the U.S. The Company believes that utilities operating in these densely populated areas will be the first to experience heightened competitive and regulatory pressures, and as such, will be most likely to benefit from the Company's services. The Company believes that these competitive and regulatory pressures have recently prompted utilities in the U.S. to undertake increased measures to improve their efficiency and service levels.

    CellNet's proprietary technology enables the Company to make extremely efficient use of spectrum. As a result, relative to other wireless services, the Company has been able to acquire frequency at a very low cost. The Company had capitalized $762,000 for license fees and related expenses as of June 30, 1996 and has acquired 50 spectrum licenses in 42 of the top 60 MSAs. The Company believes that it will be able to obtain additional spectrum at reasonable cost if required. The Company has focused its spectrum acquisition strategy on these top 60 markets.

    The Company believes its spectrum-efficient networks will have substantial excess capacity to service non-utility applications which require low-cost monitoring of fixed endpoints. Potential non-utility applications of the Company's systems include home security, remote status monitoring of vending machines, office equipment, parking meters and other equipment and remote control of traffic lights. The Company is working with industry leaders such as Ameritech, Hewlett-Packard, Honeywell, Inc., Real Time Data, Inc., and Interactive Technologies, Inc. to develop such applications. The Company believes that its utility networks will provide an excellent platform to position the Company as a leading wholesale provider of wireless data communications services for such non-utility applications.

    The Company believes that a significant international market also exists for its services with several hundred million electric, gas and water meters outside of the U.S. The Company's strategy is to pursue international markets through a proposed joint venture with Bechtel Enterprises, Inc. ("BEn"). The Company is currently exploring projects with electric utilities in the United Kingdom, Singapore and Thailand.

                               THE EXCHANGE OFFER

The Exchange Offer................  $1,000 principal amount of the New Notes in exchange for each $1,000 principal amount of the Old Notes. As of
                                    October 31, 1996, $325 million in aggregate principal
                                    amount at maturity of Old Notes were outstanding. The
                                    Company will issue the New Notes to Holders on or
                                    promptly after the Expiration Date.

                                    Based on an interpretation by the Staff of the
                                    Commission set forth in the Staff's Exxon Capital
                                    Holdings Corp. SEC No-Action Letter (available April 13,
                                    1989), Morgan Stanley & Co., Inc. SEC No-Action Letter
                                    (available June 5, 1991), Shearman & Sterling SEC
                                    No-Action Letter (available July 7, 1993), and other
                                    no-action letters issued to third parties, the Company
                                    believes that New Notes issued pursuant to the Exchange
                                    Offer in exchange for Old Notes may be offered for
                                    resale, resold and otherwise transferred by Holders
                                    thereof without compliance with the registration and
                                    prospectus delivery provisions of the Securities Act.
                                    However, any Holder who is an "affiliate" of CellNet or
                                    who intends to participate in the Exchange Offer for the
                                    purpose of distributing the New Notes (i) cannot rely on
                                    the interpretation by the Staff of the Commission set
                                    forth in the above referenced no-action letters, (ii)
                                    cannot tender its Old Notes in the Exchange Offer, and
                                    (iii) must comply with the registration and prospectus
                                    delivery requirements of the Securities Act in
                                    connection with any sale or transfer of the Old Notes,
                                    unless such sale or transfer is made pursuant to an
                                    exemption from such requirements. See "Risk Factors--
                                    Consequences to Non-Tendering Holder of Old Notes."

                                    Each broker-dealer that receives New Notes for its own
                                    account pursuant to the Exchange Offer must acknowledge
                                    that it will deliver a prospectus in connection with any
                                    resale of such New Notes. The Letter of Transmittal
                                    states that by so acknowledging and by delivering a
                                    prospectus, a broker-dealer will not be deemed to admit
                                    that it is an "underwriter" within the meaning of the
                                    Securities Act. This Prospectus, as it may be amended or
                                    supplemented from time to time, may be used by a broker-
                                    dealer in connection with resales of New Notes received
                                    in exchange for Old Notes where such Old Notes were
                                    acquired by such broker-dealer as a result of market
                                    making activities or other trading activities or other
                                    trading activities and not acquired directly from the
                                    Company. CellNet has agreed that for a period of 90 days
                                    after the Expiration Date, it will make this Prospectus
                                    available to any broker-dealer for use in connection
                                    with any such resale. See "Plan of Distribution."

Expiration Date...................  5:00 p.m., New York City time, on June 28, 1997, unless the Exchange Offer is extended, in which case the term
                                    "Expiration Date" means the latest date and time to
                                    which the Exchange Offer is extended.

Accretion of the New Notes and the
  Old Notes.......................  No cash interest will accrue or be payable in respect of the New Notes prior to June 15, 2000. Thereafter,
                                    interest will accrue at the rate of 13% per annum,
                                    payable semiannually in arrears on each June 15 and
                                    December 15, commencing December 15, 2000. The Old Notes
                                    will continue to accrete at the rate of 13% per annum
                                    to, but excluding, the issuance date of the New Notes.
                                    The Old Notes accepted for exchange will cease to
                                    accrete upon cancellation of the Old Notes and issuance
                                    of the New Notes. The Accreted Value of the New Notes
                                    upon issuance will equal the Accreted Value of the Old
                                    Notes immediately prior to issuance of the New Notes.

Conditions to the Exchange
  Offer...........................  The Exchange Offer is subject to certain customary conditions. The conditions are limited and relate in
                                    general to proceedings which have been instituted or
                                    laws which have been adopted that might impair the
                                    ability of the Company to proceed with the Exchange
                                    Offer. As of December 30, 1996, none of these events had
                                    occurred, and the Company believes their occurrence to
                                    be to be unlikely. If any such conditions do exist prior
                                    to the Expiration Date, the Company may (i) refuse to
                                    accept any Old Notes and return all previously tendered
                                    Old Notes, (ii) extend the Exchange Offer or (iii) waive
                                    such conditions. See "The Exchange Offer--Conditions."

Procedures for Tendering Old
  Notes...........................  Each Holder of Old Notes wishing to accept the Exchange
                                    Offer must complete, sign and date the Letter of
                                    Transmittal, or a facsimile thereof, in accordance with
                                    the instructions contained herein and therein, and mail
                                    or otherwise deliver such Letter of Transmittal, or such
                                    facsimile, together with such Old Notes to be exchanged
                                    and any other required documentation to The Bank of New
                                    York, as Exchange Agent (the "Exchange Agent"), at the
                                    address set forth herein and therein or effect a tender
                                    of such Old Notes pursuant to the procedures for
                                    book-entry transfer as provided for herein. By executing
                                    the Letter of Transmittal, each Holder will represent to
                                    the Company that, among other things, the New Notes
                                    acquired pursuant to the Exchange Offer are being
                                    obtained in the ordinary course of business of the
                                    person receiving such New Notes, whether or not such
                                    person is the Holder, that neither the Holder nor any
                                    such other person has an arrangement or understanding
                                    with any person to participate in the distribution of
                                    such New Notes and that neither the Holder nor any such
                                    person is an "affiliate," as defined in Rule 405 under
                                    the Securities Act, of the Company. Each broker-dealer
                                    that receives New Notes for its own account in exchange
                                    for Old Notes, where such Old Notes were acquired by
                                    such broker-dealer as a result of market making
                                    activities or other trading activities and not acquired
                                    directly from the Company, must acknowledge that it will
                                    deliver a prospectus in connection with any resale of
                                    such New Notes. See "The Exchange Offer--Procedures for
                                    Tendering" and "Plan of Distribution."

Special Procedures for Beneficial
  Owners..........................  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust
                                    company or other nominee and who wishes to tender such
                                    Old Notes in the Exchange Offer should contact such
                                    registered Holder promptly and instruct such registered
                                    Holder to tender such Old Notes on such beneficial
                                    owner's behalf. If such beneficial owner wishes to
                                    tender on such beneficial owner's own behalf, such owner
                                    must, prior to completing and executing the Letter of
                                    Transmittal and delivering its Old Notes, either make
                                    appropriate arrangements to register ownership of the
                                    Old Notes in such beneficial owner's name or obtain a
                                    properly completed bond power from the registered
                                    Holder. The transfer of registered ownership may take
                                    considerable time and may not be able to be completed
                                    prior to the Expiration Date. See "The Exchange Offer--
                                    Procedures for Tendering."

Guaranteed Delivery Procedures....  Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who
                                    cannot deliver their Old Notes, the Letter of
                                    Transmittal or any other documents required by the
                                    Letter of Transmittal to the Exchange Agent, or cannot
                                    complete the procedure for book-entry transfer, prior to
                                    the Expiration Date must tender their Old Notes
                                    according to the guaranteed delivery procedures set
                                    forth in "The Exchange Offer--Guaranteed Delivery
                                    Procedures."

Withdrawal Rights.................  Tenders may be withdrawn at any time prior to 5:00 p.m.,
                                    New York City time, on the Expiration Date by delivering
                                    a written notice of such withdrawal to the Exchange
                                    Agent in conformity with certain procedures set forth
                                    below under "The Exchange Offer--Withdrawal of Tenders."

Acceptance of Old Notes and
  Delivery of New Notes...........  The Company will accept for exchange any and all Old
                                    Notes which are properly tendered in the Exchange Offer
                                    prior to 5:00 p.m., New York City time, on the
                                    Expiration Date. The New Notes issued pursuant to the
                                    Exchange Offer will be delivered promptly following the
                                    Expiration Date. Any Old Notes not accepted for exchange
                                    will be returned without expense to the tendering Holder
                                    thereof as promptly as practicable after the expiration
                                    or termination of the Exchange Offer. See "The Exchange
                                    Offer--Terms of the Exchange Offer."

Certain Tax Considerations........  The exchange pursuant to the Exchange Offer will not be a taxable event for federal income tax purposes. See
                                    "Certain United States Federal Income Tax
                                    Considerations."

Exchange Agent....................  The Bank of New York is serving as Exchange Agent in connection with the Exchange Offer.

                               TERMS OF NEW NOTES

    The Exchange Offer applies to up to $325 million aggregate principal amount at maturity of CellNet's Old Notes. The New Notes will be obligations of the Company evidencing the same debt as the Old Notes and will be entitled to the benefits of the same Indenture. See "Description of New Notes." The form and terms of the New Notes are the same as the form and terms of the Old Notes in all material respects except that the New Notes have been registered under the Securities Act and hence do not include certain rights to registration thereunder and do not contain transfer restrictions or terms with respect to the special interest payments applicable to the Old Notes. See "Description of New Notes."

New Notes Offered.................  $325 million aggregate principal amount at maturity of
                                    13% Senior Discount Notes due June 15, 2005, Series B.

Accretion and Interest Payments...  No cash interest will accrue or be payable in respect of the New Notes prior to June 15, 2000. Thereafter,
                                    interest will accrue at the rate of 13% per annum and
                                    will be payable semiannually in arrears on each June 15
                                    and December 15, commencing December 15, 2000.

Maturity Date.....................  June 15, 2005.

Optional Redemption...............  The New Notes will be redeemable, in whole or in part, at the option of the Company, on or after June 15, 2000,
                                    at the redemption prices set forth herein plus accrued
                                    interest. On or prior to June 15, 1998, the Company may,
                                    at its option, redeem up to 25% of the aggregate
                                    principal amount of the New Notes originally issued at
                                    113% of the principal amount thereof plus accrued
                                    interest to the redemption date with the proceeds of one
                                    or more Public Equity Offerings; PROVIDED, HOWEVER, that
                                    in no event shall less than 75% of the outstanding
                                    aggregate Accreted Amount (if prior to June 15, 2000) or
                                    the aggregate principal amount (if on or after June 15,
                                    2000) of the New Notes be outstanding after any such
                                    redemption.

Mandatory Sinking Fund............  None.

Change of Control.................  In the event of a Change of Control, the Company will be obligated to make an offer to purchase all the New Notes
                                    then outstanding at a redemption price of 101% of the
                                    principal amount thereof plus accrued interest, if any,
                                    to the redemption date.

Ranking...........................  The New Notes will represent general unsecured senior obligations of the Company, and as such will be senior
                                    in right of payment to all existing and future
                                    subordinated debt of the Company and rank PARI PASSU
                                    with all other senior debt of the Company. However, the
                                    obligations of the Company under the New Notes will be
                                    effectively subordinated to all secured debt of the
                                    Company and all indebtedness of subsidiaries of the
                                    Company (including subordinated debt and trade
                                    payables). The Company conducts its domestic operations
                                    primarily through subsidiaries. The subsidiaries will
                                    not guarantee the New Notes. The Company and its
                                    subsidiaries had additional debt of $793,000 in the
                                    aggregate at June 30, 1996.

Certain Covenants.................  The Indenture contains certain covenants that, among other things, limit the ability of the Company and its
                                    subsidiaries to incur debt, issue certain preferred
                                    stock, create liens securing subordinated debt, sell or
                                    transfer assets, make restricted payments and engage in
                                    certain transactions with affiliates and certain
                                    mergers.

Exchange Rights...................  Holders of New Notes will not be entitled to any exchange or registration rights with respect to the New
                                    Notes. Holders of Old Notes are entitled to certain
                                    exchange rights pursuant to the Registration Rights
                                    Agreement. Under the Registration Rights Agreement, the
                                    Company is required to offer to exchange the Old Notes
                                    for new notes having substantially identical terms which
                                    have been registered under the Securities Act. This
                                    Exchange Offer is intended to satisfy such obligation.
                                    Once the Exchange Offer is consummated, the Company will
                                    have no further obligations to register any of the Old
                                    Notes not tendered by the Holders for exchange. See
                                    "Risk Factors--Consequences to Non-Tendering of Old
                                    Notes."

Use of Proceeds...................  The Company will not receive any proceeds from the
                                    Exchange Offer.

            CERTAIN CONSEQUENCES OF A FAILURE TO EXCHANGE OLD NOTES

    The Old Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions, including the Company's and the Trustee's (as defined herein) right in certain cases to require the delivery of opinions of counsel, certifications and other information prior to any such transfer. Old Notes which remain outstanding after consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, Holders of Old Notes which remain outstanding will not be entitled to any rights to have such Old Notes registered under the Securities Act or to any similar rights under the Registration Rights Agreement (subject to certain limited exceptions applicable solely to the Initial Purchaser). The Company currently does not intend to register under the Securities Act any Old Notes which remain outstanding after consummation of the Exchange Offer (subject to such limited exceptions, if applicable).

    To the extent that Old Notes are tendered and accepted in the Exchange Offer any trading market for Old Notes which remain outstanding after the Exchange Offer could be adversely affected.

    The New Notes and any Old Notes which remain outstanding after consummation of the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture. See "Description of New Notes."

    The Registration Rights Agreement relating to Old Notes provides that, if the Exchange Offer were not consummated by June 15, 1998, the interest rate borne by the Old Notes would increase by 0.50% per annum following June 15, 1998, until the Exchange Offer were consummated. See "Description of Old Notes." Following consummation of the Exchange Offer, neither the Old Notes nor the New Notes will be entitled to any increase in the interest rate thereon.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table sets forth summary consolidated statement of operations data and selected other data of the Company for each of the three years in the period ended December 31, 1993, 1994 and 1995, and for the six months ended June 30, 1995 and 1996 and the consolidated balance sheet data at June 30, 1996. The financial information data were derived from, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                                            SIX MONTHS ENDED JUNE
                                                              YEAR ENDED DECEMBER 31,                30,
                                                         ---------------------------------  ----------------------
                                                           1993        1994        1995        1995        1996
                                                         ---------  ----------  ----------  ----------  ----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues...............................................  $   1,757  $    1,651  $    2,126  $    1,291  $      420
Costs and expenses:
  Cost of revenues.....................................      1,840       1,191       5,129       1,931       3,483
  Research and development.............................      5,262       9,693      22,380       6,735      13,009
  Marketing and sales..................................      1,447       3,257       4,201       1,946       2,924
  General and administrative...........................      1,450       2,583       6,805       2,874       5,412
                                                         ---------  ----------  ----------  ----------  ----------
    Total costs and expenses...........................      9,999      16,724      38,515      13,486      24,828
Loss from operations...................................     (8,242)    (15,073)    (36,389)    (12,195)    (24,408)
                                                         ---------  ----------  ----------  ----------  ----------
Other income (expense).................................       (148)        441      (4,564)         75      (7,903)
                                                         ---------  ----------  ----------  ----------  ----------
Loss before income taxes...............................     (8,390)    (14,632)    (40,953)    (12,120)    (32,311)
Provision for income taxes.............................          1           2           3           1           2
                                                         ---------  ----------  ----------  ----------  ----------
Net loss...............................................  $  (8,391) $  (14,634) $  (40,956) $  (12,121) $  (32,313)
                                                         ---------  ----------  ----------  ----------  ----------
                                                         ---------  ----------  ----------  ----------  ----------
Pro forma net loss per share(1)........................                         $    (1.22)             $    (0.94)
                                                                                ----------              ----------
                                                                                ----------              ----------
Shares used in computing pro forma net loss per
  share(1).............................................                             33,497                  34,483
                                                                                ----------              ----------
                                                                                ----------              ----------

                                                                                  DECEMBER 31, 1995  JUNE 30, 1996
                                                                                  -----------------  -------------
SELECTED OTHER DATA:
Meters under contract(2)........................................................       1,070,000        1,220,000
Meters in revenue service(2)....................................................          17,559          105,354

                                                                                      JUNE 30, 1996
                                                                         ----------------------------------------
                                                                                                         AS
                                                                           ACTUAL    PRO FORMA(3)   ADJUSTED(3)(4)
                                                                         ----------  -------------  -------------
                                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments......................  $  102,967   $   104,158    $   223,968
Total assets...........................................................     162,653       163,844        283,654
Long-term obligations, including current portion.......................     195,513       195,513        195,513
Series CC redeemable convertible preferred stock.......................      29,486       --             --
Total stockholders' equity (deficit)...................................     (70,400)      (39,723)        80,087

------------------------

(1) For an explanation of the determination of the number of shares used in computing pro forma net loss per share, see Note 1 to Consolidated Financial Statements.

(2) "Meters under contract" refers to the aggregate number of meters for which the Company has agreed to provide NMR services under services agreements with utilities and "Meters in revenue service" refers to the aggregate number of meters under contract which have been installed on the Company's networks and for which the Company is receiving NMR service revenues. As of August 31, 1996, the Company had 2,235,000 meters under contract and as of July 31, 1996, the Company had 143,415 meters in revenue service.

(3) Reflects, at the closing of the Company's initial public offering on October 2, 1996 (the "Initial Public Offering"): (1) the conversion of all outstanding shares of Preferred Stock into Common Stock; (2) the exercise of warrants on a cash basis to purchase 495,918 shares of Common Stock at an aggregate exercise price of approximately $1.2 million; and (3) the issuance of 913,876 shares of Common Stock upon the net exercise of certain warrants. Also reflects the assumed exercise of warrants on a cash basis to purchase 2,600,000 shares of Common Stock at an aggregate exercise price of $13,000 within 270 days of October 2, 1996.

(4) Adjusted to reflect the proceeds of the Company's Initial Public Offering at an offering price of $20.00 per share and after deducting underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds." Also reflects the sale of 1,579,404 shares of Common Stock pursuant to certain direct placements, less approximate issuance costs of $40,000 with respect to such purchases which also closed on October 2, 1996.

                                  RISK FACTORS

    AN INVESTMENT IN THE NEW NOTES BEING OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE EXCHANGING THE OLD NOTES FOR THE NEW NOTES OFFERED HEREBY. CERTAIN INFORMATION CONTAINED IN THIS SECTION AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING INFORMATION WITH REGARD TO THE COMPANY'S EXPECTED WIRELESS COMMUNICATIONS NETWORK DEPLOYMENTS AND OPERATIONS, ITS STRATEGY FOR MARKETING AND DEPLOYING SUCH NETWORKS AND RELATED FINANCING ACTIVITIES CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS."

HISTORY AND CONTINUATION OF OPERATING LOSSES

    The Company has incurred substantial and increasing operating losses since inception. As of June 30, 1996, the Company had an accumulated deficit of $127.3 million, primarily resulting from expenses incurred in the development of the Company's wireless data communications system, marketing of the Company's NMR, distribution automation and other services, the installation of its wireless data communications networks and the payment of other normal operating costs.

    The Company does not expect significant revenues during 1996 and expects to incur substantial and increasing operating losses and negative net cash flow after capital expenditures for the foreseeable future as it expands its research and development and marketing efforts and installs additional networks. The Company's network service revenues from a particular network are expected to lag significantly behind network installation expenses until such network is substantially complete. If the Company is able to deploy additional networks, the losses created by this lag in revenues are expected to increase until the revenues from the installed networks overtake the costs associated with the deployment and operation of such additional networks. The Company does not expect positive cash flow after capital expenditures from its NMR services operations for several years. A large portion of the Company's limited revenues to date has been attributable to miscellaneous equipment sales and development and other contract revenues that are largely non-recurring and that the Company expects to decrease and remain at relatively insignificant levels over the next few years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON AND UNCERTAINTY OF UTILITY MARKET ACCEPTANCE

    The Company's success will be almost entirely dependent on whether a large number of utility companies sign long-term services contracts with CellNet. Any decision by a utility to utilize the Company's services will involve a significant organizational, technological and financial commitment by such utility. The utility industry is generally characterized by long purchasing cycles and cautious decision making. Utilities typically go through numerous steps before making a final purchase decision. These steps, which can take up to several years to complete, may include the formation of a committee to evaluate the purchase, the review of different technical options with vendors, performance and cost justifications, regulatory review and the creation and issuance of requests for quotes and proposals, as well as the utilities' normal budget approval process. Purchases of the Company's services are, to a substantial extent, deferrable in the event that utilities seek to reduce capital expenditures. Outside of pilot trials, only five utilities (KCPL, UE, and recently NSP, PG&E and Puget) have made a commitment to purchase the Company's services to date, and there can be no assurance as to when or if the Company will enter into additional services contracts or that any such agreement would be on favorable terms to the Company. See "Business."

    Because automation of utility meter reading and distribution is a relatively new and evolving market, it is difficult to predict the future growth rate and size of this market. Utility companies are testing products from various suppliers for various applications, and no industry standard has been broadly adopted. The CellNet system is one possible solution for automated meter reading and distribution automation. There can be no assurance that the Company will be successful in achieving the large-scale adoption of its system. In the event that the utility industry does not adopt the Company's technology, or does so less rapidly than expected by the Company, the Company's future results, including its ability to service its indebtedness and achieve profitability, will be materially and adversely affected. In recent competitive bids, potential utility customers have from time to time selected competing systems to perform services offered by the Company. See "Business--Competition."

UNCERTAINTY OF FUTURE REVENUES; INCREASING INSTALLATION COSTS; NEED FOR
  ADDITIONAL SERVICES CONTRACTS AND FLUCTUATING OPERATING RESULTS

    The timing and amount of future revenues will depend almost entirely upon the Company's ability to obtain new services agreements with utilities and other parties and upon the successful deployment and operation of the Company's wireless data communications networks. The signing of any new services contracts is expected to occur on an irregular basis, if at all. The Company expects that it will generally take two to four years to complete the installation of each network after a services contract has been signed. Service revenues from such networks are not expected to exceed the Company's capital investments and expenses incurred to deploy and operate such network for several years. The Company will not begin to receive recurring revenues under a services contract until portions of the network become operational, which is expected to occur no earlier than six months after installation begins. The Company's results of operations may be adversely affected by delays or difficulties arising in the network installation process. The cost of network deployments will be highly variable and depend upon a wide variety of factors, including radio frequency characteristics, the size of a service territory and density of endpoints within such territory, the nature and sophistication of services being provided, local labor rates and other economic factors.

    CellNet currently derives almost all of its revenues from long-term services contracts with KCPL and UE. The Company recently entered into services contracts with NSP, PG&E and Puget. The Company will not generate sufficient cash flow to service its indebtedness or achieve profitability unless it enters into a significant number of additional services contracts. There can be no assurance that the Company will complete commercial deployments of the CellNet system under the KCPL, UE, NSP, PG&E and Puget contracts successfully or that it will obtain enough additional contracts on satisfactory terms for network deployments in a sufficient number of locations to allow the Company to achieve adequate cash flow to service its indebtedness or achieve profitability. The Company's operating results will fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control, including the rate at which utilities and other customers enter into new services contracts, general economic conditions, economic conditions in the utility industry, the effects of governmental regulations and regulatory changes, capital expenditures and other costs relating to the expansion of operations, the introduction of new services by the Company or its competitors, the mix of services sold, pricing changes and new service introductions by the Company and its competitors and prices charged by suppliers. In response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions or enter into strategic alliances or investments that could have a material adverse effect on the Company's business, results of operations, financial condition and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF ACCEPTANCE OF AND DEPENDENCE ON OTHER APPLICATIONS

    The Company's long-term business plan contemplates offering non-utility application services. The Company believes its future ability to service its indebtedness and to achieve profitability will be significantly dependent on its success in generating substantial revenues from such additional services. The Company currently has no services contracts which provide for the implementation of such services, and the Company has not yet demonstrated an ability to deploy such services on a commercial scale. In addition, unless utilities sign services contracts that enable the Company to deploy its wireless networks in their service areas, the Company may not be able to offer any such services in such areas or may be able to offer these services only on a limited basis. See "Business--Business Strategy--Promote Development of Non-Utility Applications" and "Business--Wireless Communications Industry Overview."

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE DEBT; SUBSTANTIAL FUTURE CAPITAL
  NEEDS

    The Company had outstanding indebtedness as of June 30, 1996 of approximately $195.5 million, which included $194.7 million of the Company's Notes. The Notes will accrete to $325.0 million by June 15, 2000. The Company must begin paying cash interest on the Senior Discount Notes on December 15, 2000. The Company and its subsidiaries intend to incur substantial additional indebtedness, primarily in connection with installing future networks. As a result, the Company and its subsidiaries will have substantial debt service obligations. The Company's capital expenditures will increase significantly if new services contracts are signed, and the Company expects that its cash flow taking into account capital expenditures will be increasingly negative over the next several years. The ability of the Company to meet its debt service requirements will depend upon achieving significant and sustained growth in the Company's cash flow, which will be affected by its success in implementing its business strategy, prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. The Company's ability to generate such cash flow is subject to a number of risks and contingencies. Included among these risks are: (i) the possibilities that the Company may not obtain sufficient additional services agreements or complete scheduled installations on a timely basis, (ii) revenues may not be generated quickly enough to meet the Company's operating costs and debt service obligations, (iii) the Company's wireless systems could experience performance problems or (iv) adoption of the Company's system could be less widespread than anticipated. Accordingly, there can be no assurance as to whether or when the Company's operations will generate positive cash flow or become profitable or whether the Company or its subsidiaries will at any time have sufficient resources to meet their debt service obligations. If the Company is unable to generate sufficient cash flow to service its indebtedness, it will have to reduce or delay planned capital expenditures, sell assets, restructure or refinance its indebtedness or seek additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all, particularly in light of the Company's high levels of indebtedness. In addition, the degree to which the Company is leveraged could have significant consequences, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, research and development, acquisitions, and other general corporate purposes may be materially limited or impaired, (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness and therefore cannot be used in the Company's business and (iii) the Company's high degree of leverage may make it more vulnerable to economic downturns, may limit its ability to withstand competitive pressures and may reduce its flexibility in responding to changing business and economic conditions.

    The Company will require substantial additional funds for the development, commercial deployment and expansion of its networks, as well as to fund operating losses. As of August 31, 1996, the Company had $88.5 million in cash, cash equivalents and short-term investments. On October 2, 1996, the Company completed its Initial Public Offering in which it sold 5,000,000 shares of its Common Stock at an offering price of $20 per share for net proceeds of $91,850,000 after deducting underwriting discounts and commisions and estimated offering expenses payable by the Company. In addition, on October 2, 1996, the Company completed certain direct placements in which it sold 1,579,404 shares of its Common Stock for net proceeds of $28,000,000, less estimated issuance costs of $40,000. The Company believes that its existing cash, cash equivalents and short-term investments and anticipated interest income and other revenues, will be sufficient to meet its cash requirements for at least the next 12 months. Thereafter, the Company expects that it will require substantial additional capital. Depending upon the number and timing of any new services agreements and upon the associated network deployment costs and schedules, the

Company may require additional equity or debt financing earlier than estimated in order to fund its working capital and other requirements. Future financings may be dilutive to existing stockholders. There can be no assurance that additional financing will be available when required or, if available, that it will be on terms satisfactory to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Reserves."

    Substantially all of the operations of the Company are and will be conducted through subsidiaries. Nonetheless, the Company has incurred significant indebtedness at the holding company level, and intends to incur substantial additional holding company indebtedness. The ability of the Company to service such indebtedness will depend on the availability of income and cash flow from its subsidiaries for distribution to the holding company. Such availability will depend on a number of factors, including the terms of financing agreements entered into by the Company's subsidiaries and restrictions arising under the laws of the jurisdictions wherein those subsidiaries conduct their businesses. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Company's indebtedness or to make any funds available therefor, whether in the form of loans, dividends or otherwise. Any default in the payment of its debt obligations could seriously impair the value of the Common Stock.

    In the event that the Company is unable to generate sufficient cash flow and is otherwise unable to obtain funds necessary to meet required payments on its indebtedness, the Company could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness would have certain enforcement rights, including the right to accelerate such debt and the right to commence an involuntary bankruptcy proceeding against the Company. In any such proceeding, the holders of the Company's debt would be entitled to receive payment of their claims prior to any distributions to equity holders. In addition, any holders of secured indebtedness of the Company and its subsidiaries would have certain rights to repossess, foreclose upon and sell the assets securing such indebtedness. See "Management; Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL AND INCREASING COMPETITION

    The emerging market for utility NMR systems, and the potential market for other applications once a common infrastructure is in place, have led electronics, communications and utility product companies to begin developing various systems, some of which currently compete, and others of which may in the future compete, with the CellNet system. The Company believes that its only significant direct competitor in the marketplace at present is Itron, Inc. ("Itron"), an established manufacturer and seller of hand-held and drive-by automated meter reading equipment to utilities. Itron has announced the development of its Genesis-TM- system, a radio network system similar to the Company's, for meter reading purposes and is presently offering that system in the marketplace. The Company believes that Itron has signed at least two contracts with utilities for the commercial installation of its Genesis-TM-system.

    There may be many potential alternative solutions to the Company's NMR services including traditional wireless solutions. Metricom, Inc., a provider primarily of subscriber-based, wireless data communications for users of portable and desktop computers; First Pacific Networks, a provider primarily of bandwidth efficient wireline communications technology; and Lucent Technologies are examples of companies whose technology might be adapted for NMR and who may become direct competitors of the Company in the future. Schlumberger is developing a fixed network system in cooperation with Motorola for meter reading as well. Schlumberger, Lucent Technologies and First Pacific Networks either have conducted, or are in the process of conducting, pilot trials of utility network automation systems. Established suppliers of equipment, services and technology to the utility industry such as Asea Brown Boveri and General Electric could expand their current product and service offerings so as to compete directly with the Company, although they have not yet done so. Many of the Company's present and potential future competitors have substantially greater financial, marketing, technical and manufacturing resources, name recognition and experience than the Company. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services than the Company. While CellNet believes its technology is widely regarded as competitive at the present time, there can be no assurance that the Company's competitors will not succeed in developing products or technologies that are better or more cost effective. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. In addition, if the Company achieves significant success it could draw additional competitors into the market. Traditional providers of wireless services may in the future choose to enter the Company's markets. Such existing and future competition could materially adversely affect the pricing for the Company's services and the Company's ability to sign long-term contracts and maintain existing agreements with utilities. Competition for services relating to non-utility applications may be more intense than competition for utility NMR services. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on the Company's business, operating results, financial condition and cash flow. See "Business--Competition."

TECHNOLOGICAL PERFORMANCE AND BUILD-OUT OF THE SYSTEM; RAPID TECHNOLOGICAL
  CHANGE AND UNCERTAINTY

    The Company's initial target market is the monitoring, control and automation of utility companies' electric, gas and water distribution networks. Although the CellNet system (including both NMR services and distribution automation) has been deployed commercially with more than 105,000 meters in revenue service as of June 30, 1996, there can be no assurance that unforeseen problems will not develop with respect to the Company's technology, products or services, or that the Company will be successful in completing the development and commercial implementation of its technology on a wider scale. The Company must complete a number of technical development projects and continue to expand and upgrade its capabilities in connection with such commercial implementation, the success of which cannot be assured. While the Company believes that it has developed the necessary hardware to install its endpoint devices on most of the standard electromechanical electric meters manufactured by the four largest U.S. electric meter manufacturers, there can be no assurance that the Company will be able to develop successfully a full range of endpoint devices required by utilities. The Company must also develop the hardware enhancements necessary to utilize its system on a commercial basis with gas and water meters. The Company's future success will be materially adversely affected if it is not successful or is significantly delayed in the completion of its hardware development programs.

    The Company's future success will also depend, in part, on its ability to enhance its existing hardware, software and wireless communications technology. The telecommunications industry has been characterized by rapid, significant technological advances. The advent of computer-linked electronic networks, fiber optic transmission, advanced data digitization technology, cellular and satellite communications capabilities and personal communications systems ("PCS") have radically expanded communications capabilities and market opportunities. Future advances may render the Company's technology obsolete or less cost effective than competitive systems or erode the Company's market position. Many companies from diverse industries are seeking solutions for the transmission of data over traditional communications media, including radio, as well as more recently developed media such as cellular and PCS-based networks. Competitors may be capable of offering significant cost savings or other benefits to the Company's customers, and there can be no assurance that the Company will maintain competitive services or obtain appropriate new technologies on a timely basis or on satisfactory terms. See "Business--Wireless Communications Industry Overview."

    The necessary development effort will require the Company to make continued substantial investments. The Company has encountered product development delays in the past affecting both software and hardware components of its system. See "Business--Research and Development."

ACCESS TO RADIO FREQUENCY ("RF") SPECTRUM; REGULATION BY THE FEDERAL
  COMMUNICATIONS COMMISSION ("FCC")

    The Company will attempt to obtain exclusive usage of licensed bandwidth and/or secure its own licenses. CellNet licenses radio spectrum for its wireless networks in the top 60 MSAs in the U.S. sufficient to support its projected utility and non-utility applications with a margin for future growth. Enough frequency spectrum may not be available to fully enable the delivery of all or a part of the Company's wireless data communications services or the Company may be required to find alternative frequencies. The cost of obtaining such spectrum is currently difficult to estimate and may involve time delays and/or increased cost to the Company. The Company could also be unable to obtain frequency in certain areas. Any of these circumstances could have a material adverse impact on the Company's future ability to provide its network services and on the Company's business, operating results, financial condition and cash flow. See "Business--Regulation."

    The Company's network equipment uses radio spectrum and, as such, is subject to regulation by the FCC. In addition, CellNet intends to provide services as a private carrier. This status allows services to be provided pursuant to individual contracts without becoming subject to many of the statutory requirements and FCC and state regulations that govern the provision of common carrier services. The Company's network equipment uses both licensed RF spectrum allocated for multiple address system ("MAS") operations in the 928/952 MHz band and unlicensed spectrum in the 902-928 MHz band. In order to obtain a license to operate the Company's network equipment in the 928/952 MHz band, license applicants may need to obtain a waiver of various sections of the FCC's rules. Although the Company has obtained such waivers for its licensed systems routinely in the past, and expects the required waivers to be granted on a routine basis in the future, there can be no assurance that the Company will be able to obtain such waivers on a timely basis or to obtain them at all. In addition, as the amount of spectrum in the 928/952 MHz band is limited, issuance of these licenses is contingent upon the availability of spectrum in the area(s) for which the licenses are requested. The Company might not be able to obtain licenses to the spectrum it needs in every area in which it has prospective customers. The FCC's rules, subject to a number of limited exceptions, permit third parties such as CellNet to operate on spectrum licensed to utilities to provide other services. The Company plans to use these provisions of the FCC's rules to expand its CellNet system.

    The FCC requires that a minimum configuration of an MAS system be in operation within eighteen months from the initial date of the grant of the system authorization or risk forfeiture of the license for the MAS frequencies. The eighteen-month deadline may be extended upon showing of good cause, but there is no assurance that the FCC will grant any such extension. The Company is responding to this requirement by selectively building out transmission capacity in some areas where it does not yet have utility telecommunications services contracts and may permit licenses to lapse in certain areas.

    No license is needed to operate the Company's equipment utilizing the 902-928 MHz band, although the equipment must be certified by the Company and the FCC as being compliant with certain FCC restrictions on radio frequency emissions designed to protect licensed services from objectionable interference. While the Company believes it has obtained all required certifications for its products, the FCC could modify the limits imposed on such products or otherwise impose new authorization requirements, and in either case, such changes could have a material adverse impact on the Company's business. The FCC recently completed a new rulemaking proceeding designed to better accommodate the cohabitation in the 902-928 MHz band of existing licensed services with newly authorized and expanded uses of licensed systems, and existing and newly designed unlicensed devices like those used by the Company. In this proceeding, the FCC expressly recognized the rights of such unlicensed services to operate under certain delineated operating parameters even if the potential for interference to the licensed operations exists. The Company's systems will operate within those specified parameters. The FCC retains the right to modify those rules or to allow for other uses of this spectrum that might create interference to the Company's systems, which could, in either case, have a material adverse impact on the Company's business, operating results, financial condition and cash flow.

    While the Company intends to offer non-utility services as a private carrier and in accordance with FCC Rules, each such service offering would need to be reviewed relative to these rules. The FCC's rules currently prohibit the use of the MAS frequencies on which the Company is operating its systems for the provision of common carrier service offerings. In the event that it is determined that a particular service offering does not comply with the rules, the Company may be required to restructure such offering or to utilize other frequencies for the purpose of providing such service. There can be no assurance that the Company will gain access to such other frequencies. Future interpretation of regulations by the FCC or changes in the regulation of the Company's industry by the FCC or other regulatory bodies or legislation by Congress could have a material adverse effect on the Company's business, operating results, financial condition and cash flow. See "Business--Regulation."

MANAGEMENT OF GROWTH; DEPENDENCE ON KEY PERSONNEL

    The Company's recent growth has placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources. The Company's ability to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. These demands are expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. There can be no assurance that the Company will be able to effectively manage the expansion of its operations, that its systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to exploit opportunities for the Company's services. An inability to manage growth, if any, could have a material adverse effect on the Company's business, results of operations, financial condition and cash flow. See "Management."

    The success of the Company is substantially dependent on its key management and technical personnel, the loss of one or more of whom could adversely affect the Company's business. All of the Company's employees and officers are employed on an at-will basis. Presently, the Company does not maintain a "key man" life insurance policy on any of its executives or employees. The Company's future success also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract or retain highly qualified technical and managerial personnel in the future. An inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect on the Company's business, operating results, financial condition and cash flow. See "Business--Employees" and "Management."

UNCERTAINTY OF PROTECTION OF COPYRIGHTS, PATENTS AND PROPRIETARY RIGHTS

    The Company relies on a combination of trade secret protection, copyright, patent, trademark and confidentiality agreements and licensing arrangements to establish and protect its proprietary rights. The Company's success will depend in part on its ability to maintain copyright and patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. While the Company has obtained and applied for patents, and intends to file applications as appropriate for patents covering its products and processes, there can be no assurance that additional patents will be issued or, if issued, that the scope of any patent protection will be significant, or that any patents issued to the Company or licensed by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company.

Since U.S. patent applications are maintained in secrecy until patents are issued, and since publication of inventions in the technical or patent literature tend to lag behind such inventions by several months, CellNet cannot be certain that it was the first creator of inventions covered by its issued patents or pending patent applications, that it was the first to file patent applications for such inventions or that no patent conflict will exist with other products or processes which could compete with the Company's products or approach. Despite the Company's efforts to safeguard and maintain these proprietary rights, there can be no assurance that the Company will be successful or that the Company's competitors will not independently develop patent technologies that are substantially equivalent or superior to the Company's technologies. Participants in the wireless industry, including competitors of the Company, typically seek to obtain patents which will provide as broad protection as possible for their products and processes. There is a substantial backlog of patents at the U.S. Patent Office. It is uncertain whether any such third-party patents will require the Company to alter its products or processes, obtain licenses or cease certain activities. An adverse outcome with regard to a third-party patent infringement claim could subject the Company to significant liabilities, require disputed rights to be licensed or restrict the Company's ability to use such technology. The Company also relies to a substantial degree upon unpatented trade secrets, and no assurance can be given that others, including the Company's competitors, will not independently develop or otherwise acquire substantially equivalent trade secrets. In addition, whether or not additional patents are issued to the Company, others may receive patents which contain claims applicable to products or processes developed by the Company. If any such claims were to be upheld, the Company would require licenses, and no assurance can be given that licenses would be available on acceptable terms, if at all. In addition, the Company could incur substantial costs in defending against suits brought against it by others for infringement of intellectual property rights or in prosecuting suits which the Company might bring against other parties to protect its intellectual property rights. From time to time the Company receives inquiries with respect to the coverage of its intellectual property rights, and there can be no assurance that such inquiries will not develop into litigation. See "Business--Proprietary Rights."

    In October 1996, Itron, Inc., one of the Company's competitors, filed a complaint against the Company in the Federal District Court in Minnesota, alleging that the Company infringes an Itron patent which was issued in September 1996. Itron is seeking a judgment for damages, attorneys fees and injunctive relief. The Company believes, based on information currently known, that the Company's products do not infringe any valid claim in the Itron patent, and in the Company's opinion, the ultimate outcome of the lawsuit is not expected to have a material adverse effect on its results of operations or financial condition. See "Business--Litigation."

    Although the Company has been granted federal registration of its "CellNet" trademark, another Company has filed a petition for cancellation in an attempt to challenge such registration which, if successful, would mean the Company could lose its registration and be required to adopt a new trademark and possibly a new or modified corporate name. CellNet could encounter similar challenges to its trademark and corporate name in the future. While the requirement to adopt a new trademark or new or modified corporate name could involve a significant expense and could result in the loss of any goodwill and name recognition associated with the Company's current trademark and corporate name, the Company does not believe this would have a long-term material adverse impact on its business, operating results, financial condition and cash flow. See "Business--Litigation."

DEPENDENCE ON THIRD-PARTY MANUFACTURERS; EXPOSURE TO COMPONENT SHORTAGES

    The Company relies and will continue to rely on outside parties to manufacture a majority of its network equipment such as radio devices and printed circuit boards. As the Company signs additional services contracts, there will be a significant ramp-up in the amount of manufacturing by third parties in order to enable the Company to meet its contractual commitments. The Company currently relies on single manufacturers for radio devices and for printed circuit boards. There can be no assurance that these manufacturers will be able to meet the Company's manufacturing needs in a satisfactory and timely manner or that the Company can obtain additional manufacturers when and if needed. Although the Company believes alternative manufacturers are available, an inability of the Company to develop alternative suppliers quickly or cost-effectively could materially impair its ability to manufacture and install systems. The Company's reliance on third-party manufacturers involves a number of additional risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance, production yields and costs. Although the Company believes that these manufacturers would have an economic incentive to perform such manufacturing for the Company, the quality, amount and timing of resources to be devoted to these activities is not within the control of the Company, and there can be no assurance that manufacturing problems will not occur in the future. A significant price increase, a quality control problem, an interruption in supply from one or more of such manufacturers or the inability to obtain additional manufacturers when and if needed could have a material adverse effect on the Company's business, operating results, financial condition and cash flow. See "Business--Manufacturing and Operations."

    Certain of the Company's subassemblies, components and network equipment are procured from single sources and others are procured only from a limited number of sources. In addition, CellNet may be affected by general shortages of certain components, such as surface mounted integrated circuits and memory chips. There have been shortages of such materials generally in the marketplace from time to time in the past. The Company's reliance on such components and on a limited number of vendors and subcontractors involves certain risks, including the possibility of shortages and reduced control over delivery schedules, manufacturing capability, quality and cost. A significant price increase or interruption in supply from one or more of such suppliers could have a material adverse effect on the Company's business, operating results, financial condition and cash flow. Although the Company believes alternative suppliers of sub-assemblies, components and network equipment are available, the inability of the Company to develop alternative sources quickly or cost-effectively could materially impair its ability to manufacture and install systems. Lead times can be as long as a year for certain components, which may require the Company to use working capital to purchase inventory significantly in advance of receiving any revenues. See "Business--Manufacturing and Operations."

DEPENDENCE ON BUSINESS ALLIANCES

    A key element of the Company's business strategy is the formation of corporate alliances with leading companies. The Company is currently investing, and plans to continue to invest, significant resources to develop these relationships. The Company believes that its success in penetrating markets for non-utility applications of its network will depend in large part on its ability to maintain these relationships and to cultivate additional or alternative relationships. There can be no assurance that the Company will be able to develop additional corporate alliances with such companies, that existing relationships will continue or be successful in achieving their purposes or that such companies will not form competing arrangements. See "Business--Business Strategy--Form Strategic Alliances."

POSSIBLE TERMINATION OF LONG-TERM CONTRACTS

    The Company expects that substantially all of its future revenues will be provided pursuant to long-term services contracts with utility companies and other parties. These contracts will generally be subject to cancellation or termination in certain circumstances in the event of a material and continuing failure on CellNet's part to meet agreed NMR performance standards on a consistent basis over agreed time periods, subject to certain rights to cure any such failure. Each of the Company's existing services contracts also provides for termination of such contracts by the respective utility without cause in less than ten years, subject to certain reimbursement provisions. Such contracts also provide that CellNet will be required to compensate such utilities for the use of its system for non-utility applications. In the event that a services contract is terminated by a utility, the Company would incur substantial losses. A network's service revenues are not expected to exceed the Company's capital investments to deploy such network for several years. Termination or cancellation of one or more utility services contracts would have a material adverse effect on the Company's business, results of operations, financial condition and cash flow. See "Business-- Current Utility Services Agreements."

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

    The Company plans to expand into international markets and has begun initial marketing efforts. The Company does not anticipate that it will have any material international operations in the next 12 months. If revenues generated by international activities are not adequate to offset the expense of establishing and maintaining these activities, the Company's business, operating results, financial condition and cash flow could be materially adversely affected. International demand for the Company's services and systems is expected to vary by country, based on such factors as the regulatory environment, electric power generating capacity and demand, labor costs and other political and economic conditions. To date, the Company has no experience in developing a localized version of its wireless data communications system for foreign markets. The Company believes its ability to establish business alliances in each international market will be critical to its success. There can be no assurance that the Company will be able to successfully develop, market and implement its system in international markets or establish successful business alliances for these markets. In addition, there are certain risks inherent in doing business internationally, such as unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences, any of which could adversely impact the Company's potential international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on its business, operating results, financial condition and cash flow. See "Business--Business Strategy--Pursue Internal Expansion."

    The Company's strategy is to pursue international markets through a proposed joint venture with BEn which could involve additional partners in a local operating project entity in a particular country. The Company may not have a majority interest or control of the board of directors of any such local operating project entity. The risk is present in any such joint venture in which the Company may determine to participate, that the other joint venture partner may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or the Company. The risk is also present that a joint venture partner may be unable to meet its economic or other obligations and that the Company may be required to fulfill those obligations. In addition, in any joint venture in which the Company does not have a majority interest, the Company may not have control over the operations or assets of such joint venture. See "Business--Business Strategy--Pursue Internal Expansion."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

    The New Notes are being offered to the Holders of the Old Notes. Prior to this Exchange Offer, there has been no public market for the Old Notes. Prior to Exchange Offer there are no New Notes. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the Nasdaq National Market. The Initial Purchaser has informed the Company that it currently intends to make a market for the New Notes. However, the Initial Purchaser is not obligated to do so and any such market making may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop or be maintained for the New Notes. If the New Notes are traded after their initial issuance they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition, performance and prospects of the Company.

CONSEQUENCES TO NON-TENDERING HOLDERS OF OLD NOTES

    Upon consummation of the Exchange Offer, the Company will have no further obligation to register the Old Notes. Thereafter, any Holder of Old Notes who does not tender its Old Notes in the Exchange

Offer, including any Holder which is an "affiliate" (as that term is defined in Rule 405 of the Securities Act) of the Company which cannot tender its Old Notes in the Exchange Offer, will continue to hold restricted securities which may not be offered, sold or otherwise transferred, pledged or hypothecated except pursuant to Rule 144 and Rule 144A under the Securities Act or pursuant to any other exemption from registration under the Securities Act relating to the disposition of securities, provided that an opinion of counsel is furnished to the Company that such an exemption is available.

HOLDING COMPANY STRUCTURE; DEPENDENCE OF COMPANY ON SUBSIDIARIES FOR REPAYMENT
  OF NOTES;
  EFFECTIVE SUBORDINATION OF NOTES TO INDEBTEDNESS OF SUBSIDIARIES

    The Notes will be obligations of the Company exclusively. Substantially all of the operations of the Company are and will be conducted through direct and indirect subsidiaries. The Company's cash flow and, consequently, its ability to service debt, including the Notes, will depend upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries to the Company in the form of loans, dividends or otherwise. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether in the form of loans, dividends or otherwise. In addition, the Company's subsidiaries are likely to become parties to financing arrangements in connection with the development of the wireless systems, which may contain limitations on the ability of such subsidiaries to pay dividends or to make loans or advances to the Company. In the event of any insolvency, bankruptcy or similar proceedings, creditors of the subsidiaries would generally be entitled to priority over holders of the Notes with respect to the assets of the affected subsidiary. See "Description of Old Notes--Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries."

    Because the Company is a holding company that conducts and will conduct its business through its subsidiaries, all existing and future liabilities of the Company's subsidiaries, including trade payables, will be effectively senior to the Notes. The Indenture limits, but does not prohibit, the incurrence of additional indebtedness by the Company and its subsidiaries. See "Description of Old Notes--Limitation on Indebtedness and Preferred Stock."

RANKING OF NOTES

    The Notes will be senior obligations of the Company ranking PARI PASSU in right of payment as to all existing and future indebtedness of the Company, other than indebtedness that is expressly subordinated to the Notes. Upon consummation of the offering made hereby, the Company will have no indebtedness outstanding that is subordinated to the Notes, and no senior indebtedness, other than the Notes. However, the Company and its subsidiaries may incur substantial additional indebtedness, including indebtedness which is secured by assets of the Company and its subsidiaries. Any holders of secured indebtedness of the Company would be entitled to payment of their indebtedness out of the proceeds of their collateral prior to the holders of any general unsecured obligations of the Company, including the Notes, and any holders of indebtedness of subsidiaries of the Company would generally be entitled to repayment of such indebtedness from the assets of the affected subsidiaries before such assets were made available for distribution to the Company. Similarly, in the event of any distribution or payment of the assets of the Company in any foreclosure, dissolution, winding-up, liquidation or reorganization, holders of any secured indebtedness will have a secured prior claim to the assets of the Company that constitute their collateral and holders of subsidiary indebtedness would be entitled to prior repayment of their claims from the assets of the relevant subsidiary. In the event of bankruptcy, liquidation or reorganization of the Company, holders of the Notes will participate ratably with all holders of senior unsecured indebtedness of the Company which is deemed to be of the same class as the Notes, and potentially with all other general creditors of the Company, based upon the respective amounts owed to each holder or creditor, in the remaining assets of the Company. In any of the foregoing events, there can be no assurance that there would be sufficient assets to pay amounts due on the Notes.

FRAUDULENT TRANSFER AND PREFERENCE CONSIDERATIONS

    Under applicable provisions of the federal bankruptcy law or comparable provisions of state fraudulent transfer law, if the Company, at the time of issuance of, or making any payment in respect of, the Notes, (a)(i) was or was rendered insolvent thereby, was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, and (ii) the Company received less than reasonably equivalent value or fair consideration for such issuance, or (b) the Company issued the Notes or made any payment thereunder with intent to hinder, defraud or delay any of its creditors, the obligations of the Company under some or all of the Notes could be avoided or held to be unenforceable by a court, the obligations of the Company under the Notes could be subordinated to claims of other creditors or the holders could be required to return payments already received. In particular, if the Company were to cause a subsidiary to make a dividend in order to enable the Company to make payments in respect of the Notes, and such transfer constituted a fraudulent transfer the holders could be required to return the payment. In any of the foregoing cases, there could be no assurance that the holders would ultimately recover the amounts owing under the Notes. In addition, under the preference law of the State of New York, if the Company were to issue the Notes or make any payment in respect thereof in contemplation of insolvency, the Notes could be avoided or amounts paid to the holders could be required to be returned.

    The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in any such case. Generally, however, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at a fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

    The Company believes that it will not be insolvent at the time of or as a result of any of the offerings made hereby, that it will not engage in a business or transaction for which its assets constitute unreasonably small capital, and that it did not and does not intend to incur or believe that it will incur debts beyond its ability to pay such debts as they mature. These beliefs are based on internal cash flow projections and estimated value of assets and liabilities. There can be no assurance, however, that a court passing on such questions would agree with the Company's analysis.

ORIGINAL ISSUE DISCOUNT

    The Notes will be issued at a substantial discount from their principal amount at maturity. Although cash interest will not be payable in respect of the Notes prior to December 15, 2000, Original Issue Discount (the difference between the stated redemption price at maturity of the Notes and the issue price of the Notes) will accrue from the issue date of the Notes and generally will be includable as interest income in the Note holder's gross income for United States federal income tax purposes in advance of the cash payments to which the income is attributable.

    Furthermore, the Notes will be subject to the high yield discount obligation rules which will defer and may in part eliminate the Company's ability to deduct the Original Issue Discount attributable to the Notes. Accordingly, the Company's after tax cash flow might be less than if the Original Issue Discount on the Notes was deductible when it accrued. See "Certain Federal Income Tax Considerations--Notes-- Applicable High Yield Discount Obligations." Similar results may apply under state tax laws.

    If a bankruptcy case were commenced by or against the Company under the Federal Bankruptcy Code of 1978, as amended (the "Bankruptcy Code"), after the issuance of the Notes, the claim of a holder is the sum of: (i) the initial offering price and (ii) that portion of the Original Issue Discount that is not deemed to constitute "unmatured interest" for purposes of the Bankruptcy Code. Any Original Issue Discount that was not accrued as of the date of any such bankruptcy filing would constitute "unmatured interest."

                                USE OF PROCEEDS

    This Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement. CellNet will not receive any cash proceeds from the issuance of the New Notes offered in the Exchange Offer. In consideration for issuing the New Notes as contemplated in this Prospectus, the Company will receive in exchange Old Notes in like principal amount, the form and terms of which are the same in all material respects as the form and terms of the New Notes except that the New Notes have been registered under the Securities Act and hence do not include certain rights to registration thereunder. The Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the indebtedness of the Company.

    Net proceeds from the sale of the Old Notes (after the deduction of placement fees and other expenses of the offering of the Old Notes) were approximately $172 million. Such proceeds have been and will be used for general corporate purposes, including working capital, capital requirements (capital expenditures and negative operating cash flow) expected to be incurred in connection with the installation and operation of the Company's networks and continuing research and development activities. Pending application of the proceeds as described above, the Company has invested the net proceeds of the issuance of the Old Notes in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    The Company has not declared or paid any dividends on its capital stock since its inception. The Company currently anticipates that it will retain all of its future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future, and any changes in the Company's dividend policies will be determined by its Board of Directors. The Company's existing financing arrangements also restrict the payment of any dividends. The Company anticipates that it and its subsidiaries will incur substantial additional indebtedness, which is also likely to restrict the payment of dividends.

                                 CAPITALIZATION

    The following table sets forth (i) the capitalization of the Company as of June 30, 1996, (ii) the pro forma capitalization of the Company in connection with the Company's Initial Public Offering after giving effect to the automatic conversion of all outstanding shares of Preferred Stock into Common Stock, the issuance of 913,876 shares of Common Stock upon the net exercise of certain warrants, the issuance of 3,095,918 shares of Common Stock upon the exercise on a cash basis of certain outstanding warrants for aggregate proceeds to the Company of $1.2 million and the reincorporation of the Company in Delaware which occurred on August 30, 1996, and (iii) the as adjusted capitalization of the Company to reflect the receipt of the net proceeds from the sale of Common Stock in the Initial Public Offering thereof at the initial offering price of $20.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and the receipt of the net proceeds of $27.96 million from the sale of Common Stock to NSP, UE and BEn which occurred on October 2, 1996.

                                                                                        JUNE 30, 1996
                                                                            -------------------------------------
                                                                              ACTUAL      PRO FORMA   AS ADJUSTED
                                                                            -----------  -----------  -----------
                                                                                       (IN THOUSANDS)
Notes(1)..................................................................  $   194,720  $   194,720   $ 194,720
                                                                            -----------  -----------  -----------
Capital lease obligations(2)..............................................          793          793         793
                                                                            -----------  -----------  -----------
Series CC redeemable convertible preferred stock, $.001 par value;
  3,215,768 shares designated and outstanding actual; no shares
  outstanding pro forma and as adjusted...................................       29,486      --           --
Stockholders' equity (deficit):
Convertible preferred stock, $.001 par value; 15,000,000 shares authorized; 9,137,078 shares outstanding actual; no shares outstanding
  pro forma and as adjusted...............................................       27,196      --           --
Common Stock, $.001 par value; 50,000,000 shares authorized; 5,209,472 shares outstanding actual; 33,924,958 shares outstanding pro forma(3);
  and 100,000,000 shares authorized and 40,504,362 shares outstanding as
  adjusted(4).............................................................       27,636       88,484     208,294
Notes receivable from sale of Common Stock................................         (866)        (866)       (866)
Warrants..................................................................        2,984            9           9
Accumulated deficit.......................................................     (127,334)    (127,334)   (127,334)
Net unrealized loss on short-term investments.............................          (16)         (16)        (16)
                                                                            -----------  -----------  -----------
Total stockholders' equity (deficit)......................................      (70,400)     (39,723)     80,087
                                                                            -----------  -----------  -----------
Total capitalization......................................................  $   154,599  $   155,790   $ 275,600
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

------------------------

(1) See Note 5 to Consolidated Financial Statements.

(2) See Note 9 to Consolidated Financial Statements.

(3) Excludes 3,779,136 shares of Common Stock issuable upon the exercise of outstanding options as of June 30, 1996, with a weighted average exercise price of $.625 per share and 52,610 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock at a weighted average exercise price of $7.59 per share. See "Management--Incentive Stock Plans," "Description of Capital Stock--Warrants" and Note 7 to Consolidated Financial Statements.

(4) Upon the closing of the Company's Initial Public Offering of its Common Stock, 100,000,000 shares of Common Stock were authorized for issuance.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1993, 1994 and 1995, and the consolidated balance sheet data at December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1991 and 1992 and the consolidated balance sheet data at December 31, 1991, 1992 and 1993 are derived from audited consolidated financial statements not included herein. The consolidated statement of operations data for the six months ended June 30, 1995 and 1996 and the consolidated balance sheet data at June 30, 1996 are derived from unaudited consolidated financial statements that include, in the opinion of management, all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of the information set forth therein. The consolidated results of operations for the six months ended June 30, 1996 or any other period are not necessarily indicative of future results.

                                                                                                  SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,                        ENDED JUNE 30,
                                ----------------------------------------------------------  ----------------------
                                   1991        1992        1993        1994        1995        1995        1996
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
  Revenues....................  $    7,408  $    3,148  $    1,757  $    1,651  $    2,126  $    1,291  $      420
  Costs and expenses:
  Cost of revenues............       6,943       2,509       1,840       1,191       5,129       1,931       3,483
  Research and development....       7,765       6,838       5,262       9,693      22,380       6,735      13,009
  Marketing and sales.........       3,037       1,523       1,447       3,257       4,201       1,946       2,924
  General and
    administrative............       2,048         843       1,450       2,583       6,805       2,874       5,412
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total costs and expenses....      19,793      11,713       9,999      16,724      38,515      13,486      24,828
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Loss from operations........     (12,385)     (8,565)     (8,242)    (15,073)    (36,389)    (12,195)    (24,408)
  Other income (expense)......        (178)       (378)       (148)        441      (4,564)         75      (7,903)
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Loss before income taxes....     (12,563)     (8,943)     (8,390)    (14,632)    (40,953)    (12,120)    (32,311)
  Provision for income
    taxes.....................      --          --               1           2           3           1           2
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net loss....................  $  (12,563) $   (8,943) $   (8,391) $  (14,634) $  (40,956) $  (12,121) $  (32,313)
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Pro forma net loss per
    share(1)..................                                                  $    (1.22)             $    (0.94)
                                                                                ----------              ----------
                                                                                ----------              ----------
  Shares used in computing pro
    forma net loss per
    share(1)..................                                                      33,497                  34,483
                                                                                ----------              ----------
                                                                                ----------              ----------

                                                        DECEMBER 31,                              JUNE 30, 1996
                                   -------------------------------------------------------  --------------------------
                                     1991       1992       1993        1994        1995       ACTUAL     PRO FORMA(2)
                                   ---------  ---------  ---------  ----------  ----------  -----------  -------------
                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and
    short-term investments.......  $     669  $   2,236  $   8,884  $   24,508  $  143,797  $   102,967   $   104,158
  Total assets...................      4,833      4,123     11,510      31,809     184,306      162,653       163,844
  Long-term obligations,
    including current portion....      1,598      1,734        825         546     183,348      195,513       195,513
  Series CC redeemable
    convertible preferred
    stock........................     --         --         --          29,486      29,486       29,486       --
  Total stockholders' equity
    (deficit)....................     (3,065)      (235)     8,011      (1,564)    (38,103)     (70,400)      (39,723)

------------------------

(1) See Note 1 to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing pro forma net loss per share.

(2) Reflects, at the closing of the Company's Initial Public Offering: (1) the conversion of all outstanding shares of Preferred Stock into Common Stock;
    (2) the exercise of warrants on a cash basis to purchase 495,918 shares of Common Stock at an aggregate exercise price of approximately $1.2 million; and (3) the issuance of 913,876 shares of Common Stock upon the net exercise of certain warrants. Also reflects the assumed exercise of warrants on a cash basis to purchase 2,600,000 shares of Common stock at an aggregate exercise price of $13,000 within 270 days of October 2, 1996.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CELLNET DATA SYSTEMS, INC. SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. CERTAIN OF THE INFORMATION CONTAINED IN THIS SECTION AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING INFORMATION WITH REGARD TO THE COMPANY'S EXPECTED WIRELESS DATA COMMUNICATIONS NETWORK DEPLOYMENTS AND OPERATIONS, ITS STRATEGY FOR MARKETING AND DEPLOYING SUCH NETWORKS AND RELATED FINANCING ACTIVITIES, CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW

    The Company intends to deploy and operate a series of wireless data communications networks pursuant to long-term contracts with utility company customers and to earn recurring revenues by providing NMR services to the utilities and using the network to support a variety of non-utility applications. The Company's business strategy has affected and will continue to affect its financial condition and results of operations as follows:

    CHANGING COMPOSITION OF REVENUES. The Company's revenues in recent years have been primarily attributable to sales of, and contract fees related to the development of, miscellaneous utility communication equipment. The Company believes that such revenues will be largely non-recurring and will diminish to relatively insignificant levels over the next few years. The Company derives an increasing proportion of its revenues from fees earned under services agreements related to its wireless communications networks. Under the Company's existing services agreements with KCPL, UE, NSP, PG&E and Puget, the Company receives monthly NMR service fees based on the number of endpoint devices that are in revenue service during the applicable month to bill customers.

    UNEVEN REVENUE GROWTH. The timing and amount of the Company's future revenues will depend upon its ability to obtain additional services agreements with utilities and other customers and upon the Company's ability to successfully deploy and operate its wireless communications networks. New services agreements are expected to be obtained on an irregular basis, and there may be prolonged periods during which the Company does not enter into any additional services agreements. As a result, the Company expects that its revenues will not grow smoothly over time, but will increase unevenly as the Company enters into new services agreements, and may decrease sharply in the event that any of its existing services agreements are terminated or not renewed. See "Risk Factors--Uncertainty of Future Revenues; Increasing Installation Costs; Need for Additional Services Contracts; and Fluctuating Operating Results."

    REVENUES LAG NETWORK DEPLOYMENT. The Company generally realizes network service revenue under a services agreement with a utility only when a portion of the network is installed and the utility has begun billing customers based upon NMR data. The Company expects that its receipt of network service revenue will lag the signing of the related services agreements by a minimum of six months and that it will generally take two to four years to complete installation of a network after each services agreement has been signed. A network's service revenues are not expected to exceed the Company's capital investments and expenses incurred to deploy such network for several years. The Company signed agreements with KCPL and UE in August 1994 and August 1995, respectively, and did not receive its first revenue under the KCPL and UE services agreements until September 1995 and May 1996, respectively. The Company expects substantially to complete the installation of its NMR network for KCPL by the end of 1996. At that time, the Company expects to have approximately 355,000 automated meters installed on the KCPL network, all of which are expected to be in revenue service by the end of the first quarter 1997. The Company also expects that approximately 50,000 additional automated meters will be installed on the KCPL network during 1997 and added to the total number of meters in revenue service upon acceptance by KCPL for billing purposes. The Company is in the process of reviewing with KCPL the remaining meters (approximately 15,000) under contract with KCPL in order to determine the number which should be automated and/or read manually.

The Company expects substantially to complete the UE network in 1998. The Company began the installation of both the NSP and Puget networks in August 1996. As additional segments of the Company's networks are installed and used by its utility clients for billing purposes, the Company expects to realize a corresponding increase in its network service revenues. However, if the Company is able to successfully deploy an increasing number of networks over the next few years, the operating losses created by this lag in revenues, and negative cash flow resulting from such operating losses and the capital expenditures expected to be required in connection with the installation of such networks, are expected to widen for a period of time and will continue until the operating cash flow from installed networks exceeds the costs of deploying and operating additional networks.

    IMPACT OF RAPID EXPANSION. CellNet will not typically invest the capital necessary to deploy a wireless communications network prior to entering into a long-term services agreement with a utility or other customer. However, during its expansion phase, the Company will be required to invest significant amounts of capital in its networks and to incur substantial and increasing sales and marketing expenses before receiving any return on such expenditures through network service revenues. The Company has incurred substantial operating losses since inception and, as of June 30, 1996, had an accumulated deficit of $127.3 million. The Company does not expect significant revenues during 1996 and expects to incur substantial and increasing operating losses and negative net cash flow after capital expenditures for the foreseeable future as it expands its research and development and marketing efforts and installs additional networks. The Company does not expect positive cash flow after capital expenditures from its NMR services operations for several years. The Company will require substantial capital to fund cash flow deficits and capital expenditures for the foreseeable future and expects to finance these requirements through significant additional external financing. See "Risk Factors--History and Continuation of Operating Losses" and "--Substantial Leverage and Ability to Service Debt; Substantial Future Capital Needs."

    INTEREST INCOME. The Company has earned substantial amounts of interest income on short-term investments of the proceeds of its financing activities, and expects to earn additional interest income through the investment of a portion of the proceeds of this Offering. The Company expects to utilize substantially all of its cash, cash equivalents and short-term investments in deploying its wireless communications networks, in continuing research and development activities related thereto and in related selling and marketing activities. As such funds are expended, interest income is expected to decrease. See "Use of Proceeds."

RESULTS OF OPERATIONS

    REVENUES

    Revenues for the three years ended December 31, 1993, 1994 and 1995 were $1.8 million, $1.7 million and $2.1 million, respectively. Revenues for the six months ended June 30, 1995 and 1996 were $1.3 million and $420,000, respectively. Revenues prior to 1996 were attributable primarily to product sales and development and other contract revenues unrelated to the Company's current focus of providing NMR services that were largely non-recurring and that are expected to decline and remain at relatively insignificant levels over the next few years. During 1993, Pacific Gas & Electric Company ("PG&E"), Georgia Power Company ("Georgia Power") and NSP accounted for 37%, 36% and 18% of the Company's revenues, respectively. During 1994, NSP, Georgia Power and PG&E accounted for 58%, 14% and 10% of the Company's revenues, respectively. During the first six months of 1996, KCPL and NSP accounted for 73% and 16% of the Company's revenues, respectively. During 1995, NSP and KCPL accounted for 64% and 29% of the Company's revenues, respectively. Revenues for the six months ended June 30, 1996 declined $870,000 from the comparable period in 1995. The decline resulted primarily from the transition from product sales to network service revenues. The Company's NMR service revenues for the year ended December 31, 1995 and for the six months ended June 30, 1996 were $35,000 and $244,000, respectively. In September 1995, the Company began to receive regular monthly revenue under its services agreement with KCPL based upon the number of automated meters installed on the network that were being used by KCPL to bill its customers and the agreed monthly NMR charge per meter. In May 1996, the Company began to realize regular monthly revenue from its services agreement with UE on a similar basis. The Company will not recognize revenue earned under its services agreements with NSP or Puget until the automated meters installed on the respective networks are used by such utility clients for billing their respective customers. In connection with the NSP Purchase, the Company has placed shares in escrow ("Escrow Shares") which will be released upon the entering into an NMR services agreement with WEPC by December 1997. The fair value of these Escrow Shares will be expensed as a sales discount over the term of the WEPC services agreement if such event occurs.

    The Company generally realizes service revenues under its services agreements with utilities only when its networks or portions thereof are successfully installed and operating and the utility commences billing its customers based upon the NMR data obtained. Revenues are expected to increase as the Company continues to install its networks, the networks or portions thereof become operational, and utilities begin billing their customers based upon data obtained over the CellNet system. Due primarily to the nature, amount and timing of revenues received to date, no meaningful period-to-period comparisons can be made. Revenues received during the years ended December 31, 1993, 1994 and 1995, and for the six-month periods ended June 30, 1995 and 1996, respectively, are not reliable indicators of revenues that might be expected in the future.

    COST OF REVENUES

    Cost of revenues historically have consisted of the cost of product sales. For the year ended December 31, 1995 and for the six months ended June 30, 1996, cost of revenues primarily consisted of network operations costs. Cost of revenues were $1.8 million, $1.2 million and $5.1 million for the years ended December 31, 1993, 1994 and 1995, respectively. Cost of revenues for the six months ended June 30, 1995 and 1996 were $1.9 million and $3.5 million, respectively. The increase in cost of revenues was driven by increasing costs of providing network services, due primarily to growth in the number of employees and associated costs necessary for network monitoring operations at customer sites and at the Company's headquarters, network deployment management and customer training. Costs of network services also include the increased installation, applications and RF engineering staffing at the Company's headquarters to support anticipated additional utility contracts. Network services do not currently generate a profit as the Company has not yet achieved a scale of services sufficient to cover network costs. The Company will incur significant and increasing costs primarily attributed to network operation and depreciation. Once a network has been fully installed, costs associated with generating network revenues will consist primarily of maintaining a monitoring center for such network, network depreciation and miscellaneous maintenance and operating expenses.

    OPERATING EXPENSES

    Operating expenses, consisting of research and development, marketing and sales, and general and administrative costs, were $8.2 million, $15.5 million and $33.4 million for the years ended December 31, 1993, 1994 and 1995, respectively. Operating expenses for the six months ended June 30, 1995 and 1996 were $11.6 million and $21.3 million, respectively. The increase in operating expenses on a period to period basis is attributable to the Company's rapid growth and to increasing research and development and marketing and sales expenditures. The Company expects to continue to spend a significant portion of its resources on research and development activities for the foreseeable future. Marketing and sales and general and administrative costs are expected to increase in the future as the Company seeks to sign new service agreements.

    RESEARCH & DEVELOPMENT. Research and development expenses are attributable largely to continuing system software, firmware and equipment development costs, prototype manufacturing, testing, personnel costs, consulting fees, and supplies. Research and development costs are expensed as incurred. The Company's networks include certain software applications which are integral to their operation. The costs to develop such software have not been capitalized as the Company believes its software development is essentially completed when technological feasibility of the software and/or development of the related network hardware is established. Research and development expenses were $5.3 million, $9.7 million and $22.4 million for the years ended December 31, 1993, 1994 and 1995, respectively. Research and development expenses for the six months ended June 30, 1995 and 1996 were $6.7 million and $13.0 million, respectively. Research and development spending increases in 1995 and 1996 reflect primarily additions to the Company's engineering staff and costs associated with development of processes to retrofit utility meters for use in the CellNet network. Deployment of the Company's first network in 1995 resulted in increased materials used for prototypes, nonrecurring engineering charges associated with establishing relationships with third-party manufacturers and rapid changes to the firmware and software utilized in the CellNet network. The Company expects that research and development expenses will increase in the near term on account of additional investments in research and development projects and in connection with the establishment of international operations.

    MARKETING & SALES. Marketing and sales expenses consist principally of compensation, including commissions paid to sales and marketing personnel, travel, advertising, trade show and other promotional costs. Marketing and sales expenses were $1.4 million, $3.3 million and $4.2 million for the years ended December 31, 1993, 1994 and 1995, respectively. Marketing and sales expenses for the six months ended June 30, 1995 and 1996 were $1.9 million and $2.9 million, respectively. The Company expects marketing and sales expenses to continue to increase in absolute dollars as the Company seeks to enter into new services agreements.

    GENERAL & ADMINISTRATIVE. General and administrative expenses include compensation paid to general management and administrative personnel, recruiting costs, travel, and communications and other general administrative expenses, including fees for professional services. General and administrative expenses were $1.5 million, $2.6 million and $6.8 million for the years ended December 31, 1993, 1994 and 1995, respectively. General and administrative expenses for the six months ended June 30, 1995 and 1996 were $2.9 million and $5.4 million, respectively. The Company expects general and administrative expenses to continue to increase in absolute dollars as the Company increases staffing and continues developing information systems to support its planned growth. The Company may need to increase administrative expenditures in the longer term to expand domestic and establish international operations.

    INTEREST INCOME AND EXPENSE

    Prior to June 1995 the Company funded its liquidity needs primarily from the issuance of equity securities. In June and November 1995, the Company issued and sold a total of $325.0 million aggregate principal amount at maturity of Senior Discount Notes and Note Warrants for proceeds, net of issuance costs, of $169.9 million. Accordingly, the Company has earned interest income on the invested proceeds from the Senior Discount Notes and Note Warrants and has incurred significant interest expense from the amortization of the original issue discount on such debt.

    Interest income has been and will continue to be received by the Company from the short-term investment of proceeds from the issuance of equity and debt securities pending the use of such proceeds by the Company for capital expenditures and operating and other expenses. In June 1995, the Company began to receive substantially increased amounts of interest income on the short-term investment of the proceeds received from the issue and sale of its Notes and warrants issued pursuant to the Warrant Agreement dated as of June 15, 1995 and as supplemented by the First Supplemental Warrant Agreement dated November 21, 1995, each as amended between the Company and The Bank of New York (the "Note Warrants"). Interest income is expected to be highly variable over time as proceeds from the issue and sale of additional equity and debt securities are received and as funds are used by the Company in its business. Interest income for the three years ended December 31, 1993, 1994 and 1995 was $66,000, $555,000 and $4.6 million, respectively. Interest income for the six months ended June 30, 1995 and 1996 was $1.0 million and $3.5 million, respectively.

    No interest on the Notes is payable prior to December 15, 2000. Thereafter until maturity in June 2005, interest will be payable semi-annually in arrears on each December 15 and June 15. The carrying amount of the Notes accretes from the date of issue and the Company's interest expense includes such accretion. Interest expense for periods prior to June 1995 was attributable primarily to capital leases. Interest expense was $198,000, $101,000 and $9.3 million for the years ended December 31, 1993, 1994 and 1995, respectively. Interest expense for the six months ended June 30, 1995 and 1996 was $754,000 and $11.3 million, respectively.

    PROVISION FOR INCOME TAXES

    The Company has not provided for or paid federal income taxes due to the Company's net losses. A nominal provision has been recorded for various state minimum income and franchise taxes.

    At December 31, 1995, the Company had net operating loss carryforwards of approximately $82.5 million and $7.3 million available to offset future federal and California taxable income, respectively. The extent to which the loss carryforwards can be used to offset future taxable income will be limited because of the ownership changes within any three-year period as provided in the Tax Reform Act of 1986 and the California Conformity Act of 1987. The Initial Public Offering triggered such a limitation as a result of which the annual usage will be limited by the market value of the Company at the closing of the Initial Public Offering multiplied by the then current long-term tax exempt interest rate. Such federal carryforwards expire in 2001 through 2010. Such state carryforwards expire in 1996 through 2000. Based upon the Company's history of operating losses and expiration dates of the loss carryforwards, the Company has recorded a valuation allowance to the full extent of its net deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

    The Company requires significant amounts of capital for research and development in connection with the development of its proprietary wireless communications network and related products and services, for investments in the installation and testing of such networks and for related sales and marketing and general and administrative expenses. Historically, the Company has satisfied its liquidity requirements primarily through external financings, including private placements of equity and debt securities and interest income derived from the investment of the proceeds of its financing activities. The discussion in this section excludes the exercise on a cash basis of warrants to purchase 495,918 shares of Common Stock at an aggregate exercise price of approximately $1.2 million on the closing of the Initial Public Offering, the issuance of 913,876 shares of Common Stock upon the net exercise of certain warrants at the closing of the Initial Public Offering, and the effect of Note Warrants to purchase 2,600,000 shares of Common Stock, which the Company assumes will be exercised on a cash basis within 270 days the closing of the Initial Public Offering for expected proceeds of $13,000.

    In 1993, 1994, 1995 and the first six months of 1996, net cash used in the Company's operating activities totaled $9.1 million, $14.6 million, $24.6 million and $18.9 million, respectively. Net cash used in operating activities resulted primarily from cash used to fund net operating losses.

    In 1993, 1994 and 1995 and the first six months of 1996, net cash provided by (used for) the Company's financing activities totaled $16.2 million, $34.0 million, $170.9 million and $(131,000), respectively, including cash provided by the private sale of the Company's equity securities of $13.4 million, $34.1 million and $1.4 million in 1993, 1994 and 1995, respectively. In June and November 1995, the Company received an aggregate of $175.8 million of gross proceeds ($169.9 million in net proceeds) from the private sale of the Notes and Note Warrants. During the first six months of 1996, the Company financed its operations primarily from the proceeds of the offering of the Notes and Note Warrants, together with interest income of $3.5 million. In September 1996, NSP, UE and BEn signed agreements to purchase shares of Common Stock concurrent with the closing of the Offering at an estimated aggregate purchase price of $28,000,000. As of June 30, 1996, the Company had cash, cash equivalents and short-term investments totalling $103.0 million. The Company continues to utilize cash in its operating and investing activities and had cash, cash equivalents and short-term investments of $88.5 million at August 31, 1996. On October 2, 1996, the Company completed its Initial Public Offering in which it sold 5,000,000 shares of its Common Stock at an offering price of $20 per share for net proceeds of $91,850,000 after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. In addition, on October 2, 1996, the Company completed certain direct placements in which it sold 1,579,404 shares of its Common Stock for net proceeds of $28,000,000, less estimated issuance costs of $40,000.

    The Notes were issued at a substantial discount from their aggregate principal amount at maturity of $325.0 million. Although interest is not payable on the Notes prior to December 15, 2000, the carrying amount of such indebtedness will increase as the original issue discount is amortized through maturity in June 2005. Beginning June 15, 2000, the Notes will bear interest, payable semi-annually, at a rate of 13% per annum, with payments commencing December 15, 2000. No principal payments on the Notes are due prior to maturity in 2005.

    In 1993, 1994 and 1995, net cash used for investing activities totaled $3.4 million, $12.8 million and $110.8 million, respectively and in the first six months of 1995, net cash used in investing activities was $36.6 million and in the first six months of 1996, net cash provided from investing activities was $41.7 million. The Company's investing activities consisted primarily of purchases of network components and inventory, the construction and installation of networks, purchases of property and equipment, and purchases, sales and maturities of short-term investments. The $41.7 million of net cash provided by investing activities in the first six months of 1996 was largely attributable to proceeds of short-term investments. These proceeds exceed investments in short-term instruments as the Company used the proceeds of short-term investments to fund its operating activities. The Company shortened the maturity of its portfolio of short-term investments to less than 90 days, which are classified, accordingly, as cash equivalents.

    Deployments of the Company's wireless communications networks will require substantial additional capital. In addition, funds will be required for further enhancements to the system software, firmware, hardware and other equipment to increase the speed, capacity and functionality of the system, to enhance system productivity over time and to expand the scope of utility and other network information services that may be offered on the CellNet system. The Company expects that cash used for the construction and installation of networks and for the purchase of property and equipment will increase substantially as and when the Company obtains new services agreements, and that the Company will require significant amounts of additional capital from external sources. Sources of additional capital may include project or conventional bank financing, public and private offerings of debt and equity securities and cash generated from operating activities. To provide financing for installation of the Company's network under its UE services agreement, the Company has received a commitment from Toronto Dominion Bank for $25.0 million for a nine-year and three-month secured revolving credit facility on conventional bank financing terms. This commitment is subject to standard conditions including satisfactory documentation. The Company will pay Toronto Dominion Bank fees of up to $500,000 in connection with this facility. This facility is expected to require the Company's St. Louis operations to meet certain revenue requirements and to limit the capital expenditures and indebtedness of such operations. The Company expects that a substantial portion of its future financing will be at the subsidiary level on a project basis. The Company expects to obtain third party financing for the construction of wireless networks, based on the projected cash flow expected to be generated from such projects, after it has entered into a long-term contract with a utility. The Company expects that the recurring revenue stream from the long-term services contract will support the amortization of debt raised for the project involved. The Company does not anticipate deriving any significant cash from such operations for several years.

    The Company believes that existing cash, cash equivalents and anticipated interest income and other revenues, will be sufficient to meet its cash requirements for at least the next 12 months. Thereafter, the Company expects that it will require substantial additional capital. The extent of additional financing will depend on the success of the Company's business. The Company expects to incur significant operating losses and to generate increasingly negative net cash flow during the next several years while it develops and installs its network communications systems. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on terms acceptable to the Company and within the limitations contained in the Indenture or that may be contained in any additional financing arrangements. The Indenture contains certain covenants that limit the Company's ability to incur additional indebtedness. Future financings may be dilutive to existing stockholders. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans and expenditures, which could limit the ability of the Company to meet its debt service requirements and could have a material adverse effect on its business and on the value of the Common Stock. See "Risk Factors--Substantial Leverage and Ability to Service Debt; Substantial Future Capital Needs."

                                    BUSINESS

OVERVIEW

    The Company designs, builds, owns and operates innovative wireless networks capable of providing low-cost real-time status and event monitoring of up to several million fixed endpoints. The primary application of the Company's network is to provide NMR services to electric, gas and water utility companies pursuant to long-term contracts. The Company is currently building wireless networks to provide NMR services to KCPL and UE in St. Louis covering a total of approximately 1,230,000 meters, of which more than 105,000 meters were in revenue service as of June 30, 1996. In addition, the Company has recently entered into separate services agreements with NSP in Minneapolis, PG&E in San Francisco and Puget in Washington State, pursuant to which it has contracted to build wireless networks to provide NMR services covering an aggregate of approximately 1,115,000 additional meters, including 1,000,000 meters under the NSP Services Agreement, 100,000 meters under the PG&E Services Agreement and an initial installation consisting of 15,000 meters under the Puget Services Agreement. CellNet also currently provides certain network distribution automation services to electric utility customers including monitoring and control of power distribution equipment. CellNet's network uses radio devices fitted to existing utility meters to read and report data from each meter every few minutes. Through efficient use of radio frequency spectrum, the Company's networks will have substantial additional capacity to service non-utility applications that require low-cost monitoring of fixed endpoints, such as home security and remote status monitoring of vending machines and office equipment. The Company is working with industry leaders in those markets to encourage further development of such applications.

    CellNet was established in 1984 and prior to 1991 it developed and sold non-communicating electronic meter registers with embedded memory capabilities. In 1991, the Company decided to phase out such activities and focus on the development of NMR services and related networks.

    CellNet believes it has a first-to-market opportunity to offer wireless data communications services on a commercial scale for utility and selected non-utility applications. CellNet's network is distinguished by the following advantages:

    - infrastructure and operating costs sufficiently low to permit cost effective utility meter reading and other fixed point monitoring applications;

    - highly efficient use of spectrum--the equivalent of approximately a single voice channel is needed to operate a network;

    - proprietary software specifically designed to manage real-time data collection from up to several million endpoints; and

    - open systems architecture designed to allow new applications to be added to the CellNet system.

    Utilities are under increasing regulatory and competitive pressures. CellNet offers an outsourced solution which enables utilities to offer time-of-use pricing plans, peak demand monitoring, real-time response to billing inquiries, real-time power outage detection, on-demand meter reads, customized billing functions and distribution automation. The Company believes its NMR services provide utilities with an effective solution to many of the demands created by the increased regulatory and competitive pressures within the utility industry. CellNet's system allows utilities to respond effectively to regulatory changes, reduce costs, defer capital spending and enhance their operating efficiencies.

    The Company is actively targeting those utilities which operate in the 60 largest MSAs, which represent a majority of the 225 million electric, gas and water meters in the United States. The Company believes that utilities operating in these densely populated areas will be the first to experience heightened competitive and regulatory pressures, and as such, will be most likely to benefit from the Company's services. The Company believes that these competitive and regulatory pressures have prompted utilities in the United States to undertake increased measures to improve their efficiency and service levels.

    CellNet's proprietary technology enables the Company to make extremely efficient use of spectrum. As a result, relative to other wireless services, the Company has been able to acquire frequency at a very low cost. The Company had capitalized $762,000 for license fees and related acquisition expenses attributable to spectrum acquisition costs as of June 30, 1996 and has acquired 50 spectrum licenses in 42 of the top 60 MSAs. The Company believes that it will be able to obtain additional spectrum at reasonable cost if required. The Company has focused its spectrum acquisition strategy on these top 60 markets. See "Risk Factors--Access to Radio Frequency Spectrum; Regulation by the Federal Communications Commission."

    The Company believes its spectrum-efficient networks will have substantial excess capacity to service non-utility applications requiring low-cost monitoring of fixed endpoints. Potential non-utility applications of the Company's systems include home security, remote status monitoring of vending machines, office equipment, parking meters and other equipment, and remote control of traffic lights. The Company is working with industry leaders such as Ameritech, Hewlett Packard, Honeywell, Inc., Real Time Data, Inc., and Interactive Technologies, Inc. to develop such applications. The Company believes that its utility networks will provide an excellent platform to position the Company as a leading wholesale provider of wireless data communications services for such non-utility applications.

    The Company believes that a significant international market also exists for its services with several hundred million electric, gas and water meters outside of the United States. The Company's strategy is to pursue international markets through a proposed joint venture with BEn. The Company is currently exploring projects with electric utilities in the U.K., Singapore and Thailand.

CHANGES IN THE ELECTRIC UTILITY INDUSTRY

    The utility industry is in transition. The traditional utility structure, consisting of a vertically integrated system operating as a natural monopoly with rates set in relation to cost, has presented utilities with little incentive to improve service quality or operating efficiency. Similar to the regulatory evolution that has already taken place in the transportation and telecommunications industries, customer demands and regulatory mandates by Federal, state and local governments are forcing utilities to transform themselves from regulated monopolies into competitive enterprises. While regulatory initiatives vary from state to state, many involve a shift from rate-of-return ratemaking, in which a utility's rates are determined by its return on assets, to performance-based ratemaking, in which a utility's rates and profitability are based upon its cost, efficiency and service quality. The gas utility industry has already been transformed. Today, commercial and industrial customers can negotiate to purchase gas directly from producers or brokers, while utilities are required to provide transportation of such gas to customers' facilities.

    The restructuring of the electric utility industry is underway. This restructuring is focused on opening the electric power production industry, in certain markets, to full competition in the next few years, and ultimately providing customers access to multiple suppliers. Federal legislation, such as the National Energy Policy Act of 1992 (the "EP Act"), has eased restrictions on independent power producers in an effort to increase competition in the wholesale electric power generation market. As a result, the construction of cogeneration facilities and independent power production facilities has been increasing, creating lower cost alternatives for large commercial and industrial customers. Further, the EP Act authorized the Federal Energy Regulatory Commission ("FERC") to mandate utilities to transport and deliver, or "wheel" energy for the supply of bulk power to wholesale, but not retail, customers. In order to facilitate the transition to increased competition in the wholesale power markets made possible by the EP Act, in March 1995 FERC issued a Notice of Proposed Rulemaking that would require utilities to (i) establish open access to all wholesale sellers and buyers, (ii) offer power transmission service comparable to what they provide themselves and (iii) take power transmission service under the same tariffs offered to other buyers and sellers.

    The EP Act granted individual states the sole authority to mandate the wheeling of electric power to retail customers. Regulatory and legislative activity at the state level regarding retail wheeling has recently increased dramatically. California is the furthest along in implementing retail wheeling, and pursuant to the California Public Utility Commission's plan (which is still subject to legislative approval), utilities will be required to offer an initial group of customers the ability to choose their electricity supplier in 1998, with all customers having this ability by 2003. Regulators in New York, Massachusetts, Michigan, New Hampshire and Vermont have all ordered utilities to file restructuring plans which would address, among other competitive issues, a schedule for implementing retail wheeling over the next several years. Other states are in various stages of considering the implementation of retail wheeling, both at legislative and regulatory levels.

    The trend from rate-of-return towards performance-based ratemaking, the movement towards retail wheeling and heightened competition are leading many utilities to implement initiatives in the following areas:

    INCREASE OPERATING EFFICIENCIES. Utilities are seeking to reduce operating costs through increased automation and improved information processing. In particular, many utilities have focused on the inefficiencies of the traditional once-a-month drive-by or walk-by meter reading process. In addition to the direct expense of monthly meter reading, manual processes create significant indirect expenses. These include responding to customer billing service inquiries and complaints, meter reading errors, missed meter reads, special appointment meter reads to determine and correct errors, and service calls to discontinue and to initiate service. Utilities are also seeking to improve detection of energy theft, which is estimated to cost many millions of dollars per year.

    DEFER CAPITAL EXPENDITURES. Utilities must build plant capacity to meet the anticipated peak demand for energy on a daily and seasonal basis with an excess capacity margin to respond to extraordinary demand peaks caused by extreme weather conditions. However, power plant expansions are costly and, under performance-based ratemaking, investments in such capacity might not be fully compensated by ratemaking authorities. Reducing peak demand allows utilities to defer or avoid additional plant construction or costly peak power generation with standby power generating facilities. Unlike phone companies, which offer time-of-use rates to discourage consumption during peak periods, utilities are currently unable to implement time-of-use plans for any but their largest customers due to inadequate real-time information about customer power usage.

    IMPROVE SERVICE QUALITY. In response to the emerging competitive environment, utilities are seeking to improve and differentiate their services by offering their customers different billing plans, remote move in/move out meter reading, multi-location bill aggregation and other innovations. In addition, utilities are seeking to respond to regulatory and public pressure to improve their ability to detect and respond to power outages.

    To implement time-of-use pricing and other sophisticated pricing plans, retail wheeling, real-time power outage detection and the other services described above, electric utilities will require extremely accurate and timely data regarding energy consumption by customers. However, adequate automated systems have not been available. Some utilities have simplified and automated the manual meter reading process to a limited degree through the use of hand-held and drive-by meter reading equipment, commonly referred to as automated meter reading ("AMR"). An AMR device polls meters on a meter reading route, usually on a monthly basis, and the consumption data is then transmitted to the utility's information system. Periodic meter readings, even when "automated" by such equipment, do not provide the necessary data to implement these regulatory and competitive initiatives.

THE CELLNET SOLUTION

    CellNet has designed, developed and is now commercially deploying in scale the first wireless data communications network designed to provide high-volume real-time status and event monitoring of up to several million endpoints. Since the primary application of the network is to provide NMR services to utilities, the network has been designed to meet the utility industry's cost requirements, information needs and rigorous design specifications. CellNet's network uses radio transmitters fitted to existing meters to read and report data from each meter every few minutes. CellNet uses inexpensive radio devices and proprietary software in its networks, deploys certain network components primarily on utility power poles, and requires minimal frequency spectrum to operate its system. As a result, the Company believes that for large scale installations it will be able to provide basic NMR services at a cost to the utility of less than $1 per month per meter.

    CellNet's system enables utilities to better serve their customers by offering enhanced services such as:

    - time-of-use and demand energy rates;

    - real-time response to billing inquiries;

    - real-time power outage detection, location and notification;

    - remote verification of "power on" and outage restoration;

    - on-demand meter reads;

    - customer-selected billing dates and consolidated, multi-location billing;

    - automatic move in/move out meter reading;

    - distribution automation; and

    - access for utility customers to consumption, rate and billing information via the Internet.

    In addition, CellNet's system allows utilities to respond effectively to regulatory changes, reduce costs, defer capital spending and enhance their operating efficiencies, thereby deriving benefits in the following areas:

    RESPOND EFFECTIVELY TO REGULATORY INITIATIVES. If retail wheeling is adopted, consumers will contract to buy electricity from specific power providers, but all such power providers will supply electricity to the local electrical network, which will then distribute power to all consumers. Monthly meter reading allows power providers to determine aggregate usage, but not to determine time of use, a critical requirement to implement retail wheeling. By providing real-time data on each consumer's power usage, CellNet enables utilities to effectively implement retail wheeling and avoid the installation across their territories of individual time-of-use meters, which could cost more than $150-$200 at each service endpoint.

    REDUCE CAPITAL INVESTMENTS. CellNet's NMR services will enable utilities to adopt time-of-use billing plans, which can be used to motivate consumers to shift discretionary consumption to off-peak periods. Reducing peak demand may enable utilities to defer or avoid costly plant construction. In addition, by contracting with CellNet to build and maintain the wireless network, the utilities avoid both the technological risk and capital outlay of developing and deploying NMR systems.

    REDUCE OPERATING COSTS AND ENHANCE OPERATING EFFICIENCIES. Through automation, CellNet's wireless data network helps utilities to reduce the direct and indirect operating costs associated with manual meter reading. In addition, CellNet's network enables distribution automation capabilities which include monitoring and control of power distribution equipment as well as meters. Using the CellNet network, utilities can manage many aspects of the delivery of electricity, including the ability to detect power outages, monitor and control circuit breakers,monitor the load on transformers, control circuits to isolate faults on feeder power lines, and switch automatically among capacitor banks to produce constant voltage levels. As a result, problems may be detected earlier and solved more quickly, operations may become more reliable and service fleets may be more efficiently deployed and dispatched as outages can be more readily pinpointed within the utility's service territory. Such capabilities also enable a utility to reduce energy theft through quick detection of meter tampering.

    RESPOND TO COMPETITIVE PRESSURES. CellNet's networks enable utilities to profile their customers' power usage and to enhance and differentiate service offerings through innovative billing plans and other programs. In addition, utilities may elect to provide non-utility services connected with the CellNet network, as such services are developed. These services could enable utilities to obtain new revenue sources and, through bundling of such applications, further differentiate their services.

BUSINESS STRATEGY

    The Company intends to deploy and operate a series of wireless data communications networks pursuant to long-term contracts with utility company customers and to earn recurring revenues by providing NMR services to the utilities and by using the network to support a variety of non-utility applications. Principal elements of CellNet's strategy are to (i) focus on utility markets, (ii) promote development of non-utility applications, (iii) form strategic alliances, (iv) pursue international expansion and (v) outsource a substantial portion of its manufacturing and installation activities.

    FOCUS ON UTILITY MARKETS

    The Company is initially targeting those utilities which operate in the 60 largest MSAs, which represent a majority of the 225 million electric, gas and water meters in the United States. The Company believes that utilities operating in these densely populated areas will be the first to experience heightened competitive and regulatory pressures, and as such, will have the greatest need to adopt NMR. These MSAs also offer the greatest potential markets for non-utility applications. The Company is also pursuing selected utilities outside of the top 60 MSAs.

    PROMOTE DEVELOPMENT OF NON-UTILITY APPLICATIONS

    Through the efficient use of spectrum, each CellNet network will have excess capacity after serving all of a utility's NMR and distribution automation requirements. The Company will seek to use its networks' excess capacity to support non-utility services that would benefit from the availability of a low-cost wireless network and that would be offered by CellNet's corporate clients, including a utility or its affiliates. The Company is working with leading manufacturers and application developers in order to promote the development of products and services capable of using the CellNet networks. Potential applications include the following:

    - security services for home security, fire alarm and personal safety devices;

    - remote status monitoring for vending, postage, change and commercial washing machines, office and factory equipment, and intelligent home devices, such as remote control thermostats; and

    - intelligent transportation systems for traffic lights, parking meters and toll booths.

    The Company believes that its low monthly network service prices will substantially increase the likelihood of market acceptance of existing applications and enable potential new applications. Wireless home security systems are an example of an existing application that might achieve greater market penetration if equipment and service costs were reduced by using a CellNet network. CellNet is working with Interactive Technologies, Inc., a leading provider of wireless home security systems, to develop an affordable security system that would communicate over a CellNet network. Additionally, remote monitoring of vending machines would substantially reduce the cost of servicing those machines. Real Time Data, Inc. ("RTD") has developed a vending machine monitoring device which tracks product sales and inventory. RTD and the Company have been working together to integrate RTD's devices with the Company's networks and expect to begin commercial trials within twelve months.

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
    FORM STRATEGIC ALLIANCES

    The Company is forming strategic alliances with leading companies and certain utilities to promote the development and joint marketing of complementary products or services for utility applications and the development of non-utility applications whose traffic would be carried on CellNet networks. CellNet is currently working with the following leading companies.

    AMERITECH AND WISCONSIN ELECTRIC POWER COMPANY. The Company is working with Ameritech and its partner, Wisconsin Electric Power Company, on the development and joint marketing of a high-end, two-way, in-home terminal for remote control of home security, lighting, environmental and other home systems.

    GENERAL ELECTRIC COMPANY ("GE"). GE and the Company have entered into a non-binding memorandum of understanding ("MOU") to jointly market to utilities, on a non-exclusive basis, automated NMR solutions that incorporate both parties' products. GE has installed CellNet radio devices on new GE meters on a trial basis.

    HEWLETT-PACKARD ("HP"). The Company and HP are working on a number of projects for cooperative marketing of utility applications such as systems integration, data storage, transformer load analysis, energy theft analysis, power quality measurement, and equipment and status monitoring. This non-exclusive relationship, pursuant to a non-binding MOU, provides for joint marketing, technology exchange and joint proposals to utilities.

    HONEYWELL, INC. Honeywell has entered into a non-binding MOU with the Company relating to the creation of "smart communicating thermostats" that would serve as the key elements in a home-based energy management system. The parties also plan to collaborate on identifying other in-home automation products that could leverage Honeywell's extensive line of environmental control products with CellNet's wireless technology.

    INTERACTIVE TECHNOLOGIES, INC. ("ITI"). The Company has entered into an agreement with ITI, a leading provider of wireless, in-home security systems, to develop moderately-priced security systems based on ITI's existing security devices and CellNet's wireless technology.

    RTD. As described above, RTD, a developer of remote vending machine monitoring systems, has entered into an agreement with the Company to integrate its vending machine monitoring system with the Company's wireless network technology.

    CONNEXT, INC. ("CONNEXT"). The Company has entered into a joint marketing agreement with ConnexT, a subsidiary of Puget which provides network-based application services to utility companies, whereby the parties agree to assist each other in marketing their respective products and services to both companies' existing and prospective utility customers.

    PURSUE INTERNATIONAL EXPANSION

    With several hundred million utility meters located outside of the United States and with comparable opportunities to use the CellNet system for utility and non-utility applications, the international market offers significant additional opportunities for the Company. Although it has concentrated almost all of its efforts to date on the domestic market, the Company has begun exploring international market opportunities. The Company has undertaken limited market investigations in a number of countries including the U.K., Singapore and Thailand, and continues to receive numerous inquiries from utilities and others expressing interest in the deployment of the CellNet system outside of the United States. The Company's strategy is to pursue these markets through a proposed joint venture with BEn.

    In September 1996, the Company entered into a letter of intent ("Letter of Intent") with BEn to form an international joint venture (the "Joint Venture") that would have the exclusive right to deploy and operate the Company's wireless data communications system in countries outside of the United States. The Joint Venture would be 50% owned by each party and would be operated independently. The

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
Company would license its technology to the Joint Venture and the Joint Venture would sublicense that technology to individual local operating project entities in which the Joint Venture would invest and generally maintain operating control. The managing board of the Joint Venture would be composed of an equal number of representatives from each party and would review and approve all major business decisions. Formation of the Joint Venture is subject to the negotiation and execution of definitive agreements between the parties upon mutually acceptable terms. While both parties have agreed to work diligently, on an exclusive basis, to conclude such arrangements within a three-month period following execution of the Letter of Intent, no assurance can be given that the parties will be able to do so within that period, or at all.

    In considering international expansion opportunities for the CellNet system, the Joint Venture intends to target markets characterized by (i) a well-developed utility infrastructure, (ii) demand for low-cost monitoring,
(iii) a progressive regulatory climate favoring increased efficiency, customer service and competitive access and (iv) well-capitalized, established and reliable local partners.

    The Company's principal international activity to date has been in the United Kingdom, where deregulation and privatization initiatives have resulted in open market competition in a pattern which may be duplicated elsewhere. The Company believes that the CellNet system can be adapted for use in the United Kingdom with appropriate modifications to the system's radio devices and other system equipment. The Company is seeking to obtain spectrum licenses with the assistance of local regional electric companies ("RECs") and others, and has initiated discussions with a number of RECs for the deployment of pilot and full-scale NMR systems.

    Singapore and Thailand are estimated to have approximately 3.0 million and
8.0 million existing utility meters (of which 2.0 million are in metropolitan Bangkok), respectively. The Company has had preliminary discussions with utilities and potential local partners to enter into NMR services agreements in these markets.

    OUTSOURCE SUBSTANTIAL MANUFACTURING AND INSTALLATION ACTIVITIES

    The Company outsources a substantial portion of its manufacturing and installation activities. As a result, CellNet leverages the size and capabilities of key suppliers to take advantage of manufacturing economies of scale, reduce component pricing through bulk purchasing, and have access to manufacturing capacity and resources to meet highly variable production requirements. The Company will retain overall network construction responsibility, but intends to rely on local subcontractors for installation, primarily those who have long working relationships with CellNet's utility customers. The Company believes that outsourcing installation activities will reduce the start-up time and the Company's investment risk for each project.

WIRELESS COMMUNICATIONS INDUSTRY OVERVIEW

    CellNet operates within the wireless communications industry, which includes personal communications services ("PCS"), specialized mobile radio ("SMR"), microwave, cellular (including cellular digital packet data ("CDPD") ), paging and multiple address radio system ("MAS") segments, among others. The two principal categories of commercial wireless applications are voice and data transmission. Within those broad categories, service requirements for specific applications vary substantially in terms of quality, speed, capacity, mobility, two-way capability, geographical coverage and cost. In general, products which provide for greater mobility and capacity are more expensive. As a consequence, the market for wireless services is segmented, matching specific service requirements with the most suitable wireless technology.

    CellNet's system is designed to utilize small amounts of spectrum and to provide low-cost, high-volume, real-time monitoring of fixed endpoints. The Company believes other telecommunications applications or market segments are not as well suited for use in NMR and similar applications except in limited cases such as high-use industrial metering, where the increased equipment and service costs might be justified by high rates of power consumption, or in certain rural applications, where the cost of installing

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
and operating a fixed network on a per meter basis might be higher. Competing service applications are therefore expected to develop largely within the segment of the wireless communications market in which CellNet now operates.

    CellNet's network architecture and the nature of the markets that it serves differ significantly from traditional cellular companies, thereby resulting in potential advantages for CellNet in providing NMR services which include:

    LOWER MARKET ADOPTION RISK. CellNet will only construct a network after entering into a long-term relationship with a utility or other client. It therefore does not need to finance construction of networks in anticipation of obtaining customers.

    LOWER CHURN/PENETRATION RATE. Unlike the customer bases for other wireless, voice and data service providers where customers can easily switch to a competitive provider, CellNet's subscriber endpoints do not experience frequent change or "churn" and the Company gains 100% penetration within each contracted market. The marketing and administrative costs typically associated with churn, and the capital risk associated with variable penetration rates, are thus eliminated. Further, due to inflation escalation clauses in the Company's services agreements, the Company believes that the value of its revenue per endpoint in real terms will likely be maintained over time.

    HIGHER CUSTOMER CREDIT QUALITY. CellNet receives its contract service revenue directly from utilities rather than from individual subscribers. As a result, the Company experiences less credit risk and generally lower billing expenses than other wireless communication providers.

    MORE EFFICIENT DEPLOYMENT. Cellular and PCS cell sites are frequently costly and can be difficult to obtain. The modularity of the CellNet system and the efficient size of its components facilitate inexpensive deployment of scalable networks. The Company's system components have been designed to fit on utility power poles or, where necessary, on buildings or other structures. As the electric utility is its primary customer, CellNet has access to utility poles, transmission towers, and various properties for deployment. Radio devices, which represent the bulk of network components, are simply "plugged in" as newly retrofitted meters to replace an existing meter. The Company's MCCs and CellMasters (as defined below) typically take two to five hours to install, providing a network which can be deployed swiftly and efficiently. The system is also scalable, thereby allowing coverage regardless of the size of the utility service area.

    MORE EFFICIENT SYSTEM DESIGN. Cellular telephone networks are designed for peak usage, with a large percentage of the network underutilized for much of the day. The CellNet network gathers information from its endpoints consistently around the clock and therefore does not encounter the peak usage problems typically experienced by cellular phone service providers.

    LOWER FREQUENCY COSTS. Cellular, PCS and other two-way wireless systems typically require a large amount of spectrum which can be very costly to obtain. Because the Company is able to utilize a small amount of frequency for a wide metropolitan area (the equivalent of approximately a single cellular voice channel), it is not subject to the substantial frequency costs associated with wireless communications companies.

TECHNOLOGY

    CellNet's NMR system has been developed specifically to offer real-time, low-cost, high volume wireless data communications services. Such services require (i) inexpensive endpoint devices, (ii) the ability to support a wide range of applications, (iii) reliable, consistent service over a wide area, (iv) the capacity to handle simultaneous transmission and processing of a large volume of data, (v) integrated communications and applications support software, and (vi) efficient use of bandwidth to minimize spectrum acquisition costs.

    To meet these cost and data handling requirements, CellNet has designed a system which uses a two-tiered wireless network hierarchy managed by a central system control center which collects, concentrates, forwards and manages data from many fixed endpoints. The elements of this communications hierarchy include:

    - endpoint devices which transmit data relating to the equipment they are monitoring or controlling such as utility meters;

    - MicroCell Controllers ("MCCs") which manage the endpoint devices in their local coverage area (as part of a local area network or "LAN") and which collect and process data transmissions from such endpoint devices;

    - CellMasters which gather data from MCCs located in a wide coverage area (as part of a wide area network or "WAN") and which communicate that data to a central System Controller; and

    - a System Controller which manages the entire network and operates the application gateways for integration with the client's own data systems.

    ENDPOINT DEVICES. The subscriber unit of the CellNet system is a relatively inexpensive low-power radio device which is attached to a stationary data source, such as a utility meter, to collect and transmit information to an MCC and typically includes a transceiver or transmitter. The Company has developed endpoint devices for electric utility applications which may be retrofitted to each of the four major types of utility meters presently being used by electric utilities in the United States. These endpoint devices currently collect time of use, customer demand and load profile data from an electric meter and transmit such information to the local area MCC once every few minutes. Electric meter endpoints are also able to transmit "distress signals" indicating meter tampering or power outages. The Company is also developing endpoint devices for gas and water meters, which it expects to introduce by the end of 1996 and 1997, respectively, and two-way radio devices for advanced NMR applications. The Company is also working with industry leaders to develop endpoint devices for non-utility applications. See "--Business Strategy-- Form Strategic Alliances."

    MICROCELL CONTROLLERS. An MCC is a device which is mounted on a utility pole or other fixed location in the center of a microcell and which routes data from all of the endpoints in the microcell to the CellMaster via the WAN. The number of endpoint devices in each microcell depends on a number of factors, including topography and population density. In addition to functioning as a router, the MCC is an intelligent node in the distributed control system and has a powerful microprocessor which enables it to perform data storage, packet routing and voltage and power outage monitoring for endpoint devices in its microcell area. Each MCC also has extensive network management capabilities which permit new endpoint devices to be added automatically without interfering with the handling of data from existing endpoints. This architecture allows CellNet to significantly reduce the cost of the endpoint device itself and increases the potential data throughput of an entire network, as most of the intelligence is provided at the MCC level. The MCC communicates with the endpoint devices in its microcell in the 902-928 mHz band, which is an unlicensed portion of spectrum.

    CELLMASTERS. A CellMaster generally communicates with anywhere from 50 to 200 MCCs over an area typically covering 20-75 square miles (2.5-5-mile radius). Each CellMaster incorporates network management software which manages traffic scheduling, radio frequency power controls and signal monitoring. CellMasters are built with fully redundant hardware, are ruggedly constructed for extreme weather, and can perform automatic switchovers between system components in case of failure. The WANs covering specific utility customer service areas are composed of a number of CellMaster units. A CellMaster communicates with the MCCs using a radio link in the 928/952 mHz band, which is a licensed portion of spectrum.

    RTUS. Remote Terminal Units ("RTUs") monitor and operate equipment at specific points in a utility's distribution system. CellNet integrates a two-way radio device into RTU equipment manufactured for a utility by other parties, which enables remote operation of these RTUs. By providing a means of remote monitoring and controlling of power distribution equipment, CellNet's system enables utilities to monitor and control circuit breakers, monitor the load on transformers, control circuits to isolate faults on feeder power lines, and switch automatically among capacitor banks to provide constant voltage levels.

    SYSTEM CONTROLLERS. The System Controller provides the link from the CellMasters to the client's corporate data network and serves as the network management platform. The System Controller consists of a cluster of UNIX-based workstations operating over a network using standard TCP/IP protocols. Such a configuration is extremely scaleable as it can be expanded to meet system requirements simply by adding additional workstations. The System Controller supports a variety of radio-based and leased line data links to each CellMaster in the network. These links are redundant for added reliability. At the local systems operations center, the System Controller provides customized gateways to existing client data systems. The System Controller enables CellNet's on-site system operator, who manages the network for CellNet's utility clients, to manage traffic, monitor performance and configure network devices. As non-utility applications are deployed, the Company may integrate additional server devices to manage such non-utility applications at the System Controller level.

    CellNet's MCC and CellMasters are equipped with back-up batteries and power supply. CellNet's System Controllers also have available back-up power capability.

    The Company also operates the CellNet Central Operations Room ("CCOR") at its San Carlos, California facilities which monitors performance of all regional System Controllers and is able to assume operations of the regional networks if the local System Controller experiences a failure. The Company operates a private national data network to link these regional sites using third-party carrier services.

    SYSTEM SOFTWARE. CellNet believes that one of its key enabling technologies is the software which facilitates operation of a large-scale NMR system. While certain "off-the-shelf" networking approaches work well in a wireline environment with expensive computers and workstations, the ability to operate in a wireless environment under extreme conditions at low cost has required the development of a sophisticated network architecture. CellNet's network solution is based on distributed computing and messaging technologies which enable intelligence to be decentralized and ensure efficient use of spectrum. The CellNet Network Operating System ("NOS") is a proprietary system that provides sophisticated network communication services between the System Controller and the CellMaster units, RTUs, MCCs and endpoint devices. It is a scaleable system that has been specifically designed to ultimately handle millions of endpoints in a single regional network. Extensive real-time diagnostic and network management features manage traffic, monitor system performance and enable network configuration as data is collected and delivered to users. The CellNet NOS is able to maintain fast response times and system capacity by distributing a significant portion of the network's computing power at the MCC level.

    The NOS offers the benefits of incrementally adding processing power as well as supporting remote operations required for redundancy and backup operations. As such, an entire regional system can be switched quickly from one System Controller to another in the event of failure. The CellNet NOS is also able to segregate network data from multiple non-utility applications and provide such data to non-utility clients over additional database interfaces. Each CellNet system is customized with application-specific gateways which enable the interface between the System Controller and the client's existing corporate data systems. CellNet has delivered gateways to support the data requirements for billing automation, electric distribution automation, customer service call center automation and load management programs. The flexibility provided by this NOS architecture will enable the system to offer services for many new applications unrelated to NMR services such as distribution automation and non-utility applications. By building on a general network capability the Company can extend its services to many other utility and non-utility services without incurring significant costs of re-designing the underlying communications architecture. Each new application is expected to be added with only incremental development, which will be focused primarily on application-specific endpoint devices and system gateways. Furthermore, since its design is independent of the specific endpoint radio devices, the Company believes that this architecture can evolve to incorporate future advances in wireline and wireless communications. The Company has made a substantial commitment to establishing a strong competitive position, having invested over 240 staff-years in the design, development and testing of its system.

    EFFICIENT SPECTRUM UTILIZATION. CellNet's network components utilize both licensed and unlicensed radio frequency bands. The CellNet WAN operates in the 928/952 mHz frequencies which are licensed by the FCC in 25 or 12.5 kHz channel bandwidths for full duplex operation and point-multipoint data services. CellNet has developed a proprietary technology, subject to issued and pending patents, which permits a narrowband radio system to derive 10 subchannels from a single 25 kHz channel. By reusing subchannels in a manner similar to that used by cellular phone systems, CellNet believes it can grow a system to cover a large region and expand capacity incrementally as needed. As a result, CellNet is able to operate its wide area networks in the spectral equivalent of approximately a single voice channel. CellNet has obtained 50 spectrum licenses in 42 of the top 60 MSAs and believes that it will be able to obtain additional spectrum as required.

MANUFACTURING AND OPERATIONS

    The Company currently outsources the manufacture and assembly of its high volume, low cost equipment such as endpoint radio devices. For instance, Jabil Circuit Inc. ("Jabil"), one of the largest electronic equipment subcontractors in the United States, is assembling endpoint radio devices for electric meters for the Company. CellNet's supply strategy is to leverage the size and production capabilities of Jabil and other key suppliers to take advantage of manufacturing economies of scale, reduce component pricing through bulk purchasing and obtain access to manufacturing capacity and resources to meet highly variable production requirements.

    CellNet presently focuses its limited internal manufacturing resources on final assembly and testing of its lower volume, more complex equipment, including System Controllers, CellMasters and MCCs. CellNet assembles these network components, then custom configures and tests such components to meet stringent utility industry field equipment standards. Samples of all products, whether internally or externally built, are thermally and electrically stress-tested to measure product quality and reliability. Test results are used both to monitor production quality and to provide information to CellNet's development organization for further design enhancements.

    CellNet has developed and is continuing to improve a high-volume, low-cost process to retrofit electric utility meters with endpoint radio devices without causing a meaningful disruption of service to a utility's customers. The Company's proprietary system for retrofit information management analyzes operating data, generates reports, and provides this information to utilities for inclusion in their databases. The Company installs its endpoint radios on both new and previously installed electric meters at its retrofit facilities in Kansas City, Missouri. The Company expects that similar regional retrofit centers will be established as needed to meet the network installation requirements under new services agreements with utilities, although a retrofit center can support more than one network deployment.

    The Company's reliance on third-party manufacturers, including currently single manufacturers for radio devices and for printed circuit boards, involves a number of additional risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance, production yields and costs. The Company relies on sole and limited source vendors and subcontractors for certain subassemblies and components which involves certain risks, including the possibility of shortages and reduced control over delivery schedules, manufacturing capability, quality and cost. See "Risk Factors--Dependence on Third-Party Manufacturers; Exposure to Component Shortages."

SYSTEM DEPLOYMENT AND OPERATION

    For each of its network deployments, the Company provides full implementation services to its clients, including system design, site selection, frequency licensing, equipment installation, software modification, systems integration and project management.

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
    The modular design of the CellNet system and the efficient size of its components facilitate inexpensive deployment of scalable networks. Most of the system components have been designed to fit on utility power poles or, where necessary, on buildings or other structures. The majority of the network is simply "plugged in" as the newly retrofitted meters replace existing meters. The MCCs and CellMasters take typically two to five hours each to install, providing a network which can be deployed swiftly and efficiently. The system is also scalable, thereby allowing adequate coverage regardless of the size of the utility service area.

    Field engineering teams are responsible for the installation and deployment of all of the Company's networks. Once a services contract has been signed, CellNet places a local project manager in charge of the installation. The project manager hires local personnel, coordinates activities with various departments within the utility, and draws on CellNet's corporate staff to perform specialized services. CellNet's corporate staff is responsible for RF network design, system software installation and integration, training of local systems administration personnel, FCC licensing requirements, and remote systems monitoring. CellNet's local personnel are responsible for RF engineering and site testing, site selection, routine software administration and maintenance, selection and training of subcontractors, coordination of meter retrofitting, materials handling, and office administration. During the two to four-year installation phase of each project, local personnel for the project employed by CellNet number from twenty to thirty people, depending on the size and anticipated speed of each deployment. Meter changeout and system equipment installations are generally carried out by subcontractors.

    Following system deployment, a system management team of typically ten to twenty CellNet personnel (for deployments the size of KCPL and UE) will remain on site for the duration of the contract to handle day-to-day operations and routine utility requests. This group will be supported by CellNet's headquarters or regional offices, if any, that will provide 24 hour troubleshooting support as well as additional technical expertise that can be quickly dispatched if needed.

    The Company also intends to provide substantial customer support, including on-going field support and critical centralized network support functions through regional network control centers. Currently, the Company is providing sophisticated network monitoring from its headquarters in San Carlos, California.

CURRENT UTILITY SERVICES AGREEMENTS

    KANSAS CITY POWER & LIGHT COMPANY. In August 1994, CellNet entered into a Utility Services Agreement with KCPL (the "KCPL Services Agreement") for the provision of NMR and other data communications services over a network to be built, installed and operated by CellNet. KCPL is paying CellNet for certain installation costs based upon the number of meters in revenue service and monthly service fees based on the number of meters in service being used to bill customers. The KCPL Services Agreement covers approximately 420,000 meters within KCPL's service territory. CellNet is obligated to provide certain NMR services, including basic meter reading, time-of-use, demand, connect/disconnect (move in/move out), load profile and real-time reading, as well as outage and tampering notification and certain other distribution automation services. CellNet retains ownership of its network system and all related equipment. KCPL retains ownership of its meters, RTUs and all metering and other data collected from KCPL's equipment. Upon the third anniversary following complete deployment of the system, KCPL will have the option to purchase from CellNet the radio transmitters and transceivers attached to KCPL's meters and RTUs at prices intended to allow CellNet to fully recover its then unamortized endpoint costs (meter and RTU radio device), based upon agreed prices for such equipment.

    The term of the KCPL Services Agreement is 20 years. KCPL has the right to terminate the KCPL Services Agreement on its eighth, eleventh, fourteenth and seventeenth anniversary, subject to six-months' prior written notice and to the making of specified termination payments intended to allow CellNet to recover its then unamortized endpoint costs (meter and radio RTU device), based upon agreed prices for such equipment. KCPL can also terminate the KCPL Services Agreement for cause in the event of a material and continuing failure on CellNet's part to meet agreed NMR performance standards on a consistent basis over agreed time periods, subject to certain rights to cure any such failure. CellNet is entitled to install and operate its network equipment on KCPL's property under joint use arrangements. The cost of obtaining any necessary third party installation sites will be shared equally by the parties. CellNet may use the network to provide services to third parties both during and after the term of the KCPL Services Agreement.

    UNION ELECTRIC COMPANY. In August 1995, CellNet entered into a Utility Services Agreement with UE (the "UE Services Agreement") for the provision of data communications services over the Company's network for all electric meters within defined limits of UE's service area in the city of St. Louis and certain surrounding counties. UE is paying CellNet for certain installation costs and monthly service fees based on the number of installed meters and RTUs. The UE Services Agreement now covers approximately 810,000 electric meters within such territory. CellNet is obligated to provide certain NMR services, including basic meter reading, demand, load profile, connect/disconnect, time-of-use and real-time reading, as well as outage and other notification services. During the term of the UE Services Agreement, UE has the option to acquire certain gas NMR services from CellNet and receive an expanded scope of electric NMR services. CellNet retains ownership of its network system and all related equipment. UE retains ownership of its meters, RTUs and all metering and other data collected from UE's equipment.

    CellNet is entitled to install its network equipment on UE's property without cost provided the use of such sites is exclusively for the provision of services to UE. The cost of obtaining any necessary third party sites will be shared equally by the parties. CellNet may use the network to provide services to third parties for a period of 30 years subject to the payment to UE of reasonable rental rates. The term of the UE Services Agreement is 20 years with an option on UE's part to extend it for two additional periods of five years each on substantially similar terms. UE has the right to terminate the UE Services Agreement on its seventh, twelfth and seventeenth anniversary subject to six-months' prior written notice and to the making of specified termination payments intended to allow CellNet to recover its then unamortized endpoint costs (meter and radio RTU devices) based upon agreed prices for such equipment. UE can also terminate the UE Services Agreement for cause in the event of a material and continuing failure on CellNet's part to meet agreed NMR performance standards on a consistent basis over agreed time periods, subject to certain rights to cure any such failure.

    NORTHERN STATES POWER COMPANY. In August 1996, CellNet entered into a Utility Services Agreement (the "NSP Services Agreement") with NSP for the provision of data communications services over a network to be built, installed and operated by CellNet. NSP will pay CellNet a monthly service fee based on the number of meters in service then being used to bill customers. The NSP Services Agreement covers approximately 1.0 million gas and electric meters within NSP's service territory located in the Minneapolis-St. Paul metropolitan area. CellNet is obligated to provide certain automated meter reading services, including basic meter reading, time-of-use, demand, connect/disconnect (move in/move out), load profile and real-time reading, as well as outage and tampering notification and certain other distribution automation services. CellNet retains ownership of its network system and all related equipment. NSP retains ownership of its RTUs, meters and all metering and other data collected from NSP's equipment.

    The term of the NSP Services Agreement is 15 years, with a five year option to extend, exercisable by NSP. The NSP Services Agreement provides NSP with certain rights to terminate the NSP Services Agreement prior to commercial operation of the network and system (I.E., full deployment) if certain specific conditions are not met, such as approval of the NSP Services Agreement by governmental authorities to the extent such approval is required. In addition, either party has the right to terminate the NSP Services Agreement upon the occurrence of continuing events of default or if a governmental authority causes the NSP Services Agreement to be rescinded. In addition, upon the failure of either party to meet certain obligations, such as delays in installation or integration schedules thereunder, such party must pay penalty fees to the other party.

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
    CellNet is entitled to install and operate its network equipment on NSP's property, so long as it pays to NSP market-based rates for such rights. CellNet bears the cost of obtaining any necessary third party installation sites.

    PACIFIC GAS & ELECTRIC COMPANY. In October 1996, the Company entered into a Master Agreement for Automated Meter Reading with PG&E and a Contract Work Authorization issued thereunder (collectively, the "PG&E Services Agreement") for the provision of electric and gas meter reading services covering approximately 100,000 meters in PG&E's Delta District in the San Francisco Bay Area. Under the PG&E Services Agreement, the Company will provide basic electric and gas consumption meter reading services as well as demand, time-of-use and load profile electric meter reading services for a period of 10 years, with an option on PG&E's part to extend it for two additional periods of five years each. In return, CellNet will receive monthly service fees based upon the services provided. CellNet retains ownership of its network system and all of its related equipment. PG&E retains ownership of its meters and all metering data collected. PG&E is responsible for retrofitting all electric and gas meters, with the option to require CellNet to retrofit electric meters for an agreed fee.

    CellNet is entitled to install its network equipment on PG&E's property, subject to the payment of certain agreed fees. The network is intended for PG&E's exclusive use and may not be used for the provision of services to third parties without PG&E's consent. PG&E has the right to terminate the PG&E Services Agreement at any time subject to the making of specified termination payments intended to allow CellNet to recover its then unamortized network equipment costs based upon agreed prices for such equipment. PG&E also has the right to terminate the PG&E Services Agreement for cause, including a failure of the Company to meet specified network installation schedules and agreed system acceptance, economic and performance criteria, and under certain other limited circumstances, without making any termination payments.

    PUGET SOUND POWER & LIGHT COMPANY. In August 1996, CellNet entered into a letter of intent (the "Puget Letter of Intent") and an Initial Services Agreement (the "Puget Initial Services Agreement") with ConnexT, a subsidiary of Puget for the provision of NMR and other data communications services over a network to be operated by CellNet. The Puget Letter of Intent provides that the parties will enter into good faith negotiations with respect to a Services Agreement which would succeed the Puget Initial Services Agreement.

    The Puget Initial Services Agreement covers approximately 15,000 meters within Puget Power's service territory. There are approximately 838,000 meters within Puget's service territory. The Company seeks a long term services agreement covering approximately 556,000 meters. The term of the Puget Initial Services Agreement continues until 60 days after an evaluation period following installation and testing of the network. CellNet is obligated to provide certain NMR services and to retrofit certain quantities of electric and gas meters supplied by ConnexT. ConnexT has agreed to arrange for Puget to undertake installation of retrofitted meters, MCCs, CellMasters and other network related components in the agreed service territory. CellNet will establish communication links and perform certain other work necessary to complete installation. ConnexT is paying CellNet monthly services fees based on the number of meters in service then being used to bill customers. CellNet retains ownership of its network system, all related equipment and radio meter modules. ConnexT retains ownership of its meters and certain other equipment. If CellNet has met certain performance standards under the Initial Services Agreement and, within one year, a Services Agreement has not been entered into with Puget covering at least 175,000 meters, ConnexT may elect to continue receiving NMR services from CellNet for a period of not less than five years, or may discontinue the arrangement upon making a specified termination payment intended to allow CellNet to recover certain of its invested costs.

SALES AND MARKETING

    The Company has organized its sales and marketing efforts based on utility and non-utility network applications. For its utility segment, the Company's initial target market includes utilities in the 60 largest

MSAs in the U.S. which represent a large majority of the meters in the United States. The Company is also pursuing selected utilities outside the top 60 MSAs. Given the strategic nature of the Company's utility products, sales cycles typically extend up to 18 months and involve the solicitation, consultation and approval of decision makers across key divisions within each potential utility customer. The Company has a sales and marketing organization of 24 persons, including six dedicated sales representatives with a mix of utility and information technology sales backgrounds, several of whom have extensive experience in the electric utility industry. Regional sales professionals are supported by corporate specialists in the areas of metering, systems integration, and deployment.

    The Company has established a team of market managers for the development of new business opportunities. This team develops business concepts that are enabled by CellNet's services, pursues market research to validate these concepts and identifies potential alliances that will be required to create the products and services. This team is composed of individuals with backgrounds in cellular and wireless marketing, product management and consumer products. The Company intends to seek joint venture partners to pursue international markets.

    CellNet's sales approach addresses a utility's need to prepare for the future competitive environment by reducing costs, meeting present and future regulatory requirements and enhancing customer service. CellNet intends to show sustained commitment to the utility by entering into long-term performance-based contracts, typically exceeding ten years. While the sales cycle for utilities is lengthy, it results in the signing of long-term service contracts covering thousands and potentially several million endpoints, providing both significant recurring revenue and the opportunity to offer additional non-utility services.

    The Company intends to concentrate its marketing efforts for non-utility applications on industry-leading providers of products and services that would benefit from the Company's low-cost wireless network. The Company is working with leading manufacturers and applications developers to promote and develop products and services that utilize the Company's networks. See "--Business Strategy--Promote Development of Non-Utility Applications." The Company expects that the manufacturers and developers of such products and services would market such products and services to end users.

PROPRIETARY RIGHTS

    CellNet relies on a combination of trade secret protection, copyrights, patents, trademarks and confidentiality and licensing agreements to establish and protect its proprietary rights.

    CellNet's WAN radio system has been developed using advanced digital signal processing techniques and an RF system architecture that enables CellNet to create a complete digital cellular system in approximately a single 25 kHz voice channel. This technology is based on narrowband modulation and compression of many subchannels into a single channel. Extremely stable frequency control is required to preserve system performance. CellNet's system of frequency control is the subject of several issued and pending patents claims. In addition, the efficiency of the frequency protocol utilized by the CellMaster is determined in part by its ability to recover short burst transmissions from an RTU or MCC. The CellMaster's burst data recovery process is also the subject of several issued and pending patents claims.

    The spread spectrum radio technology utilized in the CellNet LAN has been licensed to CellNet by Axonn Corporation and an affiliate of Axonn (together, "Axonn"). The Axonn spread spectrum technology is a patented, low-cost radio system which offers the price / performance relationships that the Company believes are required for a commercially-feasible telemetry network. Under its licenses from Axonn, CellNet has acquired an exclusive right to use Axonn spread spectrum technology in the utility distribution and service market and an exclusive right to provide services for other applications outside the utility market through the CellNet system architecture. CellNet's right to provide fire and security applications based upon Axonn's technology is not exclusive under these licenses. The Axonn licenses do not expire by their terms until the last to expire of any of the patent rights underlying such licenses which will occur not earlier than March 21, 2014. Up to that time, as each patent licensed under the Axonn licenses expires, the technology underlying such patent will become freely available in the public domain.

    CellNet has developed a proprietary, patent-pending approach to transmitting metering information which allows the LAN to accumulate time of use, demand and load profile data. CellNet's protocols and data transmission methods are incorporated in its proprietary firmware. During the development and test deployments of the CellNet WAN and LAN radio systems, the Company has accumulated substantial information regarding cellular and microcellular radio systems. This information is being used to develop modeling and planning tools which assist CellNet in the deployment and operation of complex RF systems. The Company has written over 4.5 million lines of software code to implement its system, a process which required over 150 staff-years of design, coding and testing and remains a proprietary asset.

    The Company's success will depend in part on its ability to maintain copyright and patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. See "Risk Factors--Uncertainty of Protection of Copyrights, Patents and Proprietary Rights."

RESEARCH AND DEVELOPMENT

    The Company has steadily increased its research and development efforts over the past several years and expects to continue to spend a significant portion of its resources on these activities for the foreseeable future. The Company spent $5.3 million, $9.7 million, $22.4 million and $13.0 million for research and development in 1993, 1994, 1995 and the six months ended June 1996, respectively. The Company presently employs more than 85 software and hardware engineers and other professional staff in these efforts and contracts with a number of highly-specialized outside consultants for additional services as required. The focus of the Company's research and development efforts in the past has been on the development of the radio hardware, spread spectrum radio protocols, System Controllers, intelligent base stations (CellMasters and MCCs), extensive software code, database capacity and other elements required for a flexible, high-capacity wireless data communications network capable of processing data from several million endpoints on a real-time basis at a low cost. The Company expects that the focus of future research and development will be to make further enhancements to the system software, firmware, hardware and other equipment to increase the speed, capacity and functionality of the system, to lower the cost of system equipment over time and, working with other companies, to expand the scope of utility and non-utility services that may be offered on the system. The Company's future success will depend, in part, on the Company's success in these development projects which will require continued substantial investments. See "Risk Factors--Technological Performance and Buildout of the System; Rapid Technological Change and Uncertainty."

    As part of the Company's research and development efforts, the Company has worked closely with current and potential customers in conducting pilot trials and jointly developing system specifications and requirements.

COMPETITION

    The emerging market for utility network automation systems, and the potential market for other applications accessible once a common infrastructure is in place, have led electronics, communications and utility product companies to begin development of various systems, some of which currently compete, and others of which may in the future compete, with the CellNet system. The Company believes its only significant direct competitor in the marketplace at the present time is Itron, an established manufacturer and seller of hand-held and drive-by automated meter reading equipment ("AMR") to utilities. Itron has announced the development of its Genesis-TM-system, a radio network similar to the Company's for meter reading purposes and is presently offering that system in the marketplace. The Company believes Itron has signed at least two contracts with utilities for the commercial installation of its Genesis-TM- system.

    Metricom, Inc. a provider primarily of subscriber-based, wireless data communications for users of portable and desktop computers, First Pacific Networks, a provider primarily of bandwidth efficient wireline communications technology, and Lucent Technologies are examples of companies whose technology might be adapted for NMR and who may become direct competitors of the Company in the future. Schlumberger is developing a fixed network system or application in cooperation with Motorola for meter reading as well. Schlumberger, Lucent Technologies and First Pacific Networks either have conducted or are in the process of conducting pilot trials of utility network automation systems. Established suppliers of equipment, services and technology to the utility industry such as Asea Brown Boveri and General Electric could expand their current product and service offerings in the marketplace so as to compete directly with the Company, although they have not yet done so. Many of the Company's present and potential future competitors have significantly greater financial, marketing, technical and manufacturing resources, name recognition and experience than the Company. There may be many potential alternative solutions to the Company's NMR services. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products and services than the Company. While CellNet believes its technology is widely regarded as competitive at the present time, there can be no assurance that the Company's competitors will not succeed in developing products or technologies that are better or more cost effective. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. In addition, if the Company achieves significant success it could draw additional competitors into the market. Traditional providers of wireless services may in the future choose to enter the Company's markets. However, such telecommunications applications are not well suited for use in NMR or similar applications given certain technical challenges and economic costs such as high embedded spectrum costs. Such existing and future competition could materially adversely affect the pricing for the Company's services and the Company's ability to sign long-term contracts and maintain existing agreements with utilities. Competition for services relating to non-utility applications may be more intense than competition for utility NMR services. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on the Company's business, operating results, financial condition and cash flow.

    The Company believes the principal competitive factors for NMR services include price, quality of service, system functionality, reliability, and ease of installation. The Company believes it competes favorably in these areas. In particular, the Company believes that it has developed the first commercially deployed, large-scale network-based NMR system capable of simultaneously collecting, processing, transporting and sharing data from millions of endpoints on an efficient and timely basis.

REGULATION

    The Company's network equipment uses radio spectrum, and as such, is subject to regulation by the FCC. In addition, CellNet intends to provide services as a private carrier. This status allows services to be provided pursuant to individual contracts without being subject to many of the statutory requirements and FCC and state regulations that govern the provision of common carrier services. The Company's network equipment uses both licensed radio spectrum allocated for MAS operations in the 928/952 MHz band, and unlicensed spectrum in the 902-928 MHz band. In order to obtain a license to operate the Company's network equipment in the 928/952 MHz band, license applicants may need to obtain a waiver of various sections of the FCC's rules. Although the Company has obtained such waivers for its licensed systems routinely in the past, and expects the required waivers to be granted on a routine basis in the future, there can be no assurance that the Company will be able to obtain such waivers on a timely basis or to obtain them at all. In addition, as the amount of spectrum in the 928/952 MHz band is limited, issuance of these licenses is contingent upon the availability of spectrum in the area(s) for which the licenses are requested. The Company might not be able to obtain licenses to the spectrum it needs in every area in which it has prospective customers. The FCC's rules, subject to a number of limited exceptions, permit third parties such as CellNet to operate on spectrum licensed to utilities to provide other services. The Company plans to use these provisions of the FCC's rules to expand its CellNet system. The FCC has the authority to amend its rules at any time and such changes could have a material adverse effect on the Company's spectrum utilization strategy. The FCC requires that a minimum configuration of an MAS system be in operation within eighteen months from the initial date of the grant of the system authorization or risk forfeiture of the license for the MAS frequencies. The eighteen month deadline may be extended upon a showing of good cause, but there is no assurance that the FCC will grant any such extension. The Company is responding by selectively building out transmission capacity in some areas where it does not yet have utility telecommunications service contracts and may permit licenses to lapse in certain areas.

    No license is needed to operate the Company's equipment utilizing the 902-928 MHz band, although the equipment must be certified by the Company and the FCC as being compliant with certain FCC restrictions on radio frequency emissions designed to protect licensed services from objectionable interference. While the Company believes it has obtained all required certifications for its products, the FCC could modify the limits imposed on such products or otherwise impose new authorization requirements, and in either case, such changes could have a material adverse impact on the Company's business. The FCC recently completed a new rulemaking proceeding designed to better accommodate the cohabitation in the 902-928 MHz band of existing licensed services with newly authorized and expanded uses of licensed systems, and existing and newly designed unlicensed devices like those used by the Company. In this proceeding, the FCC expressly recognized the rights of such unlicensed services to operate under certain delineated operating parameters even if the potential for interference to the licensed operations exists. The Company's systems will operate within those specified parameters. The FCC retains the right to modify those rules or to allow for other uses of this spectrum that might create interference to the Company's systems, in either case with a material adverse impact on the Company's business or operations in these frequency bands.

    While the Company intends to offer non-utility services as a private carrier and in accordance with FCC Rules, each such service offering would need to be reviewed relative to these rules. The FCC's rules currently prohibit the use of the MAS frequencies on which the Company is operating its systems for the provision of common carrier service offerings. In the event that it is determined that a particular service offering does not comply with the rules, the Company may be required to restructure such offering or to access other frequencies for the purpose of providing such service. There can be no assurances that the Company will gain access to such other frequencies. Future interpretation of regulations by the FCC or changes in the regulation of the Company's industry by the FCC or other regulatory bodies or legislation by Congress could have a material adverse effect on the Company's operations.

EMPLOYEES

    As of June 30, 1996, CellNet had 443 employees, including 88 in product development, 226 in materials and manufacturing, 33 in sales and marketing, 65 in field service and support, and 31 in administration. None of the Company's employees is currently represented by a labor union. The Company believes that its relationship with its employees is good.

PROPERTIES

    The Company's administrative, sales and marketing, product development and production facilities are located in San Carlos, California, where the Company leases approximately 66,000 square feet under an agreement which expires on December 31, 2000. The Company will require additional space to meet its currently anticipated requirements for expansion and has leased an additional 26,000 square feet of office space near its present office complex. A subsidiary of the Company leases approximately 30,000 square feet of factory and warehouse space in Kansas City, Missouri where meter retrofit operations are carried out. The Company anticipates that it will be able to acquire additional space as required for its operations on acceptable terms.

LITIGATION

    Although the Company has been granted federal registration of its "CellNet" trademark, in January 1995 Century Telephone Enterprises, Inc. ("Century Telephone") filed a petition for cancellation in an attempt to challenge such registration. The matter is currently pending before the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office. CellNet and Century Telephone are the sole parties in the action. If such challenge were successful, the Company could lose its registration and could be required to adopt a new trademark and possibly a new or modified corporate name. CellNet could encounter similar challenges in the future. See "Risk Factors--Uncertainty of Protection of Copyrights, Patents and Proprietary Rights."

    Although the Company has been granted federal registration of its "CellNet" trademark, in January 1995 Century Telephone Enterprises, Inc. ("Century Telephone") filed a petition for cancellation in an attempt to challenge such registration. The matter is currently pending before the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office. CellNet and Century Telephone are the sole parties in the action. If such challenge were successful, the Company could lose its registration and could be required to adopt a new trademark and possibly a new or modified corporate name. CellNet could encounter similar challenges in the future.

    In October 1996 Itron, Inc., one of the Company's competitors, filed a complaint against the Company in the Federal District Court in Minnesota alleging that the Company infringes an Itron patent which was issued in September 1996. Itron is seeking a judgment for damages, attorneys fees and injunctive relief. The Company believes, based on its current information, that the Company's products do not infringe any valid claim in the Itron patent, and in the Company's opinion, the ultimate outcome of the lawsuit is not expected to have a material adverse effect on its results of operations or financial condition.

    On October 31, 1996, a complaint SETTLE V. SEIDL, ET AL. No. 398464, was filed in the Superior Court of California for the County of San Mateo against the Company, certain of its officers and directors, Montgomery Securities and Morgan Stanley & Co., Inc. The complaint, which is a purported class action filed on behalf of the Company's stockholders which purchased shares in the Company's initial public offering, seeks unspecified damages and rescission for alleged liability under various provisions of the federal securities laws and California state law. Plaintiff alleges that the Prospectus and Registration Statement dated September 26, 1996, pursuant to which the Company issued 5,000,000 shares of Common Stock to the public, contained materially misleading statements and/or omissions in that defendants were obligated to disclose, but failed to disclose, that a patent conflict with Itron, Inc. was likely to ensue. On November 8 and 13, 1996, two additional complaints, KAREN ZEILLY V. CELLNET DATA SYSTEMS, INC. ET AL. No. 398551 and HOWARD FIENMAN AND GERALD SLAPSOWITZ V. CELLNET DATA SYSTEMS, INC. ET AL. No. 398560, were filed in the Superior Court of California for the County of San Mateo. These cases are essentially similar in nature to the SETTLE case and are expected to be consolidated for trial with the SETTLE case. The Company believes that the allegations in these complaints are without merit and intends to defend these actions vigorously. In the Company's opinion, the ultimate outcome of these lawsuits is not expected to have a material adverse effect on its results of operations or financial conditions.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information concerning the executive officers and directors of the Company as of June 30, 1996.

NAME                                    AGE                                POSITION
----------------------------------      ---      -------------------------------------------------------------
John M. Seidl.....................          57   President, Chief Executive Officer and Director

Cree A. Edwards...................          39   Vice President, Business Development

Robert A. Hayes...................          44   Vice President, Development

James J. Jennings.................          49   Vice President, Sales and Marketing

Larsh M. Johnson..................          38   Vice President and Chief Technology Officer

Paul G. Manca.....................          37   Vice President and Chief Financial Officer

Philip H. Mallory.................          56   Vice President and General Manager, Services and Operations

David L. Perry....................          55   Vice President, General Counsel, Secretary and Chief
                                                   Administrative Officer

Paul M. Cook......................          72   Chairman of the Board

Neal M. Douglas(2)................          37   Director

William C. Edwards(2).............          67   Director

William Hart(2)...................          56   Director

Brian Kwait.......................          35   Director

Nancy E. Pfund(1).................          40   Director

Paul J. Salem(1)..................          32   Director

Henry B. Sargent(1)...............          62   Director

------------------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

    JOHN M. SEIDL became President, Chief Executive Officer and a director of the Company in September 1994. From December 1992 to September 1994, Mr. Seidl served as a director of St. Mary's Land & Exploration Company, CRSS, Inc., J.B. Poindexter, Inc. and a privately-held company. From January 1989 through December 1992, Mr. Seidl served as a director of MAXXAM, Inc., an aluminum, forest products and real estate concern, and Chairman and Chief Executive Officer of Kaiser Aluminum Corporation. From September 1990 through December 1992 Mr. Seidl also served as President of MAXXAM, Inc. Previously, Mr. Seidl was Executive Vice President, from July 1985 to May 1986, and President and Chief Operating Officer, from May 1986 to January 1989, of Enron Corp., an energy company. Mr. Seidl currently is a director of St. Mary's Land & Exploration Company and several privately-held companies and non-profit organizations. He received a B.S. degree in Engineering from the United States Military Academy, and M.P.A. and Ph.D. degrees in Political Economy from Harvard University.

    CREE A. EDWARDS is a co-founder of the Company and has served as Vice President, Business Development since January 1994. Mr. Edwards was President of the Company from October 1984 to February 1990 and Executive Vice President of the Company from February 1990 to January 1994. Prior to founding CellNet in 1984, Mr. Edwards was an Area Sales Manager for Octel Communications Corporation, a voice processing manufacturer, from September 1984 to September 1985, and a Major Accounts

Manager for the General Electric Information Services Company from March 1983 to September 1984. He received a B.A. degree in Economics from the University of California at Davis.

    ROBERT A. HAYES joined the Company in January 1993 as Vice President, Special Assistant to the President. He became Vice President, Software Development in March 1994 and was named Vice President, Development in January 1995. From February 1991 to December 1992, Mr. Hayes held a number of positions with Everex Systems, Inc. ("Everex"), a computer hardware manufacturer, including Vice President of Manufacturing, Vice President of Quality and Service, Manager of the Network Division and Group Manager of Service. Everex filed for Chapter 11 bankruptcy protection in January 1993. Mr. Hayes received B.S. and M.C.E. degrees in Civil Engineering from Rice University.

    JAMES J. JENNINGS joined the Company in August 1994 and has served as Vice President, Sales and Marketing since that time. From April 1988 until July 1994, Mr. Jennings was a Vice President of Octel Communications Corporation, a voice processing manufacturer, where he served in a variety of domestic and international sales, marketing and business development capacities. Mr. Jennings served as an officer in the United States Army from 1968 to 1975. Mr. Jennings holds a B.S. degree in Engineering from the United States Military Academy and an M.B.A. degree from the University of San Francisco.

    LARSH M. JOHNSON is a co-founder of the Company and has served in several vice presidential positions from October 1984 to December 1994 and, since January 1995, as Vice President and Chief Technology Officer. While at CellNet and prior to co-founding the Company in 1984, he was a self-employed product design consultant from May 1983 to June 1985 and Director of Product Development at Interactive Communications Corporation, a video systems company, from February 1984 to June 1985. Mr. Johnson was an Engineering Manager at Digital Optics Corporation, a company specializing in electro-optical systems, from March 1981 to April 1983 and an electrical engineer at Systems Control Corporation, a computer hardware company, from June 1980 to April 1981. He received B.S. and M.S. degrees in Mechanical Engineering from Stanford University.

    PAUL G. MANCA joined the Company in May 1995 as Vice President and Chief Financial Officer. From March 1993 to May 1995, he was the Managing Director and Group Head of the Communications Group at BZW/Barclays Bank. Mr. Manca joined BZW/Barclays Bank as Vice President, Merchant Banking Division in February 1987. From June 1980 to February 1987, Mr. Manca was employed in the corporate finance group of the Canadian Imperial Bank of Commerce. He received a B.A. degree in Economics from the University of California, Berkeley and an M.B.A. degree in Finance from Golden Gate University.

    PHILIP H. MALLORY joined the Company in January 1995 as Vice President and General Manager, Services. In June 1996, he assumed the additional duties of Vice President, Operations. From June 1992 to January 1995, Mr. Mallory held various positions at CAE-Link Corporation, a defense contractor, including Director of Strategic Planning, Director--Product Management and Director - Department of Defense Marketing. Mr. Mallory served as a career officer in the United States Army from June 1961 to August 1991, attaining the rank of Major General prior to his retirement. During his army career he held a number of posts, including Commanding General of the 2nd Armored Division, NATO Advisor to the Secretary of Defense, and the Commanding General of the 7th Army Training Command. Mr. Mallory received a B.S. degree in Engineering from the United States Military Academy and an M.S. degree in Engineering - Applied Science from the University of California, Davis. Mr. Mallory also attended the Industrial College of the Armed Forces in Washington, D.C., where he attained the equivalent of a master's degree in Resource Management.

    DAVID L. PERRY joined the Company in November 1994 as Vice President, General Counsel and Secretary, and was appointed Chief Administrative Officer in February 1996. From January 1992 through November 1994, Mr. Perry was engaged as an attorney in private practice. From January 1984 through December 1991, Mr. Perry was Vice President and General Counsel of Kaiser Aluminum Corporation. From August 1969 through December 1983, Mr. Perry served in a variety of capacities in Kaiser

Aluminum's Law Department. Mr. Perry received a B.A. degree from Amherst College and a J.D. degree from the Boalt Hall School of Law, University of California, Berkeley.

    PAUL M. COOK has been a director of the Company continuously since August 1990. Mr. Cook became Chief Executive Officer of the Company in August 1990, and assumed the additional title of President in 1992. He relinquished the positions of President and Chief Executive Officer in September 1994. Since June 1995, Mr. Cook has been the Chief Executive Officer and Chairman of the Board of DIVA Systems Corp., a company developing video-on-demand products. Until his retirement in April 1990, Mr. Cook was Chief Executive Officer of Raychem Corporation, a plastics and insulation manufacturer, which he founded in 1957. Since September 1994, Mr. Cook has served as Chairman of the Board of SRI International, Inc., and as a director of Raychem Corporation. Currently, Mr. Cook is also a director of Chemfab Corporation. He received a B.S. degree from the Massachusetts Institute of Technology.

    NEAL M. DOUGLAS has been a director of the Company since October 1993. Since January 1993 he has been a general partner of AT&T Ventures Company, L.P. ("AT&T Ventures"), a venture capital firm. From May 1989 to January 1993, he was a partner of New Enterprise Associates, another venture capital firm. Mr. Douglas also serves as a director of two privately held companies.

    WILLIAM C. EDWARDS has been a director of the Company from October 1985 to April 1986 and has been a director continuously since March 1991. Since October 1968 he has been a general partner of Bryan & Edwards, an investment partnership. Mr. Edwards also serves as a director of Western Atlas, Inc. and two privately held companies.

    WILLIAM HART has been a director of the Company since October 1992. He has been a general partner of Technology Partners, a venture capital firm, since its founding in 1979. Mr. Hart also serves as a director of Trimble Navigation, Ltd., Silicon Gaming, Inc. and several privately held corporations.

    BRIAN KWAIT has been a director of the Company since October 1995. Mr. Kwait has been a principal at Odyssey Partners, L.P. ("Odyssey"), a private investment firm, since August 1989. Mr. Kwait also serves as a director of The Scotsman Group, Inc. and one privately held company.

    NANCY E. PFUND has been a director of the Company since January 1991. Since December 1989, she has been an employee of Hambrecht & Quist Group ("H&Q"), an investment banking firm. Ms. Pfund is also a principal of Hambrecht & Quist Venture Partners and a general partner of H&Q Environmental Principals. She serves as a director of Gensym Corp.

    PAUL J. SALEM has been a director of the Company since January 1996. Mr. Salem has been a vice president of Providence Ventures Inc., an investment management firm, since June 1992. From August 1991 to June 1992, Mr. Salem was an associate at Morgan Stanley & Co. Incorporated, an investment banking firm. Mr. Salem also serves as a director of several privately held companies. Mr. Salem tendered his resignation as a director of the Company on December 20, 1996, effective as of that date.

    HENRY B. SARGENT has been a director of the Company since January 1996. Mr. Sargent has been President, Chief Executive Officer and a director of El Dorado Investment Company ("El Dorado"), a venture capital firm, for more than the past five years. From May 1987 to June 1995, he was also Executive Vice President, Chief Financial Officer and a director of Pinnacle West Capital Corp., an electric utility holding company. Mr. Sargent also serves as a director of Pinnacle West Capital Corp., Arizona Public Service Co., Megafood Stores, Inc. and several privately held companies.

    William C. Edwards is the father of Cree A. Edwards. There are no other family relationships among the directors or executive officers of the Company.

BOARD OF DIRECTORS

    The Company's Bylaws authorize a Board of Directors that can range in size from six to 11 directors, with the number of directors presently set at ten. The Company currently has nine directors and one vacancy. All directors hold office until the next annual meeting of stockholders or until their successors have been elected. Officers of the Company serve at the discretion of the Board of Directors. Under the terms of the Shareholders' Agreement among the Company and the holders of 69.4% of the issued and outstanding shares of capital stock of the Company, the Company agreed to set the authorized number of directors on the Board of Directors at ten, and the stockholders party thereto have agreed to elect the following persons to the Board of Directors: (i) one candidate selected by H&Q, currently Nancy E. Pfund; (ii) one candidate selected by El Dorado, currently Henry B. Sargent; (iii) Paul M. Cook; (iv) one candidate selected by Banner Partners, currently William C. Edwards; (v) one candidate selected by AT&T Ventures, currently Neal M. Douglas; (vi) one candidate selected by Odyssey, currently Brian Kwait; (vii) one candidate selected by Providence Media Partners L.P., currently Paul J. Salem; (viii) one candidate selected by Kleiner, Perkins, Caufield & Byers, which position is currently vacant; and (ix) the Chief Executive Officer of the Company, currently John M. Seidl. The foregoing voting obligations terminated upon the closing of the Initial Public Offering. Following the Initial Public Offering, the Company will continue to be obligated to nominate for election as directors the persons designated by the parties to the Shareholders' Agreement for as long as such parties continue to hold not less than 700,000 shares of Common Stock (as such number may be adjusted from time to time for stock splits, consolidations or other similar events). The parties to the Shareholders' Agreement have also agreed to take such action as is necessary to retain the right of cumulative voting in the election of directors and to maintain a Board of Directors of not less than eight directors until August 15, 1997. See "Risk Factors--Shareholders' Agreement" and "Description of Capital Stock--Common Stock."

DIRECTORS' COMPENSATION

    The Company does not pay any compensation to directors for serving in that capacity, nor does it reimburse directors for expenses incurred in attending board meetings. Under the terms of the Shareholders' Agreement, the Company has agreed to reimburse the directors elected pursuant to the Shareholders' Agreement for such expenses following the closing of this Offering for so long as such persons continue to serve as directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors consists of three non-employee directors, Mr. Edwards, Chairman, and Messrs. Douglas and Hart. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for employees of and consultants to the Company. Mr. Edwards is the father of Cree A. Edwards, an executive officer of the Company. No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other party, nor has any such relationship existed in the past. Entities affiliated with Messrs. Edwards, Douglas and Hart are stockholders of the Company and have entered into financing arrangements with the Company from time to time. See "Certain Transactions."

AUDIT COMMITTEE

    The Audit Committee of the Board of Directors consists of three non-employee directors, Ms. Pfund, Chair, and Messrs. Salem and Sargent. The Audit Committee reviews the nature, scope and results of the independent audit of the Company, the Company's accounting principles and internal accounting controls and other matters relating to the relationship of the independent auditors with the Company.

EXECUTIVE COMPENSATION

    The following table sets forth certain information for the year ended December 31, 1995 regarding the compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers whose annual compensation (salary and bonus) for services rendered in all capacities to the Company during the year ended December 31, 1995 exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                   ANNUAL COMPENSATION
                                                          -------------------------------------
                                                                                  OTHER ANNUAL       ALL OTHER
NAME AND PRINCIPAL POSITION                                 SALARY      BONUS     COMPENSATION    COMPENSATION(1)
--------------------------------------------------------  ----------  ----------  -------------  -----------------
John M. Seidl,
  President and Chief Executive Officer.................  $  300,000  $  135,000       --            $   1,237

James J. Jennings,
  Vice President, Sales and Marketing...................     175,060      --           --                  902

Robert A. Hayes,
  Vice President, Development...........................     165,000      10,000       --                  872

Larsh M. Johnson,
  Vice President and Chief Technology Officer...........     165,000      --           --                  872

Philip H. Mallory,
  Vice President and General Manager, Services and
  Operations............................................     138,654      --       $  50,000(2)            762

------------------------

(1) Represents premium payments made by the Company for life insurance, accidental death and dismemberment, and long-term disability policies.

(2) Represents a relocation allowance.

    OPTION GRANTS IN LAST YEAR. The Company made no stock option grants or restricted stock awards during the year ended December 31, 1995 to the Named Executive Officers. However, during 1995 the Company did permit the Named Executive Officers to exercise unvested, previously-granted stock options to purchase shares of restricted stock with vesting terms comparable to the vesting terms of the options exercised.

    AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR-END OPTION VALUES The following table sets forth, for each of the Named Executive Officers, the shares acquired and the value realized on each exercise of stock options during the year ended December 31, 1995 and the year-end number and value of exercisable and unexercisable options.

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED     IN-THE MONEY OPTIONS AT
                                  SHARES                    OPTIONS AT 12/31/95(#)(2)       12/31/95($)(1)(2)
                               ACQUIRED ON       VALUE      --------------------------  --------------------------
NAME                          EXERCISE (#)(2) REALIZED ($)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------  --------------  ------------  -----------  -------------  -----------  -------------
John M. Seidl...............       800,000    $  1,000,000           0              0    $       0    $         0
James J. Jennings...........       180,000         225,000           0              0            0              0
Robert A. Hayes.............             0               0     109,000        121,000      143,150        147,350
Philip H. Mallory...........       170,000         170,000           0              0            0              0
Larsh M. Johnson............       220,658         248,158     106,190        173,952      148,576        190,427

------------------------

(1) Calculated by determining the difference between the fair value of the securities underlying the option on December 31, 1995 (which, for purposes of this table, is assumed to equal the fair value of the

    Company's Common Stock as last determined during fiscal 1995 on October 11, 1995 by the Company's Board of Directors, or $1.50 per share), and the exercise price (ranging from $.05 to $.50 per share).

(2) From December 1994 through August 1995 the Company issued and sold pursuant to the early exercise of previously-granted options, an aggregate of 1,770,658 shares of restricted Common Stock to Messrs. Seidl, Jennings, Mallory and Johnson at prices ranging from $.05 to $.50 per share, with the purchase prices of such shares equal to the original exercise prices of such options. Such shares of restricted stock were purchased with cash or by delivery of promissory notes by such Named Executive Officers to the Company. See "Certain Transactions." The loans represented by such promissory notes are full recourse, bear interest at rates ranging from 6.04% to 7.92% per annum and mature on the fifth anniversary of such note. Each such promissory note is secured by the shares of Common Stock purchased with the proceeds of the loans. These shares are subject to repurchase by the Company at the original price paid per share upon the purchaser's cessation of service prior to the vesting of such shares. This repurchase right lapsed and the purchaser vested as to a certain percentage of the shares on the date of purchase and the repurchase right will lapse and the purchaser will vest in the balance of the shares in a series of equal quarterly or annual installments in accordance with the vesting schedule of the exercised options. Information with respect to the shares of restricted stock purchased by such Named Executive Officers is set forth below:

                                         NUMBER OF          NUMBER OF          VALUE OF
                                         RESTRICTED      UNVESTED SHARES    UNVESTED SHARES
                                           SHARES              AT                 AT
NAME                                    PURCHASED(#)       12/31/95(#)        12/31/95($)
------------------------------------  ----------------  -----------------  -----------------
John M. Seidl.......................       1,200,000          750,000        $   1,125,000
James J. Jennings...................         180,000          117,000              175,500
Philip H. Mallory...................         170,000          127,500              191,250
Larsh M. Johnson....................         220,658          117,158              175,737

INCENTIVE STOCK PLANS

    1992 STOCK OPTION PLAN. The Company's 1992 Stock Option Plan (the "1992 Plan") was adopted by the Board of Directors and approved by the Company's stockholders in September 1992. A total of 6,000,000 shares of Common Stock are reserved for issuance under the 1992 Plan. As of June 30, 1996, 3,375,748 shares of Common Stock had been issued upon exercise of stock options, and options to purchase an aggregate of 2,416,642 shares were outstanding at a weighted average exercise price of $.21615 per share, of which 1,357,726 shares were vested. In connection with the adoption of the 1994 Plan described below, the 1992 Plan was terminated and no additional options may be granted thereunder. Options previously granted under the 1992 Plan will continue to be governed by the provisions of such plan.

    1994 STOCK PLAN. The Company's 1994 Stock Plan (the "1994 Plan") was adopted by the Board of Directors in December 1994 and approved by the stockholders in June 1995. Options granted under the 1994 Plan may be incentive stock options, nonstatutory stock options or stock purchase rights. Employees (including employee directors) and consultants (including nonemployee directors) are eligible for nonstatutory stock options and stock purchase rights, and only employees are eligible for incentive stock options under the 1994 Plan. The 1994 Plan is administered by the Board of Directors or a committee thereof. The plan administrator has the authority to determine the fair market value of the shares, select the employees and consultants to whom options and stock purchase rights may be granted, determine the number of shares covered by each option and stock purchase right granted, and determine the term, exercise price and vesting schedule of options granted under the 1994 Plan.

    A total of 3,000,000 shares of Common Stock are reserved for issuance under the 1994 Plan. As of June 30, 1996, 537,832 shares of Common Stock had been issued upon exercise of stock options, options to purchase an aggregate of 1,362,494 shares were outstanding at a weighted average exercise price of $1.3489 per share, of which 158,212 shares were vested, and 1,099,674 shares remained available for future issuance under the 1994 Plan.

    In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, the 1992 Plan and the 1994 Plan each provides that options issued under such plans will be assumed, or an equivalent option substituted, by the successor corporation. If the successor corporation does not agree to such assumption or substitution, the option will vest in full and become exercisable.

    1996 EMPLOYEE STOCK PURCHASE PLAN. The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in July 1996 and was approved by the stockholders in September 1996. A total of 1,200,000 shares of Common Stock are reserved for issuance under the Purchase Plan. Under the Purchase Plan, the Company will withhold a specified percentage of each salary payment to participating employees over certain offering periods. Any employee who is then employed for at least 20 hours per week by the Company (or any majority-owned subsidiary designated by the Board of Directors from time to time), and who does not own 5% or more of the total combined voting power or value of all classes of the capital stock of the Company or of any such subsidiary, is eligible to participate in the Purchase Plan. Unless the Board of Directors shall determine otherwise, each offering period will run for six months, from November 1 to April 30 and from May 1 to October 31, except that the first offering period will commence on the date of this Prospectus and end on April 30, 1997. The price at which Common Stock may be purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first or last day of the applicable offering period, whichever is lower.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

    The Company entered into an employment agreement with Mr. Jennings in July 1994. The agreement provides for an annual base salary of $175,060 and certain performance-based bonuses to be determined by the Company's President. As part of the agreement, the Company granted to Mr. Jennings an option to purchase 180,000 shares of Common Stock at $.25 per share, with 10% vesting six months from the date of hire and the remainder vesting at a rate of 5% per quarter. If Mr. Jennings is terminated by the Company without cause at any time, he will receive his annual base salary and benefits for an additional twelve months, and 40% of any unvested shares of restricted stock held by Mr. Jennings will become vested as of the date of termination.

    Each of the Named Executive Officers are parties to an Employee Severance Agreement with the Company which provides for accelerated vesting of their respective stock options and for the lapse of the Company's rights to repurchase unvested stock under all restricted stock purchase agreements upon the occurrence of certain events following a change of control of the Company. These events will occur if: (i) the Named Executive Officer's stock option agreement or restricted stock purchase agreement is terminated without such officer's consent, or if the terms of such agreements are not assumed by any successor to the Company; (ii) the Named Executive Officer does not receive identical securities or consideration, upon such officer's exercise of options or restricted stock purchases, as other shareholders are receiving as part of such change of control; (iii) six months have elapsed following the change of control, so long as the Named Executive Officer remains employed by the Company; or (iv) the Named Executive Officer is terminated or constructively terminated following the change of control.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

    The Company has adopted provisions in its Restated Certificate of Incorporation that eliminate the personal liability of its directors for monetary damages arising from breach of their fiduciary duties in certain circumstances and authorize the Company to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. Such limitations of liability do not apply to liabilities arising under the Federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

    The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law, including under circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements providing for the foregoing with its directors and executive officers. These indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors and to advance their expenses (including expenses of counsel) incurred as a result of any proceeding against them as to which they could be indemnified.

    Although the Company has been granted federal registration of its "CellNet" trademark, in January 1995 Century Telephone Enterprises, Inc. ("Century Telephone") filed a petition for cancellation in an attempt to challenge such registration. The matter is currently pending before the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office. CellNet and Century Telephone are the sole parties in the action. If such challenge were successful, the Company could lose its registration and could be required to adopt a new trademark and possibly a new or modified corporate name. CellNet could encounter similar challenges in the future.

    In October 1996 Itron, Inc., one of the Company's competitors, filed a complaint against the Company in the Federal District Court in Minnesota alleging that the Company infringes an Itron patent which was issued in September 1996. Itron is seeking a judgment for damages, attorneys fees and injunctive relief. The Company believes, based on its current information, that the Company's products do not infringe any valid claim in the Itron patent, and in the Company's opinion, the ultimate outcome of the lawsuit is not expected to have a material adverse effect on its results of operations or financial condition.

    On October 31, 1996, a complaint SETTLE V. SEIDL, ET AL. No. 398464, was filed in the Superior Court of California for the County of San Mateo against the Company, certain of its officers and directors, Montgomery Securities and Morgan Stanley & Co., Inc. The complaint, which is a purported class action filed on behalf of the Company's stockholders which purchased shares in the Company's initial public offering, seeks unspecified damages and rescission for alleged liability under various provisions of the federal securities laws and California state law. Plaintiff alleges that the Prospectus and Registration Statement dated September 26, 1996, pursuant to which the Company issued 5,000,000 shares of Common Stock to the public, contained materially misleading statements and/or omissions in that defendants were obligated to disclose, but failed to disclose, that a patent conflict with Itron, Inc. was likely to ensue. On November 8 and 13, 1996, two additional complaints, KAREN ZEILLY V. CELLNET DATA SYSTEMS, INC. ET AL. No. 398551 and HOWARD FIENMAN AND GERALD SLAPSOWITZ V. CELLNET DATA SYSTEMS, INC. ET AL. No. 398560, were filed in the Superior Court of California for the County of San Mateo. These cases are essentially similar in nature to the SETTLE case and are expected to be consolidated for trial with the SETTLE case. The Company believes that the allegations in these complaints are without merit and intends to defend these actions vigorously. In the Company's opinion, the ultimate outcome of these lawsuits is not expected to have a material adverse effect on its results of operations or financial conditions.

                              CERTAIN TRANSACTIONS

    Since January 1, 1993, the Company has sold shares of Preferred Stock convertible into an aggregate of 16,215,170 shares of Common Stock in a series of private financings. In January 1993, shares of Series AA Preferred Stock convertible into 1,510,284 shares of Common Stock were sold at an as-converted price of $.50 per share. In October 1993 and December 1993, shares of Series BB Preferred Stock convertible into 6,979,690 shares of Common Stock were sold at an as-converted price of $2.375 per share. In connection with such sales, the Company also issued warrants to acquire 766,888 shares of Series BB Preferred Stock at an exercise price of $4.75 per share. In August 1994, shares of Series CC Preferred Stock convertible into 6,431,536 shares of Common Stock were sold at an as-converted price of $4.82 per share. In December 1994 and February 1995, shares of Series DD Preferred Stock convertible into 1,293,660 shares of Common Stock were sold at an as-converted price of $4.82 per share. The purchasers of the Series BB Preferred Stock, Series CC Preferred Stock and Series DD Preferred Stock included the following 5% or more stockholders, directors and entities affiliated with directors.

                                                                                                    SHARES OF
                                                                                                    SERIES BB
                                                        SHARES OF PREFERRED STOCK(1)                PREFERRED
                                              ------------------------------------------------   STOCK UNDERLYING
NAME                                           SERIES AA   SERIES BB   SERIES CC    SERIES DD      WARRANTS(2)
--------------------------------------------  -----------  ----------  ----------  -----------  ------------------
DIRECTORS AND ENTITIES AFFILIATED WITH
  DIRECTORS
Paul and Marcia Cook Living Trust (Paul M.
  Cook).....................................      --           63,340      10,373      --               19,002
AT&T Ventures (Neal M. Douglas).............      --          631,580      48,842      --              126,316
Entities affiliated with William C.
  Edwards...................................     755,142      191,840      31,122       1,321           56,002
Technology Partners West Fund IV, L.P.
  (William Hart)............................      --           44,730      10,373         417           13,419
Odyssey Partners, L.P. (Brian Kwait)........      --        1,450,660     112,184      --              290,132
Entities affiliated with Hambrecht & Quist
  (Nancy E. Pfund)..........................      --          213,585      35,794       1,520           48,343
Pfund Polakoff Family Trust (Nancy E.
  Pfund)....................................      --            2,025      --          --                  426
Providence Media Partners L.P. (Paul J.
  Salem)....................................      --           --       1,037,344      44,044           --
Entities affiliated with Henry B. Sargent...      --          161,245      --          --               41,623

OTHER 5% OR MORE STOCKHOLDERS
Entities affiliated with Acorn Ventures,
  Inc.......................................      --          289,570     231,463       9,827           68,468

------------------------

(1) Each share of Preferred Stock will automatically convert into two shares of Common Stock upon the closing of this Offering.

(2) Each warrant to purchase Series BB Preferred Stock is exercisable at a price of $4.75 per share and will expire immediately prior to the closing of this Offering. This Prospectus assumes that all of such warrants will be exercised and that the shares of Series BB Preferred Stock issuable upon such exercise will automatically convert into shares of Common Stock upon the closing of this Offering.

    Between April 28, 1993 and September 13, 1993, Acorn Ventures, Inc. ("Acorn") (a principal stockholder of the Company), Cree A. Edwards (an executive officer of the Company), entities affiliated with William C. Edwards ("Edwards Entities") (a director of the Company; the Edwards Entities are principal stockholders of the Company), the Paul and Marcia Cook Living Trust ("Cook Trust") (a principal stockholder of the Company and an affiliate of Paul M. Cook, Chairman of the Board of Directors of the Company), entities affiliated with H&Q (affiliates of Nancy E. Pfund, a director of the Company), and entities affiliated with Henry B. Sargent ("Sargent Entities") (a director of the Company; the Sargent Entities are principal stockholders of the Company) loaned the Company $500,000, $133,230, $711,100, $297,355, $265,300 and $579,490,
respectively, pursuant to promissory notes due on demand after October 1, 1993 and bearing interest at the rate of 4% per annum. In connection with the sale of the Series BB Preferred Stock, the outstanding balance of principal and accrued interest under such promissory notes was converted into shares of Series BB Preferred Stock at a conversion price of $4.75 per share and warrants to purchase .3 shares of Series BB Preferred Stock for each share of Series BB Preferred Stock issued upon conversion of the promissory notes and accrued interest, such that the Company issued and sold to Acorn, Cree A. Edwards, the Edwards Entities, the Cook Trust, H&Q and the Sargent Entities 105,540, 28,380, 151,480, 63,340, 56,470 and 123,600 shares, respectively, of Series BB Preferred Stock and warrants to purchase 31,662, 8,514, 45,444, 19,002, 16,941 and 37,080 shares, respectively, of Series BB Preferred Stock. The Company believes the terms of these loans were no less favorable to the Company than loans negotiated by such persons with unaffiliated third parties.

    On September 29, 1993, the Company issued and sold 400,000 shares of Common Stock to Acorn, a stockholder of the Company, at a price per share of $.05. These shares were granted as part of a transaction in which Acorn was required to perform consulting services for the Company. These shares were subject to repurchase by the Company until such rights lapsed in September 1995.

    On June 14, 1995, the Company issued and sold 200,000 shares of Common Stock to Acorn at a price per share of $.50. Acorn paid cash for the shares. These shares are subject to repurchase by the Company which right lapses over a five-year period commencing in December 1994. On August 25, 1995, the terms of the Company's agreement with Acorn were amended to provide for accelerated release of such shares from the Company's repurchase option upon termination of such agreement other than for cause. The transactions with Acorn were unanimously approved by the Board of Directors of the Company and were on terms the Company believes were no less favorable than would have been received from unaffiliated third parties.

    On December 27, 1994 and January 27, 1995, the Company issued and sold 400,000 shares and 800,000 shares, respectively, of Common Stock to Mr. Seidl, its President and Chief Executive Officer, at a price of $.25 per share based on the early exercise of previously-granted options with an equivalent exercise price. In connection with the sale of such shares, the Company loaned Mr. Seidl $300,000. The loans are full recourse, bear interest at the rate of 7.74% per annum in the case of $100,000 of principal and at the rate of 7.92% per annum in the case of $200,000 of principal, are due on the earlier of termination of Mr. Seidl's employment or December 26, 1999 and January 25, 2000, respectively, and are secured by the shares of Common Stock purchased with the proceeds of such loans.

    On July 21, 1995, the Company issued and sold 170,000 shares of Common Stock to Mr. Mallory, an executive officer of the Company, at a price of $.50 per share, based on the early exercise of a previously-granted option with an equivalent exercise price. In connection with the sale of such shares, the Company loaned Mr. Mallory $85,000. The loan is full recourse, bears interest at the rate of 6.28% per annum, is due on the earlier of termination of Mr. Mallory's employment or July 21, 2000 and is secured by the shares of Common Stock purchased with the proceeds of such loan.

    On July 31, 1995, the Company issued and sold 180,000 shares of Common Stock to Mr. Manca, an executive officer of the Company at a price of $.50 per share based on the early exercise of a previously-granted option with an equivalent exercise price. In connection with the sale of such shares, the Company loaned Mr. Manca $90,000. The loan is full recourse, bears interest at the rate of 6.28% per annum, is due on the earlier of termination of Mr. Manca's employment or July 31, 2000 and is secured by the shares of Common Stock purchased with the proceeds of such loan.

    On August 1, 1995, the Company issued and sold 45,110 shares of Common Stock to Ronald W. Goodall, a former executive officer of the Company who resigned in 1996, at a price of $.05 per share, based on the early exercise of a previously-granted option with an equivalent exercise price. On August 1, 1995, the Company also issued and sold 144,000, 110,000 and 40,000 shares of Common Stock to Messrs. Jennings, Johnson and Goodall, respectively, each an executive officer of the Company, at a price of $.25 per share based on the early exercise of previously-granted options with equivalent exercise prices. On August 1, 1995, the Company also issued and sold 155,408, 50,000 and 110,658 shares of Common Stock to Messrs. Edwards, Goodall and Johnson, respectively, each an executive officer of the Company, at a price of $.50 per share, based on the early exercise of previously-granted options with an equivalent exercise price. In connection with the sale of shares, the Company loaned Messrs. Goodall, Jennings, Johnson and Edwards $37,255, $36,000, $82,829 and $77,704,
respectively. The loans are full recourse, bear interest at the rate of 6.04% per annum, are due on the earlier of termination of employment or August 1, 2000 and are secured by the shares of Common Stock purchased with the proceeds of such loans. Notwithstanding the foregoing, the Company agreed to extend the maturity date of the restricted stock purchase loan of Mr. Goodall until December 31, 1996, at which time a balance of $40,455 in principal and accrued interest will be due. The Company will exercise its option to repurchase the unvested portion of Mr. Goodall's restricted stock at the original purchase price, and such amount will be credited against the amount of principal and interest due.

    The amounts of outstanding indebtedness, including interest, on the loans to executive officers described above as of June 30, 1996, which were the largest aggregate amount of indebtedness owed by each of the officers at any time, were as follows: Mr. Seidl, $334,315.40, Mr. Mallory, $90,060.13, Mr. Manca, $95,202.94, Mr. Jennings, $37,995.68, Mr. Johnson, $87,420.68, Mr. Edwards,
$82,011.57 and Mr. Goodall, $39,135.83. The terms (including the terms of the promissory notes) of the sale of shares of Common Stock by the Company to Messrs. Seidl, Mallory, Manca, Jennings, Johnson, Edwards and Goodall were unanimously approved by the Board of Directors of the Company. The shares were issued upon the early exercise of unvested options and are subject to repurchase by the Company at the original price paid per share upon such executive officer's termination of employment prior to vesting in such shares. The repurchase rights lapse and the shares vest at the same rate as the prior vesting schedule of the exercised options. See "Management--Executive Compensation." The sales price of each sale was the fair market value of the Company's Common Stock on the original date of grant of each option to purchase Common Stock, as determined by the Board of Directors of the Company.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 30, 1996 as adjusted to reflect the sale of shares in the Initial Public Offering (i) each person who is known by the Company to own beneficially more than five percent of the Common Stock, (ii) each of the Named Executive Officers, (iii) each of the Company's directors and (iv) all current directors and executive officers as a group.

                                                       NUMBER
                                                       SHARES
                                                    BENEFICIALLY  PERCENT BENEFICIALLY
BENEFICIAL OWNER                                      OWNED(1)         OWNED(1)(2)
--------------------------------------------------  ------------  ---------------------
Odyssey Partners, L.P. (3) .......................
  31 West 52nd Street
  New York, NY 10019                                   3,705,952             9.1%

Providence Media Partners L.P. ...................
  50 Kennedy Plaza
  Providence, RI 02903                                 2,162,776             5.3

Paul M. Cook (4) .................................
  PM Cook Associates
  Bldg. IR-242
  333 Ravenswood Avenue
  Menlo Park, CA 94025                                 2,132,088             5.2

Banner Partners (5) ..............................
  3000 Sand Hill Road
  Bldg. 1, Suite 190
  Menlo Park, CA 94025                                 2,037,912             5.0

William C. Edwards (6) ...........................
  3000 Sand Hill Road
  Bldg. 1, Suite 190
  Menlo Park, CA 94025                                 1,894,228             4.7

Acorn Ventures, Inc. (7) .........................
  11400 S.E. Sixth Street, Suite 120
  Bellevue, WA 98004                                   1,755,400             4.3

AT&T Ventures Company, L.P. (8) ..................
  3000 Sand Hill Road
  Bldg. 4, Suite 235
  Menlo Park, CA 94025                                 1,613,476             4.0

El Dorado Investment Company (9) .................
  400 E. Van Buren, Suite 750
  Phoenix, AZ 85004                                    1,603,152             3.9

John M. Seidl.....................................     1,200,000             3.0

Robert A. Hayes (10)..............................       136,000            *

James J. Jennings.................................       180,000            *

Larsh M. Johnson (11).............................       416,268             1.0

Philip H. Mallory.................................       170,000            *

Neal M. Douglas (12)..............................     1,613,476             4.0

William Hart (13).................................       998,914             2.5

Brian Kwait (3)(14)...............................     3,705,952             9.1

                                                       NUMBER
                                                       SHARES
                                                    BENEFICIALLY  PERCENT BENEFICIALLY
BENEFICIAL OWNER                                      OWNED(1)         OWNED(1)(2)
--------------------------------------------------  ------------  ---------------------
Nancy E. Pfund (15)...............................     1,367,316             3.4

Paul J. Salem (16)................................     2,162,776             5.3

Henry B. Sargent (17).............................     1,778,306             4.4%

All directors and executive officers as a group
  (16 persons) (18)...............................    19,575,226            48.2

------------------------
*   Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.

 (2) Percentage of beneficial ownership is based on 40,627,538 shares of Common Stock outstanding after the Company's Initial Public Offering and assumes the exercise of warrants on a cash basis to purchase 4,132,970 shares of Common Stock effective upon the closing of the Initial Public Offering.

 (3) Includes 580,264 shares issuable upon the exercise of warrants held by Odyssey, all of which are assumed to have been exercised upon the closing of the Initial Public Offering.

 (4) Consists of 1,645,630 shares beneficially owned by the Paul and Marcia Cook Living Trust, dated April 21, 1992, 120,000 shares beneficially owned by two trusts of which Mr. Cook is trustee, 328,140 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1996, 38,004 shares issuable upon the exercise of warrants held by the Paul and Maria Cook Living Trust, dated April 21, 1992, all of which are assumed to have been exercised upon the closing of the Initial Public Offering, and 314 shares issuable upon the exercise of warrants held by Mr. Cook.

 (5) Includes 59,658 shares issuable upon the exercise of warrants held by Banner Partners, of which 59,238 are assumed to have been exercised upon the closing of the Initial Public Offering.

 (6) Includes 989,128 shares, 269,192 shares, and 577,540 shares beneficially owned by Banner Partners, Banner Partners/Minaret, Carson, a partnership, and certain members of Mr. Edwards's family and certain foundations and trusts of which Mr. Edwards is a trustee, respectively. Also includes 29,830 shares, 7,458 shares, and 21,080 shares issuable upon the exercise of warrants held by Banner Partners, Banner Partners/Minaret, Carson, and such family members, foundations and trusts, respectively, of which an aggregate of 58,158 are assumed to have been exercised upon the closing of the Initial Public Offering. Mr. Edwards, a director of the Company, may be deemed to be a beneficial owner of shares held by such family members, foundations and trusts. Mr. Edwards and Alan R. Brudos are the general partners of Banner Partners and exercise voting and dispositive power over the shares held by Banner Partners.

 (7) Includes 136,936 shares issuable upon the exercise of warrants held by Acorn, all of which are assumed to have been exercised upon the closing of the Initial Public Offering. Rufus W. Lumry is the principal stockholder, sole director and President of Acorn, and in such capacities exercises voting and dispositive power over the shares held by Acorn.

 (8) Includes 252,632 shares issuable upon the exercise of warrants held by AT&T Ventures, all of which are assumed to have been exercised upon the closing of the Initial Public Offering.

 (9) Includes 50,936 shares issuable upon the exercise of warrants held by El Dorado, of which 50,682 are assumed to have been exercised upon the closing of the Initial Public Offering.

(10) Consists of 136,000 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1996 held by Mr. Hayes.

(11) Includes 122,650 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1996 held by Mr. Johnson.

(12) Consists of 1,613,476 shares beneficially owned by AT&T Ventures. Mr. Douglas, a director of the Company, is a general partner of AT&T Ventures and may be deemed to be the beneficial owner of such shares. Mr. Douglas disclaims beneficial ownership of the shares except to the extent of his proportionate partnership interest therein.

(13) Consists of 971,936 shares beneficially owned by Technology Partners West Fund IV, L.P. and 26,978 shares issuable upon the exercise of warrants held by Technology Partners West Fund IV, L.P., of which 26,838 are assumed to have been exercised upon the closing of the Initial Public Offering. Mr. Hart, a director of the Company, is a general partner of Technology Partners and may be deemed to be the beneficial owner of such shares. Mr. Hart disclaims beneficial ownership of the shares except to the extent of his proportionate partnership interest therein.

(14) Consists of 3,705,952 shares beneficially owned by Odyssey. Mr. Kwait, a director of the Company, is a principal of Odyssey and may be deemed to be the beneficial owner of such shares. Mr. Kwait disclaims beneficial ownership of the shares except to the extent of his proportionate partnership interest therein.

(15) Consists of 11,250 shares beneficially owned by the Pfund Polakoff Family Trust Dated February 18, 1993, 177,890 shares beneficially owned by H&Q Group, 1,035,888 shares beneficially owned by H&Q Environmental Technology Fund and 44,460 shares beneficially owned by the Hambrecht 1980 Revocable Trust. Also consists of 852 shares issuable upon the exercise of warrants held by the Pfund Polakoff Family Trust Dated February 18, 1993, 13,918 shares issuable upon the exercise of warrants held by H&Q Group, 79,472 shares issuable upon the exercise of warrants held by H&Q Environmental Technology Fund and 3,586 shares issuable upon the exercise of warrants held by the Hambrecht 1980 Revocable Trust, of which 97,538 shares are assumed to have been exercised upon the closing of the Initial Public Offering. Ms. Pfund, a director of the Company, is a general partner of the H&Q Environmental Technology Fund and an employee of H&Q Group and may be deemed to be the beneficial owner of such shares. Ms. Pfund disclaims beneficial ownership of the shares held by H&Q Group, H&Q Environmental Technology Fund and the Hambrecht 1980 Revocable Trust except to the extent of her proportionate interest therein.

(16) Consists of 2,162,776 shares beneficially owned by Providence Media Partners L.P. ("PMP"). Mr. Salem, a director of the Company, is a limited partner of Providence Ventures L.P., the general partner of the general partner of PMP, and is a vice president of Providence Ventures Inc., which provides investment management services to PMP, and may be deemed to be beneficial owner of such shares. Mr. Salem disclaims beneficial ownership of the shares except to the extent of his proportionate partnership interest therein.

(17) Consists of 4,210 shares beneficially owned by Mr. Sargent, 1,552,216 shares beneficially owned by El Dorado and 132,940 shares beneficially owned by Sundance Capital Corporation. Also consists of 842 shares issuable upon the exercise of warrants held by Mr. Sargent, 50,936 shares issuable upon the exercise of warrants held by El Dorado and 37,162 shares issuable upon the exercise of warrants held by Sundance Capital Corporation, of which 88,686 are assumed to have been exercised upon the closing of the Initial Public Offering. Mr. Sargent, a director of the Company, is President of El Dorado and a principal of Anderson & Wells Investment Companies, which manage Sundance Capital Corporation, and may be deemed to be the beneficial owners of such shares. Mr. Sargent disclaims beneficial ownership of the shares held by El Dorado and Sundance Capital Corporation.

(18) Includes 1,882,674 shares issuable upon the exercise of options and warrants exercisable within 60 days of June 30, 1996.

                               THE EXCHANGE OFFER

PURPOSES OF THE EXCHANGE OFFER

    The Old Notes were sold by the Company on June 15, 1995 and November 21, 1995, to Smith Barney Inc. (the "Initial Purchaser"), who subsequently resold the Old Notes to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and institutional "accredited investors" (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act). In connection with the sale of the Old Notes, the Company agreed to use its reasonable best efforts to cause to become effective within the time periods respectively specified in the Registration Rights Agreement or earliest to occur of (i) an initial public offering, (ii) three (3) years after the Issue Date, or (iii) the consummation of any debt offering after giving effect to which the Company is subject to the reporting requirements of the Exchange Act, a registration statement with respect to the Exchange Offer. However, in the event that (i) any change in applicable law or applicable interpretations of the staff of the Commission does not permit the Company to effect the Exchange Offer or (ii) if for any other reason the Exchange Offer is not consummated within 135 days after November 1, 1996, (iii) any Holder of Old Notes notifies the Company that, for certain specified reasons, such Holder is precluded from participating in the Exchange Offer, or (iv) any Holder who participates in the Exchange Offer does not receive New Notes which can be sold without restriction under Federal and State securities laws, the Company has agreed to use its reasonable best efforts to cause to become effective a shelf registration statement (the "Shelf Registration Statement") with respect to the resale of the Old Notes and to keep the Shelf Registration Statement effective until June 15, 1998.

    The Exchange Offer is being made by CellNet to satisfy its obligations pursuant to the Registration Rights Agreement. Once the Exchange Offer is consummated, CellNet will have no further obligation to register any of the Old Notes not tendered by the Holders for exchange. See "Risk Factors--Consequences to Non-Tendering Holders of Old Notes." A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    Based on an interpretation by the staff of the Commission set forth in the Staff's Exxon Capital Holdings Corp. SEC No-Action Letter (available April 13,
1989), Morgan Stanley & Co., Inc. SEC No-Action Letter (available June 5, 1991), Shearman & Sterling SEC No-Action Letter (available July 7, 1993), and other no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by Holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act. However, any Holder who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the New Notes (i) cannot rely on the interpretation by the staff of the Commission set forth in the above referenced no-action letters, (ii) cannot tender its Old Notes in the Exchange Offer, and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes, unless such sale or transfer is made pursuant to an exemption from such requirements. See "Risk Factors-- Consequences to Non-Tendering Holders of Old Notes."

    In addition, each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market making activities or other trading activities and not acquired directly from the Company, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

    Except as aforesaid, this Prospectus may not be used for an offer to resell, resale or other transfer of New Notes.

TERMS OF THE EXCHANGE OFFER

    GENERAL

    Upon the terms and subject to the conditions of the Exchange Offer set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer; PROVIDED, that Old Notes may be tendered only in integral multiples of $1,000.

    As of September 30, 1996, there was $325 million of aggregate principal amount at maturity of the Old Notes outstanding and one registered Holder of Old Notes. This Prospectus, together with the Letter of Transmittal, is being sent
to such registered Holder as of             , 1996.

    In connection with the issuance of the Old Notes, the Company arranged for the Old Notes to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The New Notes will be issued and transferable in book-entry form through DTC. See "The Exchange Offer--Book-Entry Transfer."

    The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders of Old Notes for the purpose of receiving the New Notes from the Company.

    If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

    Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay the expenses, other than certain applicable taxes, of the Exchange Offer. See "The Exchange Offer--Fees and Expenses."

    NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE COMPANY MAKES ANY RECOMMENDATION TO HOLDERS OF OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF OLD NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE AMOUNT OF OLD NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR OWN FINANCIAL POSITION AND REQUIREMENTS.

    EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean June 28, 1997, unless the Company in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

    In order to extend the Expiration Date, the Company will notify the Exchange Agent and the record Holders of Old Notes of any extension by oral or written notice, each prior to 9:00 a.m., New York City time, on the business day prior to the previously scheduled expiration date. Such notice may state that the Company is extending the Exchange Offer for a specified period of time or on a daily basis until 5:00 p.m., New York City time, on the date on which a specified percentage of Old Notes are tendered.

    The Company reserves the right to delay accepting any Old Notes, to extend the Exchange Offer, to amend the Exchange Offer or to terminate the Exchange Offer and not accept Old Notes not previously accepted if any of the conditions set forth herein under "The Exchange Offer--Conditions" shall have occurred and shall not have been waived by the Company by giving oral or written notice of such delay, extension, amendment or termination to the Exchange Agent. Any such delay in acceptance, extension, amendment or termination will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the Holders of such amendment and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to Holders of the Old Notes, if the Exchange Offer would otherwise expire during such five to ten business day period.

    Without limiting the manner in which the Company may choose to make public announcement of any extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

ACCRETION OF THE NEW NOTES AND THE OLD NOTES; INTEREST

    The Old Notes will continue to accrete in principal amount through (but not including) the date of issuance of the New Notes. From and after the date of issuance of the New Notes, the New Notes shall accrete at the rate of 13% per annum, but no cash interest will accrue or be payable in respect of the New Notes prior to June 15, 2000. Thereafter, the New Notes will bear interest at a rate equal to 13% per annum. Interest on the New Notes will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2000.

PROCEDURES FOR TENDERING

    To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by Instruction 3 of the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

    The tender by a Holder will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    Delivery of all documents must be made to the Exchange Agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such Holders.

    THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, OR AN OVERNIGHT DELIVERY SERVICE IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO INSURE TIMELY DELIVERY.

    Only a Holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "Holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered Holder.

    Any beneficial holder whose Old Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered Holder promptly and instruct such registered Holder to consent and/or tender on its behalf. If such beneficial Holder wishes to tender on its own behalf, such beneficial Holder must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such Holder's name or obtain a properly completed bond power from the registered Holder. The transfer of record ownership may take considerable time.

    Signatures on a Letter of Transmittal or notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the U.S. (an "Eligible Institution").

    If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers signed as the name of the registered Holder or Holders appears on the Old Notes.

    If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders of Old Notes, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    In addition, the Company reserves the right in its sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth under "The Exchange Offer--Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

    By tendering, each Holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of such Holder's business, that such Holder has no arrangement with any person to participate in the distribution of such New Notes, and that such Holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the Holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market making activities or other trading activities and not acquired directly from the Company, such Holder by tendering will acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

BOOK-ENTRY TRANSFER

    The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish an account with respect to the Old Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with DTC's Automated Tender Offer Program ("ATOP") procedures for such book-entry transfers. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the exchange for Old Notes so tendered will only be made after timely confirmation (a "Book-Entry Confirmation") of such book-entry transfer of the Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as defined herein) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by DTC and received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that DTC has received express acknowledgment from a participant tendering Old Notes that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that such agreement may be enforced against such participant.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

        (a) The tender is made through an Eligible Institution;

        (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

        (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

    Upon request of the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for payment will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures, described above under "The Exchange Offer--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

    Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange New Notes for, any Old Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if any of the following conditions exist:

        (a) the Exchange Offer, or the making of any exchange by a Holder, violates applicable law or any applicable interpretation of the Commission;

        (b) any action or proceeding instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the sole judgment of the Company, might impair the ability of the Company to proceed with the Exchange Offer;

        (c) there shall have been adopted or enacted any law, statute, rule or regulation which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer;

        (d) a banking moratorium shall have been declared by U.S. federal or California or New York state authorities which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

        (e) trading on the New York Stock Exchange or generally in the U.S. over-the-counter market shall have been suspended by order of the Commission or any other governmental authority which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer; or

        (f) a stop order shall have been issued by the Commission or any state securities authority suspending the effectiveness of the Registration Statement or proceedings shall have been initiated or, to the knowledge of the Company, threatened for that purpose.

    If any such conditions exist, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to exchanging Holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "The Exchange Offer--Withdrawal of Tenders") or (iii) waive certain of such conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn or revoked. If such waiver constitutes a material change to the Exchange Offer, the

Company will promptly disclose such waiver in a manner reasonably calculated to inform Holders of Old Notes of such waiver.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    In addition to the foregoing conditions, (i) if, because of any change in applicable law or applicable interpretations thereof by the Commission, the Company is not permitted to effect the Exchange Offer or (ii) if for any other reason the Exchange Offer is not consummated within 135 days of November 1, 1996, or (iii) any Holder of Old Notes notifies the Company that, for certain specified reasons, such Holder is precluded from participating in the Exchange Offer or (iv) any Holder who participates in the Exchange Offer does not receive New Notes which can be sold without restrictions under federal and state securities laws, then the Company shall file a Shelf Registration Statement and use its reasonable best efforts to keep the Shelf Registration Statement effective until June 15, 1998. Thereafter, the Company's obligation to consummate the Exchange Offer shall be terminated.

EXCHANGE AGENT

    The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Letters of Transmittal and Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

BY REGISTERED OR CERTIFIED MAIL:   BY OVERNIGHT COURIER:

Attention: Arwen Gibbons           Attention: Arwen Gibbons
Reorganization Section             Reorganization Section
The Bank of New York               The Bank of New York
101 Barclay Street, 7E             101 Barclay Street, 21st Floor
New York, NY 10286                 New York, NY 10286

BY HAND:                           BY FACSIMILE:

Attention: Arwen Gibbons           (212) 815-5915
Reorganization Section             Attention: Arwen Gibbons
The Bank of New York               Reorganization Section
101 Barclay Street, 21st Floor
New York, NY 10286                 Confirm by telephone:
                                   (212) 815-5084

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

    The Company will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of the Old Notes, and in handling or forwarding tenders for exchange.

    The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company, are estimated in the aggregate to be approximately $175,000, and include fees and expenses of the Exchange Agent and the Trustee under the Indenture and accounting and legal fees.

    The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exception therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

    The New Notes will be recorded at the same carrying value as the Old Notes, which is face value as reflected in the Company's accounting records on the date of the Exchange Offer. Accordingly, no gain or loss for accounting purposes will be recognized upon consummation of the Exchange Offer. The issuance costs incurred in connection with the Exchange Offer will be capitalized and amortized over the term of the New Notes.

                            DESCRIPTION OF OLD NOTES

    The Old Notes were issued under an indenture dated as of June 15, 1995, as supplemented by the First Supplemental Indenture dated as of November 21, 1995 and the Second Supplemental Indenture dated as of August 30, 1996 (as so supplemented, the "Indenture"), each by and between the Company and The Bank of New York, as trustee (the "Trustee"). A copy of the form of Indenture is available from the Company upon request. The following summaries of certain provisions of the Old Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Old Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Old Note which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference. As used in this "Description of Old Notes," the "Company" refers to CellNet Data Systems, Inc. and does not, unless the context otherwise indicates, include its subsidiaries.

GENERAL

    The Old Notes are unsecured general obligations of the Company and rank senior in right of payment to all existing and future subordinated debt of the Company and pari passu in right of payment with all existing and future debt of the Company but are to be effectively subordinated to all secured indebtedness of the Company and all indebtedness of subsidiaries of the Company. The Old Notes are limited to $325,000,000 aggregate principal amount at maturity, were issued in fully registered form only in denominations of $1,000 or any integral multiple thereof and were scheduled to mature on June 15, 2005.

    Interest on the Old Notes neither accrues nor is payable prior to June 15, 2000. Thereafter, interest would accrue at 13% per annum and would be payable semi-annually in arrears on each June 15 and December 15, commencing December 15, 2000. Interest would be computed on the basis of a 360-day year composed of twelve 30-day months.

OPTIONAL REDEMPTION BY THE COMPANY

    The Indenture provides that Old Notes are not redeemable at the option of the Company prior to June 15, 2000. At any time on or after that date the Old Notes could be redeemed at the Company's option on at least 30 but not more than 60 days' notice, in whole at any time or in part from time to time, at the following respective prices (expressed in percentages of the principal amount), together with accrued interest through the date of redemption, during the 12-month period beginning June 15 of the years indicated:

YEAR                                                                     PERCENTAGE
-----------------------------------------------------------------------  -----------
2000...................................................................    106.500%
2001...................................................................    104.330
2002...................................................................    102.170
2003 and thereafter....................................................    100.000

OPTIONAL REDEMPTION UPON PUBLIC EQUITY OFFERING

    The Indenture provides that, in the event that the Company consummates a Public Equity Offering after which there is a Public Market, the Company may, at its option, redeem on or prior to June 15, 1998, from the proceeds of such Public Equity Offering received by the Company, up to 25% of the aggregate principal amount of the of the Old Notes originally issued at a redemption price equal to 113% of the Accreted Value thereof plus accrued interest thereon, if any, to the date of redemption; PROVIDED, HOWEVER, that (1) such redemption may only be effected to the extent that immediately after such redemption not less than 75% in aggregate Accreted Value (if prior to June 15, 2000) or principal amount (if on or after June 15, 2000) of the Old Notes originally issued remain outstanding (it being expressly agreed that, for purposes of determining whether this condition is satisfied, Old Notes owned (beneficially or otherwise) by the Company or any of its Affiliates shall not be deemed to be outstanding) and (2) such redemption is effected not more than once and not more than 60 days after the consummation of such Public Equity Offering.

REDEMPTION OR REPURCHASE AT THE OPTION OF THE HOLDERS

    CHANGE OF CONTROL

    The Indenture provides that upon the occurrence of a Change of Control, the Company is required to offer to repurchase (the "CHANGE OF CONTROL OFFER") all or a portion of each Holder's Old Notes pursuant to the offer described in paragraph (b) below, at a purchase price equal to 101% of the Accreted Value thereof on the date of purchase (if prior to June 15, 2000), or 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (if on or after June 15, 2000).

    In the event of any Change of Control, the Company shall not, and shall not cause or permit any of its Subsidiaries to purchase, redeem or otherwise acquire or retire any Indebtedness of the Company ranking junior or subordinate to the Old Notes pursuant to any analogous provisions relating to such Indebtedness until after the 91st day after the Change of Control Payment Date (as such date may be extended).

    On or before the Change of Control Payment Date, the Company shall (i) accept for payment Old Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the paying agent in accordance with the Indenture U.S. legal tender sufficient to pay the purchase price plus accrued interest, if any, of all Old Notes so tendered, and (iii) deliver to the Trustee Old Notes so accepted together with an Officers' Certificate identifying the Old Notes or portions thereof being purchased by the Company.

    Any amounts remaining after the purchase of Old Notes pursuant to a Change of Control Offer shall be returned by the Trustee to the Company.

    The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of the Company. With respect to the disposition of property or assets, the phrase "all or substantially all" as used in the Indenture (including as set forth under "The Exchange Offer--Certain Covenants--Merger, Consolidation and Sale of Assets" below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which is the choice of law under the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Company is required to make a Change of Control Offer.

    None of the provisions relating to a repurchase upon a Change of Control are waivable by the Board of Directors of the Company. The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change of Control with respect to the Change of Control repurchase feature of the Old Notes, but would increase the amount of Indebtedness outstanding at such time. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Old Notes that the Company is required to repurchase. In the event that the Company were required to repurchase outstanding Old Notes pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its repurchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

    If an offer is made to repurchase the Old Notes pursuant to a Change of Control Offer, the Company will and will cause its Subsidiaries to comply with all tender offer rules under state and Federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

    LIMITATION ON ASSET SALES

    The Indenture provides that the Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, consummate an Asset Sale unless (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors) and (ii) at least 85% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, from such Asset Sale shall be cash or Cash Equivalents and shall be received at the time of the consummation of any such Asset Sale; PROVIDED, HOWEVER, that the amount of (x) any liabilities as shown on the Company's most recent balance sheet or in the Old Notes thereto) of the Company or any Restricted Subsidiary (other than (i) Indebtedness subordinate in right of payment to the Old Notes, (ii) contingent liabilities, (iii) liabilities or Indebtedness to Affiliates of the Company and (iv) non-recourse Indebtedness and other non-recourse liabilities that are assumed by the transferee of any such assets) and (y) to the extent of the cash received, any Old Notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 60 days of receipt, shall be deemed to be cash for purposes of this provision; PROVIDED, FURTHER, HOWEVER, that the 85% limitation referred to above shall not apply to any sale, transfer or other disposition of assets in which the cash portion of the consideration received therefor, determined in accordance with the foregoing provision, is equal to or greater than what the after-tax net proceeds would have been had such transaction complied with the aforementioned 85% limitation. Upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either
(A) to reinvest in Productive Assets, or (B) to prepay or repay Indebtedness of the Company which ranks PARI PASSU with the Old Notes or to prepay or repay any Indebtedness of a Restricted Subsidiary of the Company (other than non-recourse Indebtedness) in an amount not to exceed the product of (A) the amount of such Net Cash Proceeds and (B) fraction, the numerator of which is the total aggregate principal amount of such PARI PASSU Indebtedness or such Indebtedness of Restricted Subsidiaries and the denominator of which is the aggregate of all such Indebtedness plus the Accreted Value of the Old Notes

(if the Net Proceeds Offer Payment Date is prior to June 15, 2000), or the aggregate principal amount of the Old Notes then outstanding (if the Net Proceeds Offer Payment Date is on or after June 15, 2000). On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (A) and (B) of the preceding sentence (each a "NET PROCEEDS OFFER TRIGGER DATE"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (A) and (B) of the preceding sentence (each a "NET PROCEEDS OFFER AMOUNT"), shall be applied by the Company or such Subsidiary to make an offer to purchase (the "NET PROCEEDS OFFER") on a date (the "NET PROCEEDS OFFER PAYMENT DATE") not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a PRO RATA basis that amount of Old Notes equal to the Net Proceeds Offer Amount at a price in cash equal to 100% of the Accreted Value of the Old Notes on the Net Proceeds Offer Payment Date (if prior to June 15, 2000) or 100% of the principal amount of the Old Notes (if the Net Proceeds Offer Payment Date is on or after June 15, 2000) to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; PROVIDED, HOWEVER, that if at any time any non-cash consideration received by the Company or any Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. To the extent that the Accreted Value of Old Notes on the Net Proceeds Offer Payment Date (if prior to June 15, 2000) or the aggregate principal amount of Old Notes (if the Net Proceeds Offer Payment Date is on or after June 15, 2000) tendered pursuant to the Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use any remaining proceeds of such Asset Sale for general corporate purposes (but subject to the terms of the Indenture). Upon completion of a Net Proceeds Offer, the Net Proceeds Offer Amount relating to such Net Proceeds Offer shall be deemed to be zero for purposes of any subsequent Asset Sale.

    Notwithstanding the foregoing, if a Net Proceeds Offer Amount is less than $5,000,000, the application of the Net Cash Proceeds constituting such Net Proceeds Offer Amount to a Net Proceeds Offer may be deferred until such time as such Net Proceeds Offer Amount plus the aggregate amount of all Net Proceeds Offer Amounts arising subsequent to the Issue Date of the Old Notes from all Asset Sales by the Company and its Subsidiaries in respect of which a Net Proceeds Offer has not been made aggregates at least $5,000,000, at which time the Company or such Restricted Subsidiary shall apply all Net Cash Proceeds constituting all Net Proceeds Offer Amounts that have been so deferred to make a Net Proceeds Offer (each date on which the aggregate of all such deferred Net Proceeds Offer Amounts is equal to $5,000,000 or more shall be deemed to be a Net Proceeds Offer Trigger Date).

    In connection with any Asset Sale with respect to assets having a book value in excess of $5,000,000 or as to which it is expected that the aggregate consideration therefor to be received by the Company or any Restricted Subsidiary will exceed $5,000,000 in value, such transaction or series of transactions shall be approved, prior to the consummation thereof, by the Board of Directors of the Company.

    In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Subsidiaries as an entirety to a Person in a transaction permitted under "The Exchange Offer-- Certain Covenants--Merger, Consolidation, and Sale of Assets" the successor corporation shall be deemed to have sold the properties and assets of the Company and its Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale; PROVIDED, HOWEVER, that to the extent that the Company is required to make an offer to repurchase the Old Notes pursuant to "Description of Old Notes--Redemption or Repurchase at the Option of the Holders--Change in Control", in connection with any transaction that would otherwise be within the terms of this paragraph, the Company need not comply with the provisions of this paragraph. In addition, the fair market value of such properties and assets of the Company or its Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

    The Company shall and shall cause its Subsidiaries to comply with all tender offer rules under state and Federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer. To the extent that the provisions of any securities laws or regulations conflict with the foregoing provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the foregoing provisions of the Indenture by virtue thereof.

SELECTION AND NOTICE

    If less than all of the Old Notes are to be redeemed at any time, selection of Old Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Old Notes are listed or, if the Old Notes are not so listed, by lot or by such other method as the Trustee deems fair and appropriate; PROVIDED, that no Old Notes with a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Old Notes to be redeemed at its registered address. If any Old Note is to be redeemed in part only, the notice of redemption that relates to such Old Note shall state the portion of the principal amount thereof to be redeemed. An Old Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Old Note. On and after the redemption date, interest will cease to accrue on Old Notes or portions thereof called for redemption.

CERTAIN COVENANTS

    LIMITATION ON RESTRICTED PAYMENTS

    (a) The Indenture provides that, the Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution (other than dividends or distributions payable solely in Qualified Capital Stock of the Company) on shares of the Company's Capital Stock to holders of such Capital Stock, (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or of any direct or indirect parent or Affiliate of the Company, or any warrants, rights or options to acquire shares of any class of such Capital Stock, other than any such Capital Stock owned by the Company or by a Qualified Restricted Subsidiary, (iii) make any principal payment on, or purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Old Notes (other than any such Indebtedness owing to a Qualified Restricted Subsidiary to the extent such Indebtedness is not subject to any Lien held by any Person other than the Company or a Qualified Restricted Subsidiary), or (iv) make any Investment (other than Permitted Investments) (each of the foregoing prohibited actions set forth in clauses (i), (ii), (iii) and (iv) being referred to as a "RESTRICTED PAYMENT"), if at the time of such proposed Restricted Payment or immediately after giving effect thereto, (I) a Default or an Event of Default has occurred and is continuing or would result therefrom, or
(II) the Company is not, or would not be, able to Incur at least $1.00 of additional Indebtedness under the Debt to Cash Flow Ratio test of paragraph (b) of the section of the Indenture described under the heading "The Exchange Offer--Certain Covenants--Limitation on Indebtedness and Preferred Stock" below, or (III) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) exceeds or would exceed the sum of:

        (1) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company during the period (treating such period as a single accounting period) beginning on the first day subsequent to the Issue Date and ending on the last day of the most recent fiscal quarter of the Company ending immediately prior to the date of the making of such Restricted Payment for which financial statements are available ending not more than 135 days prior to the date of determination, PLUS

        (2) 100% of the aggregate net proceeds received by the Company from any Person (other than from a Subsidiary of the Company) from the issuance and sale of Qualified Capital Stock of the Company subsequent to the Issue Date and on or prior to the date of the making of such Restricted Payment (excluding (A) any Qualified Capital Stock of the Company paid as a dividend on any Capital Stock of the Company or of any of its Subsidiaries and (B) any Qualified Capital Stock of the Company with respect to which the purchase price thereof has been financed directly or indirectly using funds
    (x) borrowed from the Company or from any of its Subsidiaries, unless and until and to the extent such borrowing is repaid, or (y) contributed, extended, guaranteed or advanced by the Company or by any of its Subsidiaries (including, without limitation, in respect of any employee stock ownership or benefit plan)), PLUS

        (3) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances, or other transfers of (including the fair market value of non-cash property transferred), in each case to the Company or to any Qualified Restricted Subsidiary from Unrestricted Subsidiaries (but without duplication of any such amount included in calculating Consolidated Net Income of the Company), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (in each case valued as provided in "The Exchange Offer-- Certain Covenants--Limitation on Designation of Restricted and Unrestricted Subsidiaries" below), not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company, or any Restricted Subsidiary in such Unrestricted Subsidiary and which was treated as a Restricted Payment hereunder, PLUS

        (4) 100% of the aggregate cash received by the Company subsequent to the Issue Date and on or prior to the date of the making of such Restricted Payment upon the exercise of options or warrants (whether issued prior to or after the Issue Date) to purchase Qualified Capital Stock of the Company, PLUS

        (5) without duplication of any amount included pursuant to clause (3) above, an amount equal to the lesser of the cost or net cash proceeds received by the Company upon the sale or other disposition of any Investment made after the Issue Date which had been treated as a Restricted Payment (but without duplication of any amount included in calculating Consolidated Net Income of the Company).

    (b) Notwithstanding the foregoing, the Indenture provides that the provisions set forth in the immediately preceding paragraph shall not prohibit:

        (1) the payment of any dividend or the making of any distribution within 60 days after the date of declaration of such dividend or distribution if the making thereof would have been permitted on the date of declaration; PROVIDED, HOWEVER, that such dividend shall be deemed to have been made as of its date of declaration or the giving of such notice for purposes of this clause (1);

        (2) the acquisition of Capital Stock of the Company or warrants, rights or options to acquire Capital Stock of the Company either (i) solely in exchange for shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company; PROVIDED, HOWEVER, that no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment pursuant to this clause (2) and would not result therefrom;

        (3) the acquisition of Indebtedness of the Company that is subordinate or junior in right of payment to the Old Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company or for Refinancing Indebtedness, or (ii) through the application of net proceeds of a

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    substantially concurrent sale for cash (other than to a Subsidiary of the
    Company) of (A) shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company or (B) Refinancing Indebtedness; PROVIDED, HOWEVER, that no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment pursuant to this clause (3) and would not result therefrom;

        (4) the repurchase, redemption, retirement or defeasance of Preferred Stock issued in accordance with clause (xi) of the definition of Permitted Indebtedness by the issuer thereof if and to the extent required by the terms of such Preferred Stock;

        (5) Permitted Stock Repurchases by the Company; PROVIDED, HOWEVER, that the aggregate amount expended for all such Permitted Stock Repurchases by the Company shall not exceed $1,000,000 in any fiscal year; PROVIDED, FURTHER, HOWEVER, that no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment pursuant to this clause (5) and would not result therefrom; and

        (6) the payment of any amounts in respect of Capital Stock of any Person organized as a partnership, limited liability company, or similar entity, to the extent (A) of capital contributions made to such Person by holders of its Capital Stock other than the Company or any Restricted Subsidiary and
    (B) necessary to permit the holders of such Capital Stock to pay taxes in respect thereof; PROVIDED, HOWEVER, that no Default or Event of Default shall have occurred and be continuing at the time of any Restricted Payment made pursuant to clause (A) of this subsection (6) or would result therefrom.

    (c) The Indenture provides that, in determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (1), (2), (3) (other than with respect to Refinancing Indebtedness), and (5) of paragraph (b) of this covenant shall, in each case, be included in such calculation and, if such Restricted Payment is a Restricted Payment described in clauses (i) or (ii), then in addition, in determining the aggregate amount of Restricted Payments made since the Issue Date, amounts expended as aforesaid, PLUS amounts expended pursuant to clauses (i) and (j) of the definition of Permitted Investments shall, in each case, be included in such calculation.

    (d) The Indenture provides that, not later than the date of making any Restricted Payment in excess of $2,000,000 individually or in the aggregate with all other Restricted Payments made since the previous certification the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment complies with this Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed (upon which the Trustee may conclusively rely without any investigation whatsoever), which calculations may be based upon the Company's latest available internal quarterly financial statements.

    LIMITATION ON INDEBTEDNESS AND PREFERRED STOCK

    (a) The Indenture provides that the Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness, including, without limitation, any Acquired Indebtedness, or issue any Preferred Stock.

    (b) Notwithstanding the foregoing limitations, the Indenture provides that:

        (I) the Company may (A) issue Qualified Capital Stock and (B) Incur (1) Permitted Indebtedness, (2) Indebtedness (including, without limitation, Acquired Indebtedness) if, in the case of this subclause (I)(B)(2), (i) no Default or Event of Default shall have occurred and be continuing on the date of the proposed Incurrence thereof or would result as a consequence of such proposed Incurrence and (ii) immediately after giving pro forma effect to such proposed Incurrence and the receipt and application of the net proceeds therefrom, the Company's Debt to Cash Flow Ratio would not exceed
    7.0 to 1.0, and (3) Refinancing Indebtedness Incurred to Refinance any such Indebtedness Incurred pursuant to clause (I)(B)(2); and

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
       (II) the Restricted Subsidiaries may Incur Indebtedness pursuant to clauses (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) and (xii) of the definition of Permitted Indebtedness; PROVIDED, HOWEVER, that, other than as provided in clause (xi) of the definition of Permitted Indebtedness, such Indebtedness shall not be Incurred pursuant to any assumption or guarantee by any Restricted Subsidiary in respect of any other Restricted Subsidiary's or the Company's Indebtedness.

    (c) The Indenture provides that any Indebtedness of an entity existing at the time it becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition of capital stock or otherwise) shall be deemed to be Incurred as of the date such entity becomes a Restricted Subsidiary.

    (d) The Indenture provides that the Company shall not, directly or indirectly, in any event Incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinated to the Old Notes to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company.

    (e) The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to directly or indirectly, incur any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary including any right to take enforcement action against such Unrestricted Subsidiary).

    LIMITATION ON CONSOLIDATION, MERGER, ETC. OF RESTRICTED SUBSIDIARIES

    The Indenture provides that the Company shall not, directly or indirectly, cause or permit any Restricted Subsidiary, directly of indirectly, to merge or consolidate with or into, or sell, assign, transfer, lease or otherwise dispose of all or substantially all of such Subsidiary's assets to, any other Restricted Subsidiary unless, at the time of such merger or consolidation or sale, assignment, transfer, lease or other disposition (and immediately after giving effect thereto), (1) the Debt to Cash Flow Ratio of the Company is less than or equal to 6.0 to 1.0 or (2) the resulting, surviving or transferee Restricted Subsidiary is a Qualified Restricted Subsidiary or (3) the resulting, surviving or transferee Restricted Subsidiary is a Restricted Subsidiary that is not a Qualified Restricted Subsidiary and the total contribution to the Consolidated EBITDA of the Company (such Consolidated EBITDA to be calculated for purposes of this covenant without giving effect to clause (f) of the definition of Consolidated Net Income) for the most recently ended fiscal quarter for which financial information is available ending not more than 135 days prior to the date of determination of such resulting, surviving or transferee Restricted Subsidiary is not in excess of 25% of such Consolidated EBITDA. In addition, all transactions permitted pursuant to this covenant would be required to comply with the provisions described below under the heading "The Exchange Offer--Certain Covenants--Merger, Consolidation and Sale of Assets".

    LIMITATION ON LIENS

    The Indenture provides that the Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist or remain in effect any Liens upon any properties or assets of the Company or of any Restricted Subsidiary whether owned on the Issue Date or acquired after the Issue Date, or on any income or profits therefrom, or assign or otherwise convey any right to receive income or profits thereon, other than (A) Liens granted by the Company on property or assets of the Company securing Indebtedness of the Company that is permitted by the covenant under the heading "The Exchange Offer--Certain Covenants--Limitation on Indebtedness and Preferred Stock"; PROVIDED, HOWEVER, that the Company makes or causes to be made effective provision whereby the Old Notes will be secured equally and ratably with (or, in the case of any Indebtedness that is subordinate or junior to the Old Notes, prior to) such Liens, (B) Permitted Liens and (C) Cash Equivalents pursuant to clause (vi) of the definition thereof to the extent the operation of this covenant with respect to such Investments would cause a violation of the margin rules of the Board of Governors of the Federal Reserve System.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES

    The Indenture provides that the Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into or permit or suffer to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with or for the benefit of any of its Affiliates (an "AFFILIATE TRANSACTION"), other than any Affiliate Transaction that is on terms that are fair and reasonable and no less favorable to the Company or such Restricted Subsidiary than those that might reasonably have been obtained at such time in a comparable transaction or series of related transactions on an arms-length basis from a Person that is not such an Affiliate; PROVIDED, HOWEVER, that for any Affiliate Transaction involving value of $10,000,000 or more, a majority of the disinterested members of the Board of Directors of the Company (and of such Restricted Subsidiary, as the case may be) shall, prior to the consummation of such Affiliate Transaction, have reasonably and in good faith determined, as evidenced by a Board Resolution, that such Affiliate Transaction meets the requirements of the foregoing clause; PROVIDED, FURTHER, HOWEVER, that for any Affiliate Transaction involving value of $25,000,000 or more, the Board of Directors of the Company (and of such Restricted Subsidiary, as the case may be) shall have received, prior to the consummation thereof, a written opinion from an Independent Financial Advisor that such Affiliate Transaction is on terms that are fair to the Company from a financial point of view. The foregoing restrictions will not apply to (1) reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary as determined in good faith by the Company's Board of Directors or senior management, (2) any transaction solely between or among the Company and a Wholly Owned Restricted Subsidiary of the Company or Wholly Owned Restricted Subsidiaries of the Company to the extent any such transaction is otherwise in compliance with, or not prohibited by, the Indenture, (3) any transaction solely between or among Wholly Owned Restricted Subsidiaries of the Company to the extent that any such transaction is otherwise in compliance with, or not prohibited by, the Indenture, (4) any transaction otherwise permitted by the terms of the section of the Indenture described above under the heading "--Limitation on Restricted Payments," (5) the execution and delivery of or payments made under the Tax Sharing Agreement or in any amendment thereto or any replacement agreement thereof; PROVIDED, HOWEVER, that such amendment or replacement is not more disadvantageous to the holders or the Company in any material respect than such agreement in the form attached to the Indenture, (6) the licensing or sublicensing of use of any FCC License or intellectual property by the Company or any Restricted Subsidiary to any Subsidiary of the Company,
(7) the transfer or assignment of hardware or equipment by the Company or any Restricted Subsidiary to any Subsidiary of the Company; PROVIDED, HOWEVER, that the Company and its Restricted Subsidiaries continue to be able to have access, on terms that are fair and reasonable, to such hardware and equipment to the extent necessary for the conduct of their respective business, (8) arrangements between the Company or any of its Restricted Subsidiaries and any Subsidiary of the Company for the purposes of providing services of employees to such Subsidiaries, (9) any transaction or series of related transactions between the Company or any Wholly Owned Restricted Subsidiary on the one hand and any Restricted Subsidiary on the other to the extent fair and reasonable to the Company or such Wholly Owned Restricted Subsidiary and to the extent on terms providing for fair value or reasonably equivalent value to the Company or such Wholly Owned Restricted Subsidiary and (10) the sale, conveyance, transfer, lease, assignment or other disposition to any Restricted Subsidiary of contracts in respect of Qualified Projects entered into by the Company (not previously entered into by any Restricted Subsidiary).

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
    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED
     SUBSIDIARIES

    The Indenture provides that the Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock; (b) make loans or advances or pay any Indebtedness or other obligation owed to the Company or to any Restricted Subsidiary; (c) transfer any of its property or assets to the Company or to any Restricted Subsidiary; or (d) guarantee any Indebtedness or any other obligation of the Company or any Subsidiary of the Company (each such encumbrance or restriction in clause (a), (b), (c) or (d) a "PAYMENT RESTRICTION"), except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) customary non-assignment provisions of any contract or lease of any Restricted Subsidiary entered into in the ordinary course of business of such Restricted Subsidiary; (4) any instrument governing Acquired Indebtedness Incurred in accordance with the Indenture; PROVIDED, HOWEVER, that such encumbrance or restriction is not, and will not be, applicable to any Person, or the properties or assets of any Person, other than the Person or the property or asset so acquired; (5) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date or in any amendment thereto or any replacement agreement thereof; PROVIDED, HOWEVER, that such amendment or replacement is not more disadvantageous to the Holders or the Company in any material respect than any such agreement as in effect on the Issue Date; (6) restrictions imposed by Permitted Liens solely to the extent such Liens encumber the transfer or other disposition of the assets subject to such Liens; (7) any restriction or encumbrance contained in contracts for the sale of assets to be consummated in accordance with the Indenture solely in respect of the assets to be sold pursuant to such contract; (8) Indebtedness or Preferred Stock Incurred or issued pursuant to clauses (x) and (xi) of the definition of Permitted Indebtedness; or (9) any encumbrance or restriction contained in Refinancing Indebtedness Incurred to Refinance the Indebtedness Incurred pursuant to an agreement referred to in clauses (2), (4), (5) or (8) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Refinancing Indebtedness are no less favorable to the Company in any material respect in the good faith judgment of the Board of Directors of the Company than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4), (5) or (8).

    LIMITATION ON DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

    The Indenture provides as follows:

    (a) The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary or any Restricted Subsidiary to be an Unrestricted Subsidiary; PROVIDED, HOWEVER, that (i) immediately after giving effect to such designation (treating such designation as an Incurrence of the outstanding Indebtedness of any such Unrestricted Subsidiary), the Company could incur $1.00 of additional Indebtedness pursuant to subclause (I)(B)(2) of paragraph (b) of "The Exchange Offer-- Certain Covenants--Limitation on Indebtedness and Preferred stock" above, (ii) no Default or Event of Default shall have occurred and be continuing or would arise therefrom and (iii) in the case of designation of a Restricted Subsidiary to be an Unrestricted Subsidiary, such designation is at that time permitted under the provisions described in the section headed "The Exchange Offer--Certain Covenants-- Limitation on Restricted Payments" above. The Company shall deliver to the Trustee a certified copy of the Board Resolution of its Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and setting forth in reasonable detail the underlying calculations. The Board of Directors of the Company may not change the designation of a Subsidiary of the Company more than twice in any period of five years.

    (b) For purposes of determining compliance with the covenant "The Exchange Offer--Certain Covenants--Limitation on Restricted Payments" described above,
(i) an Investment shall be deemed to have been made at the time any Restricted Subsidiary is designated as an Unrestricted Subsidiary in an

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
amount (proportionate to the Company's equity interest in such Subsidiary) equal to the net worth of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary; (ii) at any date the aggregate of all Restricted Payments made as Investments since the Issue Date shall exclude and be reduced by an amount (proportionate to the Company's equity interest in such Subsidiary) equal to the net worth of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, not to exceed, in the case of any such redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the amount of Investments previously made by the Company and the Restricted Subsidiaries in such Unrestricted Subsidiary (in each case (i) and (ii) "net worth" to be calculated based upon the fair market value of the assets of such Subsidiary as of any such date of designation); and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

    (c) Notwithstanding the foregoing, the Board of Directors of the Company may not designate any Subsidiary of the Company to be an Unrestricted Subsidiary unless such Subsidiary has been organized or acquired after the Issue Date or if, after such designation, (x) the Company or any other Restricted Subsidiary
(i) provides credit support for, or a guarantee of, any Indebtedness or any other obligation (contingent or otherwise) of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or (ii) is directly or indirectly liable for any Indebtedness of such Subsidiary (including by way of recourse only to properties or assets), (y) a default with respect to any Indebtedness of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause payment thereof to be accelerated or payable prior to its final scheduled maturity or (z) such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any Restricted Subsidiary which is not a Subsidiary of the Subsidiary to be so designated.

    (d) Notwithstanding anything to the contrary herein, all Subsidiaries of a Restricted Subsidiary will be Restricted Subsidiaries and all Subsidiaries of an Unrestricted Subsidiary will be Unrestricted Subsidiaries.

    LIMITATION ON PREFERRED STOCK OF RESTRICTED SUBSIDIARIES

    The Indenture provides that the Company shall not cause or permit any Restricted Subsidiary to issue any Preferred Stock (other than to the Company or to a Qualified Restricted Subsidiary) or permit any Person (other than the Company or a Qualified Restricted Subsidiary) to own or hold any Preferred Stock of any Restricted Subsidiary; PROVIDED, HOWEVER, that (A) this covenant shall not prohibit the issuance of any Preferred Stock by any Restricted Subsidiary pursuant to clause (x) of the definition of Permitted Indebtedness and (B) if as of any date any Person other than the Company or a Qualified Restricted Subsidiary owns or holds any Preferred Stock of a Restricted Subsidiary or holds any Lien in respect of any such Preferred Stock, such date shall be deemed the date of an issuance of Preferred Stock by a Restricted Subsidiary that is not in compliance with this covenant.

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

    The Indenture provides that the Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction, except that the Company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if (i) immediately prior thereto, and after giving effect to such Sale and Leaseback Transaction (the Indebtedness thereunder being equivalent to the capitalized amount thereof that would appear on the balance sheet of the Company or such Restricted Subsidiary in accordance with GAAP) the Company could Incur at least $1.00 of additional secured Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described above under the heading "The Exchange Offer--Certain Covenants--Limitations on Indebtedness and Preferred Stock" and (ii) the transaction constitutes an Asset Sale effected in accordance with the requirements of the section above headed "The Exchange Offer--Certain Covenants--Limitation on Asset Sales".

    MERGER, CONSOLIDATION AND SALE OF ASSETS

    The Indenture provides as follows:

    (a) The Company shall not, in a single transaction or a series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's and the Company's Subsidiaries' properties and assets (determined on a consolidated basis for the Company and the Company's Subsidiaries taken as a whole) whether as an entirety or substantially as an entirety to any Person or adopt a Plan of Liquidation unless:

            (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition of the properties and assets of the Company and of the Company's Subsidiaries substantially as an entirety, or in the case of a Plan of Liquidation, the Person to which assets of the Company and of the Company's Subsidiaries have been transferred (x) shall be a corporation organized and validly existing under the laws of the U.S. or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Old Notes and the performance of every covenant of the Old Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

            (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Company (in the case of clause (1) of the foregoing clause (i)) or such Person (in the case of clause (2) thereof) (1) shall not have a Debt to Cash Flow Ratio greater than 90% of the Debt to Cash Flow Ratio of the Company immediately prior to such transaction and (2) shall be able to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test of subclause (I)(B)(2) of paragraph
       (b) of the covenant described above under the heading "The Exchange Offer--Certain Covenants--Limitation on Indebtedness and Preferred Stock;"

           (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction) no Default and no Event of Default shall have occurred or be continuing; and

            (iv) the Company or such Person shall have delivered to the Trustee
       (A) an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance, other disposition or Plan of Liquidation and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and (B) a certificate from the Company's independent certified public accountants stating that the Company has made the calculations required by clause (ii) above in accordance with the terms of the Indenture and the Old Notes after the consummation of such transaction.

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
    Notwithstanding clause (ii) (2) above, (A) any Restricted Subsidiary of the Company may consolidate with, or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to the Company or to a Qualified Restricted Subsidiary and (B) the Company or any of its Subsidiaries may consolidate with or merge with or into any Person that has conducted no business and incurred no Indebtedness or other liabilities if such transaction is solely for the purpose of effecting a change in the state of incorporation of the Company or such Subsidiary.

    (b) For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    (c) For all purposes of the Indenture and the Old Notes including the provisions of this covenant and the covenants respectively described in "--Limitations on Restricted Payments", "The Exchange Offer-- Certain Covenants--Limitation on Designation of Restricted and Unrestricted Subsidiaries" and "--Limitation on Liens", Subsidiaries of the Company or any surviving or transferee entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to "The Exchange Offer--Certain Covenants--Limitation on Designation of Restricted and Unrestricted Subsidiaries" and all Indebtedness, and all Liens on property or assets, of the Company and the Restricted Subsidiaries immediately prior to such transaction or series of transactions will be deemed to have been incurred upon such transaction or series of transactions.

    REPORTING REQUIREMENTS

    (a) The Indenture provides that, after such time as the Company is required to effect an Exchange Offer or otherwise register the resale of the Old Notes pursuant to the Registration Rights Agreement or the Old Notes become eligible for resale pursuant to Rule 144(k), the Company (at its own expense) shall file with the Commission and shall file with the Trustee within 15 days after it files them with the Commission copies of the quarterly and annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) to be filed pursuant to Section 13 or 15(d) of the Exchange Act (without regard to whether the Company is subject on or after such time to the requirements of such
Section 13 or 15(d) of the Exchange Act). Upon qualification of the Indenture under the TIA, the Company shall also comply with the provisions of TIA Section314(a).

    (b) The Indenture provides that the Company shall, at the Company's expense, cause an annual report for each fiscal year and a quarterly report for each fiscal quarter each containing the financial information substantially similar to that which would be required to be filed by the Company pursuant to Section 13 of the Exchange Act if it were then subject to the reporting requirements of
Section 13 of the Exchange Act to be mailed by first class mail to each beneficial holder of the Old Notes (whether or not the Company is then subject to such reporting requirements of the Exchange Act) it being understood that any discussion of financial condition and results of operation need only be a summary of such items. In addition (and without duplication) at the Company's expense, the Company shall cause an annual report if furnished by it to stockholders generally and each quarterly or other financial report if furnished by it to stockholders generally to be filed with the Trustee and mailed to the Holders at their addresses appearing in the register of Old Notes by the note registrar at the time of such mailing or furnishing to stockholders.

    (c) During the period beginning on the latest date of the original issuance of any of the Old Notes or the date any Old Note was acquired from the Company or any Affiliate of the Company after the Issue Date and ending on the date that is three years from such latest date, the Company covenants and agrees that it shall, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act or not filing the reports and other information required thereby when so subject, make available to any

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Holder or beneficial owner of Old Notes which continue to be Restricted
Securities in connection with any sale thereof and any prospective purchaser of Old Notes from such Holder or beneficial owner the information required pursuant to Rule 144A(d)(4) under the Securities Act upon the request of any Holder or beneficial owner of the Old Notes and it will take such further action as any Holder or beneficial owner to sell its Old Notes without registration under the Securities Act within the limitation of the exemption provided by Rule 144A.

EVENTS OF DEFAULT AND REMEDIES

    EVENTS OF DEFAULT

    The Indenture provides that an Event of Default shall occur upon the happening of any of the following (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

            (i) the failure to pay interest on any Old Note for a period of 30 days or more after such interest becomes due and payable; or the failure to pay additional interest under the Registration Rights Agreement pursuant to Section 4 thereof for a period of 30 days or more after such additional interest becomes due and payable; or

            (ii) the failure to pay the principal or Accreted Value on any Old Note, when such principal or Accreted Value becomes due and payable, at maturity, upon redemption, pursuant to a Net Proceeds Offer, a Change of Control Offer or otherwise; or

           (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture, which default continues for a period of 45 days after the Company receives written notice specifying the default (and requiring that such default be remedied) from the Trustee or from Holders of not less than 25% in aggregate principal amount of outstanding Old Notes; or

            (iv) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Material Subsidiary (or the payment of which is guaranteed by the Company or any Material Subsidiary), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default (a) is caused by a failure to pay at final maturity or when due principal on such Indebtedness within the grace period provided in such Indebtedness (which failure continues beyond any applicable grace period) (a "PAYMENT DEFAULT") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5,000,000 or more; or

            (v) one or more judgments in an aggregate amount in excess of $5,000,000 (which are not paid or covered by third-party insurance by financially sound insurers that have not finally disclaimed coverage) being rendered against the Company or any of its Material Subsidiaries and such judgment or judgments remain undischarged, or unstayed or unsatisfied for a period of 60 days after such judgment or judgments become final and non-appealable; or

            (vi) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time), the Company or any Material Subsidiary has become obligated to purchase or repay Indebtedness before its regular maturity or before its regularly scheduled dates of payment in an aggregate principal amount of at least $5,000,000 or one or more Persons have the right to require the Company or any Material Subsidiary to purchase or repay such Indebtedness; or

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           (vii) the Company or any Material Subsidiary (A) commences a voluntary case or proceeding under any Bankruptcy Law with respect to itself, (B) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding under any Bankruptcy Law, (C) consents to the appointment of a Custodian of it or for substantially all of its property, (D) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it,
       (E) makes a general assignment for the benefit of its creditors, or (F) takes any corporate action to authorize or effect any of the foregoing; or

          (viii) a court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Company or any Material Subsidiary in an involuntary case or proceeding under any Bankruptcy Law, which shall
       (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any Material Subsidiary, (B) appoint a custodian of the Company or any Material Subsidiary or for substantially all of its property, or (C) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

            (ix) any holder of at least $5,000,000 in aggregate principal amount of Indebtedness of the Company or any Material Subsidiary shall commence judicial proceedings to foreclose upon assets of the Company or any Material Subsidiary having an aggregate fair market value, individually or in the aggregate, of at least $5,000,000 or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure.

    The Company shall provide an Officers' Certificate to the Trustee promptly upon any officer of the Company obtaining knowledge of any Default or Event of Default (PROVIDED, HOWEVER, that pursuant to the reporting requirements of the Indenture such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

    If an Event of Default (other than an Event of Default specified in clauses
(vii) and (viii) above with respect to the Company) occurs and is continuing, then and in every such case, the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Old Notes may declare the Accreted Value (if prior to June 15, 2000) or all the unpaid principal of, premium, if any, and accrued and unpaid interest on (if on or after June 15, 2000), all the Old Notes then outstanding to be due and payable, by a notice in writing to the Company (and to the Trustee, if given by Holders) specifying the Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice") and upon such declaration the Accreted Value (if prior to June 15,
2000) or such principal amount, premium, if any, and accrued and unpaid interest (if on or after June 15, 2000) will become immediately due and payable, notwithstanding anything contained in the Indenture or the Old Notes to the contrary. If an Event of Default specified in clauses (vii) or (viii) above with respect to the Company occurs, all unpaid principal of, and premium, if any, and accrued and unpaid interest on, the Old Notes then outstanding will IPSO FACTO become due and payable without any declaration or other act on the part of the Trustee or any Holder.

    After a declaration of acceleration, but before a judgment or decree of money due in respect to the Old Notes has been obtained, the Holders of not less than a majority in aggregate principal amount of the Old Notes then outstanding by written notice to the Trustee may rescind an acceleration and its consequences if all existing Events of Default (other than the nonpayment of principal of and premium, if any, and interest on the Old Notes which has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

    Subject to certain provisions of the Indenture, prior to the declaration of an acceleration of the Old Notes the Holders of not less than a majority in principal amount of the Old Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a Default in the payment of

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the principal of or interest on any Old Notes or a Default in respect of any term or provision of the Old Notes or the Indenture that cannot be modified or amended without the consent of all Holders.

    The Holders of the Old Notes may not enforce the Indenture or the Old Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Old Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Old Notes or that resulted from the failure of the Company to comply with the provisions of "Description of Old Notes--Redemption or Repurchase at the Option of the Holders--Change of Control" or "The Exchange Offer--Certain Covenants--Merger, Consolidation and Sale of Assets" above) if it determines that withholding notice is in their interest.

    Under the Indenture, the Company is required to provide an Officers' Certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

DEFEASANCE

    The Indenture provides that the Indenture will cease to be of further effect as to all outstanding Old Notes (except as to (i) rights of registration of transfer, substitution and exchange of, (ii) rights of Holders to receive payments of principal of, premium, if any, and interest on the Old Notes and any other rights of the Holders with respect to such amounts, (iii) the rights, obligations and immunities of the Trustee under the Indenture and (iv) certain other specified provisions in the Indenture (the foregoing exceptions (i) through (iv) are collectively referred to as the "RESERVED RIGHTS")) if: (1) the Company irrevocably deposits, or causes to be deposited, with the Trustee, in trust for the benefit of the Holders pursuant to an irrevocable trust and security agreement in form and substance reasonably satisfactory to the Trustee
(A) U.S. Legal Tender, (B) U.S. Government Obligations or (C) a combination thereof, in an amount sufficient after payment of all Federal, state and local taxes or other charges or assessments in respect thereof payable by the Trustee, which through the payment of interest and principal provides, not later than one day before the due date of payment in respect of the Old Notes, U.S. Legal Tender in an amount which, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof (in form and substance reasonably satisfactory to the Trustee) delivered to the Trustee, is sufficient to pay the principal of, premium, if any, and interest on the Old Notes then outstanding on the dates on which any such payments are due and payable in accordance with the terms of the Indenture and of the Old Notes; PROVIDED, HOWEVER, that (I) the trustee of the irrevocable trust shall have been irrevocably instructed to pay such money or the proceeds of such U.S. Government Obligations to the Trustee; (II) the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of said principal and interest with respect to the Old Notes; and (III) such money or the proceeds of such U.S. Government Obligations shall have been on deposit with the Trustee for a period of at least 90 days; (2) no Default or Event of Default shall have occurred or be continuing on the date of such deposit and such deposit will not result in a Default or Event of Default under the Indenture or a breach or violation of, or constitute a default under, any other instrument to which the Company or any Subsidiary of the Company is a party or by which it or its property is bound;
(3) the Company shall have delivered to the Trustee an Opinion of Counsel from its independent counsel reasonably satisfactory to the Trustee or a tax ruling from the Internal Revenue Service to the

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effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax in the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (4) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, such money or the proceeds of such U.S. Government Obligations will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (5) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each in form and substance reasonably satisfactory to the Trustee, each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with. In addition, the Company may terminate all of its obligations under the Indenture (except as to certain of the Reserved Rights) when (a) all outstanding Old Notes theretofore authenticated have been delivered to the Trustee for cancellation and the Company has paid or caused to be paid all sums payable under the Indenture by the Company or (b) the Company has called for redemption pursuant to the Indenture all of the Old Notes under arrangements satisfactory to the Trustee, the amounts described in clause (1) above have been deposited as described therein, the conditions in clauses (I) and (II) of the provision to such clause (1) have been satisfied and the certificate and opinion described in clause (5) above have been delivered.

MODIFICATION OF THE INDENTURE

    The Indenture provides that the Company, when authorized by a Board Resolution, and the Trustee, together, may amend or supplement the Indenture or the Old Notes without notice to or consent of any Holder: (i) to cure any ambiguity, defect or inconsistency; PROVIDED, HOWEVER, that such amendment or supplement does not adversely affect the rights of any Holder; (ii) to effect the assumption by a successor Person of all obligations of the Company under the Old Notes, the Indenture and the Registration Rights Agreement in connection with any transaction complying with "The Exchange Offer--Certain Covenants--Merger, Consolidation and Sale of Assets" above; (iii) to provide for uncertificated Old Notes in addition to or in place of certificated Old Notes;
(iv) to comply with any requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the Indenture under the TIA;
(v) to make any change that would provide any additional benefit or rights to the Holders; (vi) to provide for issuance of the Exchange Old Notes (which will have terms substantially identical in all material respects to the Old Notes except that the transfer restrictions contained in the Old Notes will be modified or eliminated, as appropriate), and which will be treated together with any outstanding Old Notes, as a single issue of securities; or (vii) to make any other change that does not adversely affect the rights of any Holder under the Indenture; PROVIDED, HOWEVER, that the Company has delivered to the Trustee an Opinion of Counsel stating that such amendment or supplement complies with the provisions of the Indenture.

    In addition, subject to certain exceptions, the Company, when authorized by a Board Resolution, and the Trustee, together, with the written consent of the Holder or Holders or not less than a majority in the aggregate principal amount of the then outstanding Old Notes, may amend or supplement the Indenture or the Old Notes, without notice to any other Holders. Subject to certain exceptions, the Holder or Holders of not less than a majority in aggregate principal amount of the outstanding Old Notes may waive compliance by the Company with any provision of the Indenture or the Old Notes without notice to any other Holder. However, no amendment, supplement or waiver, shall, without the prior written consent of each Holder of each Old Note affected thereby: (i) reduce the amount of Old Notes whose Holders must consent to an amendment, supplement or waiver;
(ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Old Note; (iii) reduce the principal amount or Accreted Value (or rate of accretion) of, or change or have the effect of changing the fixed maturity of any Old Note, or change the date on which any Old Note may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Old Note payable in a currency other than that stated in the Old Note; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Old Note on or

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after the due date thereof or to bring suit to enforce such payment or permitting holders of not less than a majority in aggregate principal amount of the Old Notes to waive Defaults or Events of Default, other than ones with respect to the payment of principal of or interest on the Old Notes, or relating to certain amendments of the Indenture; or (vi) amend, modify or change the obligation of the Company to make or consummate any Change of Control Offer in the event of a Change of Control or to make or consummate any Net Proceeds Offer in respect of any Asset Sale that has been consummated, or modify any of the provisions or definitions with respect thereto, or waive a default in the performance of any obligation in respect of any such Change of Control Offer or Net Proceeds Offer or consent to a departure from any of the terms of such Change of Control Offer or Net Proceeds Offer.

    It shall not be necessary for the consent of the Holders under the Indenture to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement or waiver under the Indenture becomes effective, the Company shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture. Notwithstanding the foregoing, no amendment of the Indenture shall adversely affect the rights of any holder of Senior Debt under the subordination provisions of the Indenture without the consent of such holder. Every amendment, waiver or supplement of the Indenture or the Old Notes shall comply with the TIA as then in effect.

GOVERNING LAW

    The Indenture provides that it and the Old Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

    The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

    The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions with the Company or its Subsidiaries; PROVIDED, HOWEVER, that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

    "ACCRETED VALUE" means with respect to any Old Note, as of any date of the determination prior to December 15, 2000, the sum of (a) $532.726 and (b) the portion of the excess of the principal amount of each Old Note over the amount which shall have been accreted thereto through such date, such amount to be so accreted on a daily basis at the rate of 13% per annum, compounded semi-annually on each June 15 and December 15 from the Issue Date through the date of determination.

    "ACQUIRED INDEBTEDNESS" of any Person means Indebtedness of another Person and any of such other Person's Subsidiaries existing at the time such other Person becomes a Subsidiary of such Person or at the time it merges or consolidates with such Person or any of such Person's Subsidiaries or is assumed by such Person or any Subsidiary of such Person in connection with the acquisition of assets from such other Person and in each case not Incurred by such Person or any Subsidiary of such Person or such other Person

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
in connection with, or in anticipation or contemplation of, such other Person becoming a Subsidiary of such Person or such acquisition, merger or consolidation.

    "AFFILIATE" means, when used with reference to any Person, (i) any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the referent Person or such other Person, as the case may be, or (ii) any directors, officer or partner of such Person or any Person specified in clause (i) above. For the purposes of this definition, the term "control" when used with respect to any specified Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities by contract or otherwise; and the terms "affiliated," "controlling," and "controlled" have meanings correlative of the foregoing. Neither the Initial Purchaser or any of its Affiliates shall be deemed to be an Affiliate of the Company or of any of its Subsidiaries or Affiliates. No Wholly Owned Restricted Subsidiary of the Company shall be deemed to be an Affiliate of the Company or of any of its Wholly Owned Restricted Subsidiaries.

    "ASSET ACQUISITION" means (a) an Investment by the Company or any Subsidiary of the Company in any other Person pursuant to which such Person shall become a Subsidiary of the Company or shall be merged with or into the Company or any Subsidiary of the Company, or (b) the acquisition by the Company or any Subsidiary of the Company of assets of any Person comprising a division or line of business of such Person or all or substantially all of the assets of such Person.

    "ASSET SALE" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other disposition for value (for purposes of this definition, each a "DISPOSITION") by the Company or by any of its Restricted Subsidiaries (including, without limitation, pursuant to any Sale and Leaseback Transaction or any merger or consolidation of any Restricted Subsidiary of the Company with or into another Person (other than the Company or any Qualified Restricted Subsidiary) whereby such Restricted Subsidiary shall cease to be a Restricted Subsidiary of the Company) to any Person of (i) any property or assets of the Company or of any Restricted Subsidiary of the Company to the extent that any such disposition is not in the ordinary course of business of the Company or such Restricted Subsidiary or (ii) any Capital Stock of any Restricted Subsidiary of the Company, other than (1) any issuance and sale of Preferred Stock of a Restricted Subsidiary pursuant to clause (xi) of the definition of Permitted Indebtedness, (2) any disposition to the Company, (3) any disposition to any Qualified Restricted Subsidiary, (4) any disposition made in accordance with the Limitation on Restricted Payments, (5) any Lien to the extent that such Lien is granted in compliance with the Limitation on Liens, (6) any transaction or series of related transactions consummated in accordance with the section on Merger, Consolidation and Sale of Assets (except as otherwise provided in the last paragraph of subsection (a) of the Limitation on Asset Sales), (7) any transaction or series of related transactions for fair market value resulting in net cash proceeds to the Company or such Restricted Subsidiary of less than $10,000,000 in any fiscal year of the Company, (8) the sale or discount, in each case without recourse (direct or indirect), of accounts receivable arising in the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be, but only in connection with the compromise or collection thereof, (9) disposals or replacements of obsolete or worn out equipment in the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be, (10) the factoring of accounts receivable arising in the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be, pursuant to customary business terms,
(11) the licensing in the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be, of the use of the Company's or any of such Restricted Subsidiaries' intellectual property or FCC Licenses, (12) any transfer of equipment in the ordinary course of business from the Company or any Restricted Subsidiary to any other Subsidiary of the Company or (13) the disposition of contracts in respect of Qualified Projects entered into by the Company (not previously entered into by any Restricted Subsidiary).

    "CAPITAL STOCK" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and (ii) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

    "CAPITALIZED LEASE OBLIGATION" means, as to any Person the discounted rental stream payable by such Person that is required to be classified and accounted for as a capital lease obligation under GAAP and, for purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date, determined in accordance with GAAP. The final maturity of any such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without penalty.

    "CASH EQUIVALENTS" mean (i) marketable direct obligations issued by, or unconditionally guaranteed by, the U.S. Government or issued by any agency thereof and backed by the full faith and credit of the U.S., in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the U.S. of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's; (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit, Eurodollar deposits, or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the U.S. of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $500,000,000; (v) repurchase agreements and reverse repurchase agreements maturing within one year from the date entered into with any bank meeting the qualifications specified in clause
(iv) above; and (vi) investments in mutual funds and money market accounts investing at least 90% of the funds in Investments of the types described in the foregoing clauses (i) through (v).

    "CHANGE OF CONTROL" means the occurrence of one or more of the following events (whether or not approved by the Board of Directors of the Company):

        (i) the Company consolidates with or merges with or into another Person or the Company or any of its Subsidiaries, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of the Company and its Subsidiaries (determined on a consolidated basis) to any Person or group of related Persons for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable (a "GROUP OF PERSONS"), or any Person consolidates with, or merges with or into, the Company (whether or not in compliance with the terms of the Indenture), in any such event pursuant to a transaction in which immediately after the consummation thereof the Persons owning Voting Stock of the Company having greater than 50% of the total voting power of the outstanding Voting Stock of the Company immediately prior to the consummation of such transaction shall cease to own, directly or indirectly, the Voting Stock of the surviving or transferee entity or of the Company having greater than 50% of the total voting power of the outstanding Voting Stock of such Person; or

        (ii) the approval by the holders of Capital Stock of the Company of any Plan of Liquidation (whether or not otherwise in compliance with the provisions of the Indenture); or

       (iii) any Person or Group of Persons either (1) is or becomes, by purchase, tender offer, exchange offer, open market purchases, privately negotiated purchases or otherwise, the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire at the time of determination, whether such right is exercisable immediately or after the passage at the time of determination of ninety (90) days or less), directly or indirectly, of Voting Stock of the Company having greater than 50% of the total voting power of the outstanding Voting Stock of the Company (for the purpose of this clause (iii), such Person or Group of Persons will be deemed to "beneficially own" (determined as aforesaid) any Voting Stock of a corporation (the "SPECIFIED CORPORATION") held by any other corporation (the "PARENT CORPORATION") if such Person or Group of Persons "beneficially owns," directly or indirectly, Voting Stock of such parent corporation having a

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    majority of the voting power of the outstanding Voting Stock of such parent corporation) or (2) otherwise has the ability to elect, directly or indirectly, a majority of the members of the Board of Directors of the Company; PROVIDED, HOWEVER, that for purposes of this clause (iii), a Person shall not be deemed the beneficial owner of any securities in respect of which beneficial ownership by such Person arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation that is made pursuant to, and in accordance with applicable law for a shareholder meeting, or, if the Company is at the time required to file reports under Section 13 or 15 of the Exchange Act, and is not then reportable on Schedule 13D (or any successor schedule, form or report) under the Exchange Act; or

        (iv) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

    For purposes of the foregoing definition of Change of Control, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    "CONSOLIDATED EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income of such Person for such period, PLUS, (ii) to the extent that any of the following shall have been taken into account in determining such Consolidated Net Income, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions of assets outside the ordinary course of business), (B) Consolidated Interest Expense for such Person for such period, (C) amortization expense (including the amortization of deferred financing charges) and depreciation expense for such Person and its Restricted Subsidiaries for such period, and (D) other non-cash items (other than non-cash interest) reducing Consolidated Net Income for such Person and its Restricted Subsidiaries for such period, other than any non-cash item for such period that requires the accrual of or a reserve for cash charges for any future period and other than any non-cash charge for such period constituting an extraordinary item of loss, LESS
(iii) (A) all non-cash items increasing Consolidated Net Income for such Person and its Restricted Subsidiaries for such period and (B) all cash payments during such period relating to non-cash items that were added back in determining Consolidated EBITDA in any prior period.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person for any period, the sum of, without duplication, (i) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP.

    "CONSOLIDATED NET INCOME" of any Person means, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; PROVIDED, HOWEVER, that there shall be excluded therefrom (a) net after-tax gains and losses from all sales or other dispositions of assets outside the ordinary course of business, (b) net after-tax extraordinary or nonrecurring gains or losses, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of such Person or is merged or consolidated with such Person or any Restricted Subsidiary, (d) the cumulative effect of a change in accounting principles, (e) any net income of any other Person if such other Person is not a Restricted Subsidiary and is accounted for by the equity method of accounting, except that such Person's equity in the net income of any such other Person for such period shall be included in such

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Consolidated Net Income up to the aggregate amount of cash actually distributed by such other Person during such period to such Person or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitation that such amount so paid to Restricted Subsidiary shall be excluded to the extent that such amount could not at that time be paid to the Company or Qualified Restricted Subsidiary due to the restrictions set forth in clause (f) below (regardless of any waiver of such conditions)), (f) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, by contract, operation of law, pursuant to its charter or otherwise on the payment of dividends or the making of distributions by such Restricted Subsidiary to such Person, except that (A) such Person's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been paid or distributed during such period to such Person or a Qualified Restricted Subsidiary as a dividend or other distribution (provided that such ability is not due to a waiver of such restriction) and (B) such Person's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income, (g) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date, (h) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (i) in the case of a successor to such Person by consolidation or merger or as a transferee of such Person's assets, any net income or loss of the successor corporation prior to such consolidation, merger or transfer of assets.

    "CONSOLIDATED TOTAL INDEBTEDNESS" shall mean, with respect to any Person, on any date, without duplication, the aggregate outstanding principal amount of Indebtedness of such Person and its Restricted Subsidiaries.

    "DEBT TO CASH FLOW RATIO" means, as to any Person, the ratio of (i) the Consolidated Total Indebtedness of such Person as of the date of calculation (the "DETERMINATION DATE") to (ii) the product of (A) the Consolidated EBITDA of such Person for the full fiscal quarter for which financial information is available ending not more than 135 days prior to the transaction or event giving rise to the need to calculate the Debt to Cash Flow Ratio (such fiscal quarter, the "MEASUREMENT PERIOD") and (B) four.

    For purposes of this definition, the Consolidated Total Indebtedness of the Person as of the Determination Date shall be adjusted as if the Indebtedness giving rise to the need to perform such calculation had been Incurred and the proceeds therefrom had been applied on the Determination Date. For purposes of calculating Consolidated EBITDA of the Company for the Measurement Period immediately prior to the relevant Determination Date, (I) any Person that is a Restricted Subsidiary on such Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such ratio) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period, (II) any Person that is not a Restricted

Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such ratio) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period, and (III) if the Company or any Restricted Subsidiary shall have in any manner (x) acquired (including through an Asset Acquisition or the commencement of activities constituting such operating business) or (y) disposed of (including by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business) of any operating business during the Measurement Period or after the end of such Measurement Period and on or prior to the Determination Date, such calculation will be made on a PRO FORMA basis in accordance with GAAP as if, in the case of an Asset Acquisition or the commencement of activities constituting such operating business, all such transactions had been consummated on the first day of such Measurement Period and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period; PROVIDED, HOWEVER, that such PRO FORMA adjustment shall not give effect to the

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Consolidated EBITDA of any acquired Person to the extent that such Person's net income would be excluded pursuant to clause (f) of the definition of Consolidated Net Income.

    "DEFAULT" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

    "DISQUALIFIED CAPITAL STOCK" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, is required to be redeemed or is redeemable (at the option of the holder thereof) at any time prior to the earlier of the repayment of all Old Notes or the stated maturity of the Old Notes or is exchangeable for Indebtedness at any time prior to the earlier of the repayment of all Old Notes or the stated maturity of the Old Notes.

    "EVENT OF DEFAULT" has the meaning provided in the Events of Default and Remedies section.

    "FCC LICENSE" means an authorization that has been duly granted by the Federal Communications Commission, approving the control and use of specified frequencies by the licensed Person.

    "FAIR MARKET VALUE" or "FAIR VALUE" means, with respect to any asset or property, the price which could be negotiated in an arms-length, free market transaction, for cash, between an informed and willing seller and an informed and willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution (certified by the Secretary or Assistant Secretary of the Company) delivered to the Trustee; provided, however, that if
(A) the aggregate non-cash consideration to be received by the Company or any of its Subsidiaries from any Asset Sale shall reasonably be expected to exceed $5,000,000 or (B) the net worth of any Restricted Subsidiary to be designated as an Unrestricted Subsidiary shall reasonably be expected to exceed $10,000,000, in each case, upon completion of the transaction occasioning such calculation, then fair market value shall be determined by an Independent Financial Advisor.

    "FIRST SUPPLEMENTAL INDENTURE" means the First Supplemental Indenture to the Indenture dated as of November 21, 1995.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the U.S., which are in effect as of the Issue Date.

    "GUARANTEE" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED, HOWEVER, that the term "GUARANTEE" shall not include (a) endorsements for collection or deposit in the ordinary course of business, or (b) commitments to make Permitted Investments in Restricted Subsidiaries. The term "GUARANTEE" used as a verb has a corresponding meaning.

    "HOLDER" or "NOTEHOLDER" means the Person in whose name an Old Note is registered on the Registrar's books.

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
    "INCUR" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "INCURRENCE," "INCURRED," "INCURRABLE" and "INCURRING" shall have meanings correlative to the foregoing).

    "INDEBTEDNESS" means with respect to any Person, without duplication, whether contingent or otherwise, (i) any obligation for money borrowed, (ii) any obligation evidenced by bonds, debentures, Old Notes, or other similar instruments, (iii) reimbursement obligations in respect of letters of credit or other similar instruments, (iv) any obligation to pay the deferred purchase price of property or services including Capitalized Lease Obligations, (v) the maximum fixed redemption or repurchase price of Disqualified Capital Stock, (vi) indebtedness of others of the types described in clauses (i) through (v) above, secured by a lien on the assets of such Person or its Restricted Subsidiaries, valued, in such cases where the recourse thereof is limited to such assets, at the lesser of the principal amount of such Indebtedness or the fair market value of the subject assets, (vii) indebtedness of others of the types described in clauses (i) through (v) above, guaranteed by such Person or its Restricted Subsidiaries and (viii) all obligations of such Person under Interest Swap Obligations; PROVIDED, HOWEVER, that the amount of any Indebtedness at any date shall be the outstanding balance of all unconditional obligations and the maximum liability supported by any contingent obligations at such date. Notwithstanding the foregoing, "INDEBTEDNESS" shall not be construed to include trade payables, credit on open account, accrued liabilities or daylight overdrafts. For purposes hereof, the "MAXIMUM FIXED REDEMPTION OR REPURCHASE PRICE" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock. The amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

    "INDENTURE" means the Indenture, as amended or supplemented by the First Supplemental Indenture and the Second Supplemental Indenture and as further amended or supplemented from time to time in accordance with the terms thereof.

    "INDEPENDENT FINANCIAL ADVISOR" means an accounting, appraisal, investment banking or consulting firm of nationally recognized standing that is, in the reasonable and good faith judgment of the Board of Directors of the Company, qualified to perform the task for which such firm has been engaged and disinterested and independent with respect to the Company and its Affiliates.

    "INITIAL PURCHASER" means Smith Barney Inc.

    "INSTITUTIONAL ACCREDITED INVESTOR" means an institution that is an "accredited investor" as that term is defined in Rule 501(a) (1), (2), (3) or
(7) under the Securities Act.

    "INTEREST PAYMENT DATE" means the stated maturity of an installment of interest on the Old Notes.

    "INTEREST SWAP OBLIGATIONS" means the obligations of any Person under any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge or arrangement.

    "INTERNAL REVENUE CODE" means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter.

    "INVESTMENT" by any Person means any direct or indirect (i) loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property or assets (valued at the fair market

                                      101
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value thereof as of the date of transfer) to other Persons or payments for property or services for the account or use of other Persons, or otherwise);
(ii) purchase or acquisition of Capital Stock, bonds, Old Notes, debentures or other securities or evidences of Indebtedness issued by any other Person (whether by merger, consolidation, amalgamation or otherwise and whether or not purchased directly from the issuer of such securities or evidences of Indebtedness); (iii) guarantee or assumption of any Indebtedness or any other obligation of any other Person (except for an assumption of Indebtedness for which the assuming Person receives consideration at the time of such assumption in the form of property or assets with a fair market value at least equal to the principal amount of the Indebtedness assumed); (iv) the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or other beneficial ownership of any Person; and (v) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP. Notwithstanding the foregoing, the purchase or acquisition of any securities of any other Person solely with Qualified Capital Stock shall not be deemed to be an Investment. Investments shall exclude extensions of trade credit and advances to customers and suppliers to the extent made in the ordinary course of business on ordinary business terms. The amount of any non-cash Investment shall be the fair market value of such Investment, as determined conclusively in good faith by management of the Company unless the fair market value of such Investment exceeds $5,000,000, in which case the fair market value shall be determined conclusively in good faith by the Board of Directors of the Company at the time such Investment is made. The amount of any Investment shall not be adjusted for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.

    "ISSUE DATE" means June 15, 1995.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or other similar encumbrance (including without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any option or other agreement to sell, and any filing of or agreement to give, any security interest).

    "MATERIAL SUBSIDIARY" means, at any date of determination, any Subsidiary of the Company which together with its Subsidiaries and each Defaulting Subsidiary (as defined below) either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 25% of the Company's total assets on a consolidated basis as of such date, in each case determined in accordance with GAAP, or (B) had EBITDA for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 25% of the Company's Consolidated EBITDA (such calculation of Consolidated EBITDA of the Company for the purposes of this definition to be calculated without giving effect to clause (f) of the definition of Consolidated Net Income) for such period. "DEFAULTING SUBSIDIARY" means any Subsidiary of the Company with respect to which an event described under clause (iv), (v), (vii), (viii) or (ix) of Events of Default and Remedies Section has occurred and is continuing, determined as if the references to the words "Material Subsidiary" in each such clause were a reference to the words "Subsidiary of the Company" therein.

    "MATURITY DATE" means June 15, 2005.

    "NET CASH PROCEEDS" means with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries from such Asset Sale, net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, brokerage, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness (other than any intercompany Indebtedness) that is required by the terms thereof to be repaid or pledged as cash collateral, or the holders of which otherwise have a contractual claim which is legally superior to any claim of the Holders (including a restriction on transfer) to the proceeds of the subject assets, in connection with such Asset Sale, and

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(d) appropriate amounts to be provided by the Company or any Restricted
Subsidiary of the Company, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary of the Company, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

    "NET EQUITY PROCEEDS" means (a) in the case of any sale by the Company of Qualified Capital Stock of the Company, the aggregate net proceeds received by the Company, after payment of expenses, commissions and the like (including, without limitation, brokerage, legal, accounting and investment banking fees and commissions) incurred in connection therewith, and (b) in the case of any exchange, exercise, conversion or surrender of any outstanding Indebtedness of the Company or any Restricted Subsidiary of the Company for or into shares of Qualified Capital Stock of the Company, the amount of such Indebtedness (or, if such Indebtedness was issued at an amount less than the stated principal amount thereof, the accrued amount thereof as determined in accordance with GAAP) as reflected in the consolidated financial statements of the Company prepared in accordance with GAAP as of the most recent date next preceding the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder of such Indebtedness to the Company or to a Qualified Restricted Subsidiary of the Company upon such exchange, exercise, conversion or surrender and less any and all payments made to the holders of such Indebtedness, and all other expenses incurred by the Company in connection therewith), in the case of each of (a) and (b) above to the extent consummated after the Issue Date; PROVIDED, HOWEVER, that Net Equity Proceeds shall not include or be deemed to include (A) the exchange, exercise, conversion or surrender of any Indebtedness outstanding or Incurred on the Issue Date that is subordinated (whether pursuant to its terms or by operation of law) to the Old Notes, (B) any Net Equity Proceeds from a Public Equity Offering to the extent utilized to redeem the Old Notes and (C) the issuance of equity of the Company (including, without limitation, any warrants to acquire equity) as a unit with any Old Notes.

    "NET PROCEEDS OFFER" has the meaning provided in the provisions of the section headed "Limitation of Asset Sales" above.

    "NET PROCEEDS OFFER AMOUNT" has the meaning provided in the provisions of the section headed "Limitations on Asset Sales", above.

    "NET PROCEEDS OFFER PAYMENT DATE" has the meaning provided in the provisions of the section headed "Limitations on Asset Sales", above.

    "NET PROCEEDS OFFER TRIGGER DATE" has the meaning provided in the provisions of the section headed "Limitations on Asset Sales", above.

    "OLD NOTES" mean the Initial Old Notes and the Exchange Old Notes treated as a single class of securities, as amended or supplemented from time to time in accordance with the terms hereof, that are issued pursuant to the Indenture.

    "OBLIGATIONS" mean all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "OFFERING MEMORANDUM" means the Confidential Private Placement Offering Memorandum dated June 14, 1995 of the Company relating to the offering of the Old Notes, as amended and supplemented from time to time.

    "OFFICERS' CERTIFICATE" means, with respect to any person, a certificate signed by two Officer or by an Officer and either an Assistant Treasurer or an Assistant Secretary of such Person and otherwise complying

                                      103
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with the requirements of Sections 10.04 and 10.05 of the Indenture, as they relate to the making of an Officers' Certificate.

    "OPINION OF COUNSEL" means a written opinion from legal counsel who is reasonably acceptable to the Trustee complying with the requirements of Sections
10.04 and 10.05 of the Indenture, as they relate to the giving of an Opinion of Counsel.

    "PERMITTED INDEBTEDNESS" means, without duplication, each of the following:

        (i) Indebtedness Incurred by the Company under the Initial Old Notes and the Exchange Old Notes and any Refinancing Indebtedness Incurred to Refinance such Indebtedness;

        (ii) Indebtedness Incurred by the Company under revolving credit and letter of credit facilities and any Refinancing Indebtedness Incurred to Refinance such Indebtedness to the extent that the aggregate principal amount at any time outstanding of such Indebtedness and any such Refinancing Indebtedness does not exceed $25,000,000;

       (iii) Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date and reflected in the financial statements set forth in the Offering Memorandum as in effect on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon and any Refinancing Indebtedness Incurred to Refinance such Indebtedness;

        (iv) Indebtedness of the Company or of any Restricted Subsidiary of the Company under Interest Swap Obligations; PROVIDED, HOWEVER, that such Interest Swap Obligations are entered into to protect the Company or such Subsidiary from fluctuations in interest rates on Indebtedness Incurred in accordance with the Indenture (as determined in good faith by a senior financial officer of the Company), to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

        (v) additional Indebtedness Incurred by the Company or by any of the Restricted Subsidiaries and any Refinancing Indebtedness Incurred to Refinance such Indebtedness to the extent that the aggregate principal amount at any time outstanding of such Indebtedness and any such Refinancing Indebtedness does not exceed the greater of (x) $25,000,000 and (y) the product of (I) Consolidated EBITDA of the Company for the most recently ended fiscal quarter for which financial statements are available ending not more than 135 days prior to the date of determination and (II) four;

        (vi) Indebtedness of a direct or indirect Restricted Subsidiary to the Company for so long as such Indebtedness is held by the Company or a direct or indirect Qualified Restricted Subsidiary in each case subject to no Lien held by any Person other than the Company or a Qualified Restricted Subsidiary of the Company; PROVIDED, HOWEVER, that if as of any date any Person other than the Company or a direct or indirect Qualified Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (vi) by the issuer of such Indebtedness;

       (vii) Indebtedness of the Company or of a direct or indirect Restricted Subsidiary to any direct or indirect Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or by a direct or indirect Qualified Restricted Subsidiary in each case subject to no Lien held by any Person other than the Company or a Qualified Restricted Subsidiary; PROVIDED, HOWEVER, that (a) any Indebtedness of the Company to any direct or indirect Subsidiary of the Company is unsecured and evidenced by an intercompany promissory note that, other than in the case of a foreign Restricted Subsidiary, is subordinated, to the Company's obligations under the Indenture and the Old Notes, and (b) if as of any date any Person other than the Company or a direct or indirect Qualified Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such

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    Indebtedness, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (vii) by the issuer of such Indebtedness;

      (viii) (A) Indebtedness of any corporation that becomes a Restricted Subsidiary after the Issue Date which Indebtedness existed at the time such corporation becomes a Restricted Subsidiary; PROVIDED, HOWEVER, that (a) such Indebtedness was not Incurred as a result of or in connection with or anticipation of such corporation becoming a Restricted Subsidiary, (b) immediately before and immediately after giving effect to such corporation becoming a Restricted Subsidiary, the Company could Incur at least $1.00 of additional Indebtedness in accordance with the Debt to Cash Flow Ratio test described above in the section headed "Limitation on Indebtedness and Preferred Stock" and (c) such Indebtedness is without recourse to the Company or to any of its Subsidiaries or to any of their respective properties or assets other than the Person becoming a Restricted Subsidiary or its properties and assets and (B) any Refinancing Indebtedness Incurred to Refinance such Indebtedness;

        (ix) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; PROVIDED, HOWEVER, that such Indebtedness is extinguished within three Business Days of its Incurrence;

        (x) (A) Indebtedness Incurred or Preferred Stock issued by any Restricted Subsidiary, the proceeds of which will be used to finance Qualified Projects; PROVIDED, HOWEVER, that no such Indebtedness may, except as permitted by clause (xi) of this definition and by the provisions described under the heading "The Exchange Offer--Certain Covenants--Limitation on Consolidation, Merger, etc. of Restricted Subsidiaries," be Incurred directly or indirectly by any other Restricted Subsidiary in respect of such Indebtedness pursuant to a guarantee, pledge of assets, assumption or otherwise or as a result of or pursuant to the merger or consolidation of any other Restricted Subsidiary with or into the Restricted Subsidiary Incurring the Indebtedness pursuant to this clause (x) and (B) any Refinancing Indebtedness Incurred to Refinance such Indebtedness;

        (xi) Indebtedness Incurred by any one or more Restricted Subsidiaries pursuant to a guarantee or assumption in respect of any Indebtedness (including Refinancing Indebtedness Incurred pursuant to subclause (B) thereof) of any other Restricted Subsidiary Incurred by such other Restricted Subsidiary pursuant to clause (x) of this definition; PROVIDED, HOWEVER, that no such Indebtedness of such other Restricted Subsidiary may be guaranteed or otherwise assumed pursuant to this clause (xi) unless either (1) at the time of such guarantee or assumption the Debt to Cash Flow Ratio of the Company is less than or equal to 6.0 to 1.0 or (2) at the time of such guarantee or assumption (after giving effect thereto) the total contribution to the Consolidated EBITDA of the Company (such Consolidated EBITDA to be calculated for purposes of this clause (xi) without giving effect to clause (f) of the definition of Consolidated Net Income) for the most recently ended fiscal quarter for which financial information is available ended not more than 135 days prior to the date of determination of the Restricted Subsidiaries which have Incurred Indebtedness or issued Preferred Stock pursuant to clause (x) of this definition (which such Indebtedness or Preferred Stock is outstanding at the time of determination) and of the Restricted Subsidiaries which have guaranteed or otherwise assumed such outstanding Indebtedness pursuant to this clause (xi) (which such guarantee or assumption is in effect) is not in excess of 25% of such Consolidated EBITDA; and

        (xii) Indebtedness in respect of Cash Equivalents pursuant to clause (v) of the definition thereof.

    "PERMITTED INVESTMENTS" mean, without duplication, each of the following:

        (a) Investments in cash (including deposit accounts with major commercial banks) and Cash Equivalents;

        (b) Investments by the Company or by any Restricted Subsidiary in any Person that is or will become immediately after such Investment a direct or indirect Wholly Owned Restricted Subsidiary;

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    PROVIDED, HOWEVER, that (A) for purposes of calculating at any date the aggregate amount of Investments made since the Issue Date under the Section of the Indenture described under the heading "The Exchange Offer--Limitation on Restricted Payments", such Investment shall be a Permitted Investment only so long as any such Subsidiary in which the Investment has been made meets the conditions set forth in this clause (b), (B) no such Investment may be made in any Restricted Subsidiary by the Company pursuant to a guarantee or other assumption of such Restricted Subsidiary's Indebtedness,
    (C) no such Investment may be made in any Restricted Subsidiary by another Restricted Subsidiary pursuant to a guarantee or other assumption of such Restricted Subsidiary's Indebtedness unless permitted by clause (xi) of the definition of Permitted Indebtedness and (D) no Investment of properties, assets or contracts (other than capital contributions consisting of cash, hardware and equipment) may be made in any Wholly Owned Restricted Subsidiary that is not (or will not be as a result of, in contemplation of or in connection with the transaction in question) a Qualified Restricted Subsidiary unless at the time of such Investment either (x) the Debt to Cash Flow Ratio of the Company is less than or equal to 6.0 to 1.0 or (y) the total contribution to the Consolidated EBITDA of the Company (such Consolidated EBITDA to be calculated for purposes of this subclause (D) of this clause (b) without giving effect to clause (f) of the definition of Consolidated Net Income) for the most recently ended fiscal quarter for which financial information is available, ended not more than 135 days prior to the date of determination, of the Restricted Subsidiaries which are not Qualified Restricted Subsidiaries is not in excess of 25% of such Consolidated EBITDA;

        (c) any Investments in the Company by any Subsidiary of the Company; PROVIDED, HOWEVER, that any Indebtedness evidencing such Investment is subordinated, pursuant to a written agreement, to the Company's obligations in respect of the Old Notes and the Indenture;

        (d) Investments consisting of non-cash consideration made or held by the Company or by its Subsidiaries as a result of an Asset Sale made in compliance with the Section of the Indenture described above under the heading "The Exchange Offer--Limitation on Asset Sales";

        (e) Investments existing on the Issue Date;

        (f) loans and advances to employees and officers of the Company and the Restricted Subsidiaries made in the ordinary course of business in an aggregate amount outstanding at any time not to exceed $1,000,000 for all Investments pursuant to this clause (f);

        (g) accounts receivable created or acquired in the ordinary course of business of the Company or any Restricted Subsidiary and on ordinary business terms;

        (h) Investments arising from transactions by the Company or any Restricted Subsidiary with trade creditors or customers in the ordinary course of business (including any such Investment received pursuant to any plan of reorganization or similar arrangement pursuant to the bankruptcy or insolvency of such trade creditors or customers or otherwise in settlement of a claim);

        (i) additional Investments in an aggregate amount outstanding at any time not to exceed $10,000,000 for all Investments pursuant to this clause
    (i);

        (j) Investments in joint ventures, partnerships, or other business ventures in an aggregate amount outstanding at any time not to exceed $15,000,000 for all Investments pursuant to this clause (j);

        (k) loans in the ordinary course of business to employees of the Company to purchase Capital Stock of the Company pursuant to the terms of employee stock benefit plans;

        (l) Investments consisting of (i) licensing or sublicensing of FCC Licenses or intellectual property of the Company or any Restricted Subsidiary in the ordinary course of business, (ii) the transfer of equipment from the Company or any Restricted Subsidiary to any other Subsidiary in the

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    ordinary course of business, and (iii) the sharing or contribution of services of employees among any one or more of the Company and its Subsidiaries in the ordinary course of business; and

        (m) the sale, conveyance, transfer, lease, assignment or other disposition to any Restricted Subsidiary of contracts in respect of Qualified Projects entered into by the Company (not previously entered into by any Restricted Subsidiary).

    "PERMITTED LIENS" mean, without duplication, each of the following:

        (i) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation (other than the Employee Retirement Income Security Act of 1974, as amended), or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public statutory obligations of such Person or deposits to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent;

        (ii) Liens imposed by law, such as landlords', carriers', warehousemen's and mechanics' Liens or bankers' Liens incurred in the ordinary course of business for sums which are not yet due or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate provision has been made;

       (iii) Liens for taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, if adequate reserve, as may be required by generally accepted accounting principles, shall have been made therefor;

        (iv) Liens in favor of issuers of surety bonds or appeal bonds issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

        (v) Liens to support trade letters of credit issued in the ordinary course of business;

        (vi) survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions on the use of real property;

       (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default;

      (viii) Liens in favor of the Company or any Qualified Restricted
    Subsidiary;

        (ix) Liens securing Acquired Indebtedness Incurred in accordance with the provisions of the Indenture described above under the heading "The Exchange Offer--Certain Covenants--Limitation on Indebtedness and Preferred Stock"; PROVIDED, HOWEVER, that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the Incurrence of such Acquired Indebtedness by the Company and were not granted as a result of, in connection with or in anticipation of, the Incurrence of such Acquired Indebtedness by the Company and (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the Incurrence of such Acquired Indebtedness by the Company;

        (x) Liens granted by the Company or by any Restricted Subsidiary to secure Indebtedness Incurred in accordance with the Indenture which Indebtedness represents all or part of the purchase price of assets or property acquired or constructed in the ordinary course of business after the Issue Date from a Person that is not an Affiliate of the Company; PROVIDED, HOWEVER, that (A) the aggregate amount of Indebtedness secured by such Liens shall not exceed the fair market value (or, if less, the cost) of the assets or property so acquired or constructed and (B) such Liens shall not encumber any other assets or property of the Company or of any Restricted Subsidiary (except proceeds, products, attachments and accessions) and shall attach to such assets or property within 120 days of the acquisition of such assets or property;

        (xi) Liens on the assets or property of a Person that becomes a Restricted Subsidiary after the Issue Date to the extent that such Liens are existing at the time such Person became a Restricted Subsidiary and were not granted as a result of, in connection with or in anticipation of such Person becoming a Restricted Subsidiary; PROVIDED, HOWEVER, that (A) the Indebtedness (if any) secured thereby is Incurred in accordance with the Indenture and (B) such Liens do not extend to or cover any assets or property of the Company or of any Restricted Subsidiary, other than the assets or property so acquired (together with proceeds and products thereof and attachments and accessions thereto);

       (xii) Liens to secure Capitalized Lease Obligations, including in respect of Sale and Leaseback Transactions of property or assets to the extent consummated in compliance with the provisions of the Indenture described above under the heading "The Exchange Offer--Certain Covenants--Limitation on Indebtedness and Preferred Stock"; PROVIDED, HOWEVER, that such Liens do not extend to or cover any property or assets of the Company or of any Restricted Subsidiary, other than the property or assets subject to such Capitalized Lease Obligations;

      (xiii) Liens in respect of Refinancing Indebtedness Incurred to Refinance any of the Indebtedness set forth in clauses (ix), (x), (xi), (xii) above and clauses (xviii), (xx), (xxi) and (xxii) below; PROVIDED, HOWEVER, that such Liens in respect of such Refinancing Indebtedness (A) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (B) do not extend to or cover any properties or assets of the Company or of any Restricted Subsidiary, other than the property or assets that secured the Indebtedness being Refinanced;

       (xiv) Liens to the extent granted or existing in respect of specific items of inventory or other goods and proceeds thereof of any Person securing such Person's Obligations in respect of bankers' acceptances arising in the ordinary course of business if and to the extent issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such specific items of inventory or other goods;

       (xv) Liens in favor of the Trustee for the benefit of the Noteholders arising under the provisions in the Indenture section on Limitation on Liens;

       (xvi) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any Restricted Subsidiary if and to the extent arising in the ordinary course of business, including rights of offset and set-off;

      (xvii) Liens securing Interest Swap Obligations which Interest Swap Obligations related to Indebtedness that is otherwise permitted under the Indenture;

      (xviii) Liens existing on the Issue Date to the extent and in the manner existing on the Issue Date;

       (xix) Liens arising from filing UCC financing statements for precautionary purposes in connection with true leases of real or personal property that are otherwise permitted under the Indenture and under which the Company or any Restricted Subsidiary is a lessee;

       (xx) Liens on property or assets of a Restricted Subsidiary securing Indebtedness Incurred by such Restricted Subsidiary in accordance with clause (x) of the definition of Permitted Indebtedness; PROVIDED, HOWEVER, that such Liens do not extend to or cover any property or assets of the Company or of any Restricted Subsidiary other than the property or assets of such Restricted Subsidiary;

       (xxi) Liens on property or assets of any Restricted Subsidiary that has Incurred Indebtedness pursuant to clause (xi) of the definition of Permitted Indebtedness securing such Indebtedness;

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
    PROVIDED, HOWEVER, that such Liens do not extend to or cover any other property or assets of the Company or any other Restricted Subsidiary;

      (xxii) Liens on property or assets of the Company (other than the Capital Stock of its Subsidiaries) securing Indebtedness Incurred under clause (ii) of the definition of Permitted Indebtedness; PROVIDED, HOWEVER, that such Liens do not extend to or cover any property or assets of any Subsidiary of the Company; and

      (xxiii) Liens consisting of pledges of the Capital Stock of Subsidiaries of the Company securing Indebtedness Incurred pursuant to clauses (x) and
    (xi) of the definition of Permitted Indebtedness.

    "PERMITTED STOCK REPURCHASE" means (1) the repurchase, redemption, retirement or acquisition of Capital Stock, or warrants, options or rights to acquire such Capital Stock, of the Company that is at the time of such repurchase, redemption, retirement or acquisition held by an employee, officer or director of the Company or any Subsidiary of the Company or a permitted transferee or affiliate of such employee, officer or director pursuant to any equity subscription agreement, stockholders' agreement, stock option agreement or similar agreement, to the extent that such repurchase, redemption, retirement or acquisition is effected upon the death, retirement or other termination of such employee, officer or director and (2) the payment of any Indebtedness of the Company issued to any such Person in connection with any such repurchase, redemption, retirement or acquisition.

    "PERSON" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

    "PLAN OF LIQUIDATION" means, with respect to any Person, a plan (including by operation of law) that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously) (i) the sale, lease, conveyance, of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety and (ii) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance, or other disposition and all or substantially all of the remaining assets of such Person to holders of Capital Stock of such Person.

    "PRODUCTIVE ASSETS" mean assets (including assets owned directly or indirectly through Capital Stock) of a kind used or usable in the businesses of the Company and the Restricted Subsidiaries as they are conducted on the date of the Asset Sale.

    "PUBLIC EQUITY OFFERING" means a primary public offering (whether or not underwritten, but excluding any offering pursuant to Form S-4 or S-8 under the Securities Act) of Capital Stock (other than Disqualified Capital Stock) of the Company pursuant to an effective registration statement under the Securities Act.

    "PUBLIC MARKET" means any time after (x) a Public Equity Offering as been consummated and (y) at least 30% of the total issued and outstanding Common Stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 promulgated under the Securities Act.

    "QUALIFIED CAPITAL STOCK" means any Capital Stock that is not Disqualified Capital Stock.

    "QUALIFIED INTERCOMPANY INDEBTEDNESS" means any Indebtedness of a Restricted Subsidiary Incurred and outstanding in accordance with clauses (vi) and (vii) of the definition of Permitted Indebtedness (but only so long as such Indebtedness would qualify as Permitted Indebtedness under such clause (vi) or (vii)).

    "QUALIFIED INTERCOMPANY PREFERRED STOCK" means Preferred Stock of a Subsidiary of the Company for so long as such Preferred Stock is owned and held by the Company or a Qualified Restricted Subsidiary of the Company and in each case not subject to any Lien held by any Person other than the Company or a Qualified Restricted Subsidiary of the Company.

    "QUALIFIED PROJECTS" mean projects for the development, manufacturing, installation, operation, ownership, servicing, management, or marketing of the Company's wireless data communications systems, or activities reasonably related or incidental thereto.

    "QUALIFIED RESTRICTED SUBSIDIARY" means any Wholly Owned Restricted Subsidiary of the Company which has not, and will not in connection with the transaction for which the relevant determination is being made, Incurred any Indebtedness other than Qualified Intercompany Indebtedness or issued any Preferred Stock other than Qualified Intercompany Preferred Stock and which Subsidiary is not, and will not in connection with the transaction for which the relevant determination is being made become, subject to any Payment Restriction.

    "REFINANCE" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

    "REFINANCING INDEBTEDNESS" means (A) any Indebtedness Incurred by the Company to Refinance Indebtedness of the Company or of the Restricted Subsidiaries or (B) any Indebtedness Incurred by any Restricted Subsidiary to Refinance Indebtedness Incurred by such Restricted Subsidiary; PROVIDED, HOWEVER, that such Indebtedness so Incurred to Refinance such other Indebtedness (the "EXISTING INDEBTEDNESS") (1) is not in an aggregate principal amount as of the date of the consummation of such proposed Refinancing in excess of (or if such Indebtedness being Incurred to Refinance the Existing Indebtedness is issued with original issue discount, at an original issue price not in excess
of) the sum of (i) the aggregate principal amount outstanding of the Existing Indebtedness (PROVIDED, HOWEVER, that (a) if such Existing Indebtedness was issued with original issue discount, in excess of the accreted amount of such Existing Indebtedness (as determined in accordance with GAAP) as of the date of such proposed Refinancing, (b) if such Existing Indebtedness was Incurred pursuant to a revolving credit facility or any other agreement providing a commitment for subsequent borrowings, with a maximum commitment under the agreement governing the Indebtedness proposed to be Incurred not in excess of the maximum commitment amount under such Existing Indebtedness and (c) any amount of such Existing Indebtedness owned or held by the Company or any of its Subsidiaries shall not be deemed to be outstanding for the purposes hereof) as of the date of such proposed Refinancing, plus (ii) the amount of any premium required to be paid under the terms of the instrument governing such Existing Indebtedness, and plus (iii) the amount of reasonable expenses incurred by the Company or such subsidiary in connection with such Refinancing and (2) does not have (I) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Existing Indebtedness or (II) a final maturity earlier than the final maturity if the Existing Indebtedness; PROVIDED, FURTHER, HOWEVER, that (x) if such Existing Indebtedness is Indebtedness of the Company, then such Indebtedness proposed to be Incurred to Refinance the Existing Indebtedness shall be Indebtedness solely of the Company (it being understood that if such Indebtedness is secured by a pledge of the Capital Stock of Subsidiaries of the Company, such Indebtedness Incurred to Refinance the Existing Indebtedness may likewise be secured), (y) if such Existing Indebtedness is subordinate or junior to the Old Notes, then such Indebtedness proposed to be Incurred to Refinance the Existing Indebtedness shall be subordinate to the Old Notes at least to the same extent and in the same manner as the Existing Indebtedness and (z) such Indebtedness proposed to be Incurred to Refinance the Existing Indebtedness is not Incurred more than three months prior to the complete retirement and defeasance of the Existing Indebtedness with the proceeds thereof.

    "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement dated on or about the Issue Date between the Company and the Initial Purchaser for the benefit of themselves and the Holders as the same may be amended from time to time in accordance with the terms thereof.

    "RESTRICTED SECURITY" has the meaning assigned to such term in Rule 144(a)(3) under the Securities Act; PROVIDED, HOWEVER, that the Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any Old Note constitutes a Restricted Security.

    "RESTRICTED SUBSIDIARY" means any Subsidiary of the Company that is not designated to be an Unrestricted Subsidiary pursuant to Section 4.14 of the Indenture.

    "RULE 144A" means Rule 144A under the Securities Act.

    "S&P" means Standard & Poor's Ratings Group and its successors.

    "SALE AND LEASEBACK TRANSACTION" means any direct or indirect arrangement with any Person or to which any such Person is a party providing for the leasing pursuant to a capitalized lease to the Company or a Subsidiary of any property, whether owned by the Company or any Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such Property.

    "SECOND ISSUANCE" means the issuance of up to $90,000,000 aggregate principal amount at maturity of Old Notes pursuant to the First Supplemental Indenture.

    "SECOND ISSUANCE ISSUE DATE" means November 21, 1995, the date of original issuance of the Initial Old Notes pursuant to the Second Issuance.

    "SECOND SUPPLEMENTAL INDENTURE" means the Second Supplemental Indenture to the Indenture, dated as of August 30, 1996.

    "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

    "SUBSIDIARY," with respect to any Person, means (i) any corporation, a majority of whose voting stock (defined as any class or classes of capital stock having voting power under ordinary circumstances to elect a majority of the Board of Directors) is owned, directly or indirectly, by the Company, by one or more Subsidiaries, or by the Company and one or more Subsidiaries and (ii) any other person (other than a corporation) in which the Company, one or more Subsidiaries, or the Company and one or more Subsidiaries, directly or indirectly, has at least a majority ownership interest entitled to vote in the election of directors, managers or trustees thereof.

    "TAX SHARING AGREEMENT" means the Tax Sharing Agreement to be entered into between the Company and its Subsidiaries in the form attached to the Indenture.

    "U.S. GOVERNMENT OBLIGATIONS" mean direct obligations of, and obligations guaranteed by, the U.S. of America for the payment of which the full faith and credit of the U.S. of America is pledged.

    "U.S. LEGAL TENDER" means such coin or currency of the U.S. of America as at the time of payment shall be legal tender for the payment of public and private debts.

    "UNRESTRICTED SUBSIDIARY" means a Subsidiary of the Company created after the Issue Date and so designated by a resolution of the Board of Directors of the Company pursuant to the "Limitation on Designation of Restricted and Unrestricted Subsidiaries" covenant.

    "VOTING STOCK" means, with respect to any Person, securities of any class or classes of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness

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into (b) the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment or principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" means any Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary.

    "WHOLLY OWNED SUBSIDIARY" of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than directors' qualifying shares) which normally have the right to vote in the election of directors are owned by such Person or any wholly owned Subsidiary of such Person.

                            DESCRIPTION OF NEW NOTES

    The terms of the New Notes will be identical in all material respects to those of the Old Notes, except that (i) the Old Notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain registration rights under the Registration Rights Agreement (which rights will terminate upon consummation of the Exchange Offer, except to the extent that the Initial Purchaser may have certain registration rights under limited circumstances) and (ii) the Old Notes provide for an increase in the interest rate thereon pursuant to the Registration Rights Agreement. In that regard, the Old Notes provide that, in the event that the Exchange Offer is not consummated or a shelf registration statement (the "Shelf Registration Statement") with respect to the resale of the Old Notes is not declared effective on or prior to June 15, 1998, the interest rate on the Old Notes will increase by 0.50% per annum following June 15, 1998; PROVIDED, HOWEVER, that if the Company requests Holders of Old Notes to provide certain information called for by the Registration Rights Agreement for inclusion in any such Shelf Registration Statement, then the Old Notes owned by Holders who do not deliver such information to the Company or who do not provide comments on the Shelf Registration Statement when required pursuant to the Registration Rights Agreement will not be entitled to any such increase in the interest rate pursuant to the Registration Rights Agreement. The New Notes are not entitled to any such increase in the interest rate thereon. Holders of Old Notes should review the information set forth under "Summary--Certain Consequences of a Failure to Exchange Old Notes" and "Summary--Terms of New Notes."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following summary describes certain U.S. Federal income tax considerations to holders of the New Notes who are subject to U.S. net income tax with respect to the New Notes ("U.S. persons") and who will hold the New Notes as capital assets. There can be no assurance that the U.S. Internal Revenue Service (the "IRS") will take a similar view of the purchase, ownership or disposition of the New Notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions now in effect, all of which are subject to change. It does not include any description of the tax laws of any state, local or foreign governments or any estate or gift tax considerations that may be applicable to the New Notes or holders thereof, it does not discuss all aspects of U.S. Federal income taxation that may be relevant to a particular investor in light of its particular investment circumstances or to certain types of investors subject to special treatment under the U.S. Federal income tax laws (for example, dealers in securities or currencies, S corporations, life insurance companies, tax-exempt organizations, taxpayers subject to the alternative minimum tax and non-U.S. persons) and also does not discuss the treatment of New Notes held as a hedge against currency risks or as part of a straddle with other investments or as part of a "synthetic security" or other integrated investment (including a "conversion transaction") comprised of a New Note and one or more other investments, or situations in which the functional currency of the holders is not the U.S. dollar.

    Holders of Old Notes contemplating acceptance of the Exchange Offer should consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

EXCHANGE OF NOTES

    The exchange of the Old Notes for the New Notes should not be a taxable event to Holders for federal income tax purposes. The exchange of the Old Notes for the New Notes pursuant to the Exchange Offer should not be treated as an "exchange" for federal income tax purposes because the New Notes should not be considered to differ materially in kind or extent from the Old Notes. If, however, the exchange of the Old Notes for the New Notes were treated as an exchange for federal income tax purposes, such exchange should constitute a recapitalization for federal income tax purposes. Accordingly, a holder should have the same adjusted basis and holding period in the New Notes as it had in the Old Notes immediately before the exchange.

INTEREST ON THE NEW NOTES

    A holder of a New Note will be required to report as ordinary interest income for U.S. Federal income tax purposes interest earned on the New Note in accordance with the holder's method of tax accounting.

DISPOSITION OF NEW NOTES

    A holder's tax basis for a New Note generally will be the holder's purchase price for the Old Note. Upon the sale, exchange, redemption, retirement or other disposition of a New Note, a holder will recognize gain or loss equal to the difference (if any) between the amount realized and the holder's tax basis in the New Note. Such gain or loss will be long-term capital gain or loss if the New Note has been held for more than one year and otherwise will be short-term capital gain or loss (with certain exceptions to the characterization as capital gain if the New Note was acquired at a market discount).

BACKUP WITHHOLDING

    A holder of a New Note may be subject to backup withholding at the rate of 31% with respect to interest paid on the New Note and proceeds from the sale, exchange, redemption or retirement of the New Note, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of a New Note who does not provide the Company with its correct taxpayer identification number may be subject to penalties imposed by the IRS.

    A holder of a New Note who is not a U.S. person will generally be exempt from backup withholding and information reporting requirements, but may be required to comply with certification and identification procedures in order to obtain an exemption from backup withholding and information reporting.

    Any amount paid as backup withholding will be creditable against the holder's U.S. Federal income tax liability.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives New Notes for its own account in connection with the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by Participating Broker-Dealers during the period referred to below in connection with resales of the New Notes received in exchange for Old Notes if such Old Notes were acquired by such Participating Broker-Dealers for their own accounts as a result of market making activities or other trading activities. The Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 90 days after the Expiration Date (subject to extension under certain limited circumstances described herein) or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. See "The Exchange Offer--Terms of the Exchange Offer."

    The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. New Notes received by broker-dealers for their own accounts in connection with the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account in connection with the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

    The validity of the New Notes offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, certain members of Wilson Sonsini Goodrich & Rosati, Professional Corporation and investment partnerships of which such persons are partners beneficially own 23,428 shares of the Company's Common Stock.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and the related financial statement schedule appearing elsewhere in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                    GLOSSARY

TERM                                                                        DEFINITION
----------------------------------------------  ------------------------------------------------------------------
Applications..................................  Software programs that enable computers to perform tasks such as, in the case of utility applications, metering, load management, load research, and distribution automation.

Automated Meter Reading ("AMR")...............  Use of hand-held or drive-by automated meter reading equipment.

Bandwidth.....................................  The amount of message traffic a given medium can accommodate at one time. Bandwidth may refer to analog or digital data.

Capacity......................................  For electric utility purposes, a measure (in watts) of the ability to produce, transport or store electricity at any instant rather than over time.

CellMaster....................................  The communications gateway between the System Controller and the
                                                MCCs and RTUs. The CellMaster can connect to the System Controller via modem over a leased line or via privately-owned communications media such as microwave channels or fiber optic transmission lines. CellNet's 9QPR cellular radio provides the connection between the CellMaster and the MCCs and RTUs.

CellNet-Registered Trademark- System..........  CellNet's wireless data communications system, which provides NMR services, control and monitoring of the power distribution network, and other services. The CellNet system concurrently supports multiple utility applications, including distribution automation and demand-side management.

Cellular Digital Packet Data ("CDPD").........  A method of transmitting data over a cellular communications network using underutilized radio frequency or pauses in voice communication.

Demand........................................  For electric utility purposes, the rate at which electric energy is delivered to or used by a system, part of a system, or piece of equipment at a given instant, or averaged over a designated period. Measured in kilowatts.

Distribution Automation.......................  Any program used by an electric utility to monitor, coordinate and operate distribution components in a real-time mode from remote locations.

Distribution Network..........................  The utility's wiring grid between the substation and customer sites.

Gateway.......................................  The connection between two computer networks. CellNet uses a gateway to connect a SCADA system to other computers for billing and other applications.

Leased Line...................................  A dedicated telephone line connecting two or more fixed locations.
                                                CellNet may use a leased line or radio links to connect a
                                                CellMaster and System Controller.

TERM                                                                        DEFINITION
----------------------------------------------  ------------------------------------------------------------------
Load..........................................  For electric utility purposes, the amount of electric power delivered or required at any specific point or points of a system.

Load Control..................................  The capability to manage electric power consumption by controlling the use of equipment and appliances. Typically used by a utility to avoid either a brownout or the necessity of generating
                                                high-cost electricity.

Load Profile..................................  A record of a customer's electricity use over time in discrete intervals. Utility companies use this data to analyze consumption, to calculate demand or time-of-use data and to detect power theft and meter tampering.

Local Area Network ("LAN")....................  In the CellNet system, the LAN connects MCCs to radios in endpoint devices.

MAS...........................................  Multiple address system, a form of radio communication system.

Micro Cell Controller ("MCC").................  A device which manages endpoint devices in a local coverage area
                                                (as part of a LAN), collects and processes data transmissions from such endpoint devices and transmits such data to a CellMaster.

Network Meter Reading ("NMR").................  Fully-automated meter reading on a network.

Network Operating System ("NOS")..............  A Network Operating System is the software that supports the operation of distributed applications with communications, database capabilities, and common Applications Programming
                                                Interfaces (APIs).

Node..........................................  In the CellNet's system, a node is an internet addressable, responsive, computer-based subsystem (for example, a System
                                                Controller workstation or a MCC) that is able to take part in internetworking activities.

Object-oriented...............................  An adjective that describes a method of software analysis, design, and/or programming that facilitates sophisticated problem-solving.
                                                Object-oriented systems are flexible and maintainable because of their natural way of handling user-oriented systems and
                                                consistent, powerful, underlying representation for what is to be built and how it will be built. The CellNet system is built on an object-oriented, distributed infrastructure.

Packet........................................  A block of data preceded by, and perhaps followed by, one or more bytes of information specific to the communications service (a communications protocol) used to transmit the packet.

Personal Communications Services ("PCS")......  Digital wireless communications services which are expected to use a microcell technology and operate at a higher frequency than cellular systems.

TERM                                                                        DEFINITION
----------------------------------------------  ------------------------------------------------------------------
Protocol......................................  Rules and conventions that govern communication between OSI model layers and, in the CellNet system, subsystems for functions such as format, timing, sequencing, and error control.

Remote Terminal Unit ("RTU")..................  Device typically used to monitor and control components of a utility's distribution network. The RTU combines digital and analog inputs, which are used to obtain detailed information about the distribution equipment being monitored. An RTU can sense remotely such things as current, temperature and power factor.

RF............................................  Radio Frequency

Specialized Mobile Radio ("SMR")..............  A two way radio service operating in the 800-900 megahertz band.
                                                FCC restrictions on use of this bandwidth for taxi dispatchers and similar vehicle fleet operators have been relaxed, allowing holders of these frequency licenses to expand into cellular-like services.

Spread Spectrum...............................  A modulation technique in which a signal is broadcast over a range of frequencies to minimize noise and interference.

Time-of-Use ("TOU")...........................  Time-of-use metering allows a utility to bill electric power usage at different rates, according to the time that the power was consumed.

Wide Area Network ("WAN").....................  In the CellNet system the WAN connects the CellMasters to the MCCs in a given service area.

                           CELLNET DATA SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................        F-2

Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996 (unaudited).................        F-3

Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and the six
  months ended June 30, 1995 and 1996 (unaudited)..........................................................        F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1993, 1994 and
  1995 and the six months ended June 30, 1996 (unaudited)..................................................        F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and the six
  months ended June 30, 1995 and 1996 (unaudited)..........................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

                          INDEPENDENT AUDITORS' REPORT

CellNet Data Systems, Inc.:

    We have audited the accompanying consolidated balance sheets of CellNet Data Systems, Inc. and subsidiaries (the "Company") as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CellNet Data Systems, Inc. and subsidiaries at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
February 9, 1996
(April 11, 1996 as to the last sentence of the second paragraph of Note 5 and October 31, 1996 as to Note 10)

                           CELLNET DATA SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS

                                             DECEMBER 31,                    PRO FORMA
                                          ------------------   JUNE 30,       JUNE 30,
                                            1994      1995       1996           1996
                                          --------  --------  -----------   ------------
                                                              (UNAUDITED)   (UNAUDITED)
                                                                              (NOTE 1)
Current Assets:
  Cash and cash equivalents.............  $ 12,503  $ 48,018   $  70,730     $  71,921
  Short-term investments................    12,005    95,779      32,237        32,237
  Accounts receivable...................       703     2,118       1,904         1,904
  Prepaid expenses and other............       248       940         886           886
                                          --------  --------  -----------   ------------
    Total current assets................    25,459   146,855     105,757       106,948
Network Components and Inventory........     2,146    11,664      12,569        12,569
Networks in Progress....................     1,333    12,602      29,850        29,850
Property--net...........................     2,871     7,539       9,129         9,129
Debt Issuance Costs--net................     --        5,646       5,348         5,348
                                          --------  --------  -----------   ------------
  Total assets..........................  $ 31,809  $184,306   $ 162,653     $ 163,844
                                          --------  --------  -----------   ------------
                                          --------  --------  -----------   ------------

     LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Accounts payable......................  $  2,050  $  7,241   $   6,329     $   6,329
  Accrued compensation and related
    benefits............................       402     1,353         735           735
  Accrued liabilities...................       889       981         990           990
  Current portion of capital leases.....       384       280         296           296
                                          --------  --------  -----------   ------------
    Total current liabilities:               3,725     9,855       8,350         8,350
                                          --------  --------  -----------   ------------
Senior Discount Notes--13%..............     --      182,528     194,720       194,720
                                          --------  --------  -----------   ------------
Capital Lease Obligations--net..........       162       540         497           497
                                          --------  --------  -----------   ------------
Commitments and Contingencies (Notes 1
  and 9)
Series CC Redeemable Convertible
  Preferred Stock--$.001 par value;
  3,215,768 shares designated and
  outstanding and none on a pro forma
  basis; aggregate liquidation value of
  $31,000,000...........................    29,486    29,486      29,486        --
                                          --------  --------  -----------   ------------

Stockholders' Equity (deficit):
  Convertible preferred stock--$.001 par
    value; 15,000,000 shares authorized;
    shares outstanding, 1994: 9,008,518;
    1995: 9,136,675; 1996: 9,137,078; no
    shares outstanding on a pro forma
    basis; aggregate liquidation value
    of $27,812,000......................    25,990    27,195      27,196        --
  Common stock--$.001 par value;
    50,000,000 shares authorized; shares
    outstanding: 1994, 2,716,166; 1995,
    5,034,262; 1996, 5,209,472 and
    33,924,958 on a pro forma basis.....    26,790    27,608      27,636        88,484
  Notes receivable from sale of common
    stock...............................      (284)     (866)       (866)         (866)
  Warrants..............................        10     2,984       2,984             9
  Accumulated deficit...................   (54,065)  (95,021)   (127,334)     (127,334)
  Net unrealized loss on short-term
    investments.........................        (5)       (3)        (16)          (16)
                                          --------  --------  -----------   ------------
    Total stockholders' deficit.........    (1,564)  (38,103)    (70,400)      (39,723)
                                          --------  --------  -----------   ------------
Total liabilities and stockholders'
  deficit...............................  $ 31,809  $184,306   $ 162,653     $ 163,844
                                          --------  --------  -----------   ------------
                                          --------  --------  -----------   ------------

          See accompanying notes to consolidated financial statements.

                           CELLNET DATA SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,         JUNE 30,
                                          ---------------------------  ------------------
                                           1993      1994      1995      1995      1996
                                          -------  --------  --------  --------  --------
                                                                          (UNAUDITED)
Revenues:
  Product sales.........................  $ 1,757  $  1,447  $  1,663  $    938  $    127
  Network service revenues..............    --        --           35     --          244
  Other revenues........................    --          204       428       353        49
                                          -------  --------  --------  --------  --------
    Total revenues......................    1,757     1,651     2,126     1,291       420
                                          -------  --------  --------  --------  --------
Costs and expenses:
  Cost of product sales.................    1,840     1,191     1,294       598       109
  Cost of network operations............    --        --        3,835     1,333     3,374
  Research and development..............    5,262     9,693    22,380     6,735    13,009
  Marketing and sales...................    1,447     3,257     4,201     1,946     2,924
  General and administrative............    1,450     2,583     6,805     2,874     5,412
                                          -------  --------  --------  --------  --------
    Total costs and expenses............    9,999    16,724    38,515    13,486    24,828
                                          -------  --------  --------  --------  --------
Loss from operations....................   (8,242)  (15,073)  (36,389)  (12,195)  (24,408)
Other income (expense):
  Interest income.......................       66       555     4,590       860     3,458
  Interest expense......................     (198)     (101)   (9,320)     (754)  (11,264)
  Other--net............................      (16)      (13)      166       (31)      (97)
                                          -------  --------  --------  --------  --------
Total other income (expense)............     (148)      441    (4,564)       75    (7,903)
                                          -------  --------  --------  --------  --------
Loss before income taxes................   (8,390)  (14,632)  (40,953)  (12,120)  (32,311)
Provision for income taxes..............        1         2         3         1         2
                                          -------  --------  --------  --------  --------
Net loss................................  $(8,391) $(14,634) $(40,956) $(12,121) $(32,313)
                                          -------  --------  --------  --------  --------
                                          -------  --------  --------  --------  --------
Pro forma net loss per share............                     $  (1.22) $  (0.37) $  (0.94)
                                                             --------  --------  --------
                                                             --------  --------  --------
Shares used in computing pro forma net
  loss per share........................                       33,497    32,817    34,483
                                                             --------  --------  --------
                                                             --------  --------  --------

          See accompanying notes to consolidated financial statements.

                           CELLNET DATA SYSTEMS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                             NET
                              CONVERTIBLE                            NOTES                               UNREALIZED
                            PREFERRED STOCK       COMMON STOCK     RECEIVABLE                              LOSS ON
                           ------------------  ------------------  FROM SALE               ACCUMULATED   SHORT-TERM
                            SHARES    AMOUNT    SHARES    AMOUNT    OF STOCK    WARRANTS     DEFICIT     INVESTMENTS    TOTAL
                           ---------  -------  ---------  -------  ----------   --------   -----------   -----------   --------
BALANCES, January 1,
  1993...................  4,244,858  $4,181     895,492  $26,616    $--         $    9     $ (31,040)     -$-         $   (234)
Sales of Series AA
  preferred stock (less
  issuance costs of
  $8)....................    755,142     747      --        --       --           --           --          --               747
Exercise of stock
  options................     --        --       886,618      46     --           --           --          --                46
Conversion of
  subordinated debt
  ($3,242) and accrued
  interest ($32) into
  Series BB preferred
  stock and warrants.....    689,190   3,274      --        --       --           --           --          --             3,274
Sale of Series BB
  preferred stock and
  warrants (less issuance
  costs of $504).........  2,748,020  12,549      --        --       --           --           --          --            12,549
Sales of Series BB
  preferred stock for
  notes receivable.......     52,635     250      --        --        (250)       --           --          --             --
Sale of common stock
  (less issuance costs of
  $1)....................     --        --       400,400      19     --           --           --          --                19
Sale of stock warrants...     --        --        --        --       --               1        --          --                 1
Net loss.................     --        --        --        --       --           --           (8,391)     --            (8,391)
                           ---------  -------  ---------  -------    -----      --------   -----------       ---       --------
BALANCES, December 31,
  1993...................  8,489,845  21,001   2,182,510  26,681      (250)          10       (39,431)     --             8,011
Exercise of stock options
  and restricted stock
  purchase...............     --        --       533,656     109      (100)       --           --          --                 9
Sale of Series DD
  preferred stock (net of
  issuance costs of
  $10)...................    518,673   4,989      --        --       --           --           --          --             4,989
Collection of notes
  receivable.............     --        --        --        --          66        --           --          --                66
Net unrealized loss on
  short-term
  investments............     --        --        --        --       --           --           --             (5)            (5)
Net loss.................     --        --        --        --       --           --          (14,634)     --           (14,634)
                           ---------  -------  ---------  -------    -----      --------   -----------       ---       --------
BALANCES, December 31,
  1994...................  9,008,518  25,990   2,716,166  26,790      (284)          10       (54,065)        (5)        (1,564)
Sale of Series DD
  preferred stock (net of
  issuance costs of
  $31)...................    128,157   1,205      --        --       --           --           --          --             1,205
Exercise of stock options
  and restricted stock
  purchases..............     --        --     2,318,096     818      (628)       --           --          --               190
Common stock warrants
  issued in connection
  with senior discount
  notes..................     --        --        --        --       --           2,974        --          --             2,974
Collection of notes
  receivable.............     --        --        --        --          46        --           --          --                46
Net unrealized gain on
  short-term
  investments............     --        --        --        --       --           --           --              2              2
Net loss.................     --        --        --        --       --           --          (40,956)     --           (40,956)
                           ---------  -------  ---------  -------    -----      --------   -----------       ---       --------
BALANCES, December 31,
  1995...................  9,136,675  27,195   5,034,262  27,608      (866)       2,984       (95,021)        (3)       (38,103)
Exercise of stock options
  and warrants*..........        403       1     175,210      28     --           --           --          --                29
Net unrealized loss on
  short-term
  investments*...........     --        --        --        --       --           --           --            (13)           (13)
Net loss*................     --        --        --        --       --           --          (32,313)     --           (32,313)
                           ---------  -------  ---------  -------    -----      --------   -----------       ---       --------
BALANCES, June 30,
  1996*..................  9,137,078  $27,196  5,209,472  $27,636    $(866)      $2,984     $(127,334)      $(16)      $(70,400)
                           ---------  -------  ---------  -------    -----      --------   -----------       ---       --------
                           ---------  -------  ---------  -------    -----      --------   -----------       ---       --------

------------------------------

*Unaudited

          See accompanying notes to consolidated financial statements.

                           CELLNET DATA SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          YEAR ENDED               SIX MONTHS ENDED
                                                                         DECEMBER 31,                  JUNE 30,
                                                                -------------------------------  --------------------
                                                                  1993       1994       1995       1995       1996
                                                                ---------  ---------  ---------  ---------  ---------
                                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss....................................................  $  (8,391) $ (14,634) $ (40,956) $ (12,121) $ (32,313)
  Adjustments to reconcile net loss to net cash used for
    operating activities:
    Depreciation and amortization.............................        699        992      2,295        917      2,257
    Amortization of discount on 13% senior notes..............     --         --          9,665     --         12,192
    Amortization of debt issuance costs.......................     --         --            256         17        298
    Deferred rent.............................................       (115)       (43)       (46)        22         21
    Loss (gain) on disposition of property....................          1          2         57         14        (15)
    Changes in:
      Accounts receivable.....................................       (293)      (282)    (1,415)       208        214
      Prepaid expenses and other..............................        (93)      (126)      (692)      (668)        54
      Network components and inventory........................       (574)    (1,260)    --         --         --
      Accounts payable........................................        348      1,389      5,191      2,394       (912)
      Accrued compensation and related benefits...............     --         --            951        268       (618)
      Accrued liabilities.....................................       (673)      (676)       138        496        (12)
                                                                ---------  ---------  ---------  ---------  ---------
        Net cash used for operating activities................     (9,091)   (14,638)   (24,556)    (8,453)   (18,834)
                                                                ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Network components and inventory............................     --         --         (9,518)    (3,597)      (905)
  Networks in progress........................................     --         (1,333)   (11,269)    (2,467)   (17,482)
  Purchase of property........................................       (535)    (2,436)    (6,222)    (3,009)    (3,478)
  Other assets................................................         73     --         --         --         --
  Purchase of short-term investments..........................     (2,962)   (12,548)  (285,802)   (41,890)  (263,980)
  Proceeds from sales and maturities of short-term
    investments...............................................     --          3,500    202,030     14,317    327,522
                                                                ---------  ---------  ---------  ---------  ---------
        Net cash provided by (used for) investing
          activities..........................................     (3,424)   (12,817)  (110,781)   (36,646)    41,677
                                                                ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of senior discount notes and related stock
    warrants..................................................     --         --        175,837    125,894     --
  Cash paid for debt issuance costs...........................     --         --         (5,902)    (4,034)    --
  Subordinated debt borrowings................................      3,242        350     --         --         --
  Repayment of debt obligations...............................       (403)      (511)      (524)      (313)      (160)
  Proceeds from sale of preferred stock.......................     13,296     34,122      1,205      1,205          1
  Proceeds from sale of common stock..........................         66          9        190         14         28
  Collection of notes receivable from sale of common stock....     --             66         46         46     --
                                                                ---------  ---------  ---------  ---------  ---------
        Net cash provided by (used for) financing
          activities..........................................     16,201     34,036    170,852    122,812       (131)
                                                                ---------  ---------  ---------  ---------  ---------
INCREASE IN CASH AND CASH EQUIVALENTS.........................      3,686      6,581     35,515     77,713     22,712
CASH AND CASH EQUIVALENTS, Beginning of period................      2,236      5,922     12,503     12,503     48,018
                                                                ---------  ---------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, End of period......................  $   5,922  $  12,503  $  48,018  $  90,216  $  70,730
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:
  Conversion of subordinated debt and accrued interest into
    preferred stock...........................................  $   3,274  $     353  $  --      $  --      $  --
  Acquisition of property under capital leases................  $      17  $     232  $     798  $     348  $     133
  Sale of common stock for notes receivable...................  $     250  $     100  $     628  $     200  $  --

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest....................  $     166  $     101  $     113  $      44  $      56
  Cash paid for income taxes..................................  $       1  $       2  $       3  $       1  $       2

          See accompanying notes to consolidated financial statements.

                           CELLNET DATA SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS--Since 1993, CellNet Data Systems, Inc. and subsidiaries (the "Company") has focused substantially all of its resources and efforts on the development of the CellNet wireless data communication system to provide automated network meter reading and other services to the utility industry and to providers of non-utility services. The Company's primary activities since 1993 have included research and development, prototype product development, field testing, commercial network installation, and provision of wireless data communication services, in connection with the development and deployment of its CellNet wireless data communication system.

    The Company is in the process of progressively installing its network for Kansas City Power & Light Company and commenced the installation of its network for Union Electric Company in the first quarter of 1996. Management plans to significantly increase operations through the roll-out of additional installations for other utility companies and intends to fund these operations through additional debt and equity financing arrangements.

    The Company provides its services to utility companies under long-term contracts by which the Company is obligated to provide meter reading and related services over the term of the contract. The length of the contracts vary and can include renewal options under which the Company's commitments under the contract could exceed 20 years, although there is no assurance that such options would be exercised, or that contract termination clauses would not be exercised. Renewal options generally contain terms which are substantially similar to the original service agreements. Contract termination clauses generally provide for defined payments intended to cover remaining network asset values.

    CONSOLIDATION--The accompanying consolidated financial statements include the accounts of CellNet Data Systems, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

    FINANCIAL STATEMENT ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Such estimates include the level of the allowance for potentially uncollectible accounts receivable, reserves for network components and inventory that are obsolete, slow moving or nonsalable, evaluation of network assets for impairment, accrued liabilities and a valuation allowance for net deferred tax assets. Actual results could differ from these estimates.

    CASH EQUIVALENTS--Cash equivalents are highly liquid debt instruments acquired with an original maturity of three months or less. The recorded carrying amounts of the Company's cash and cash equivalents approximate their fair market value.

    SHORT-TERM INVESTMENTS--Short-term investments represent debt and equity securities which are stated at fair value. All short-term investments are classified as available-for-sale. Any temporary difference between an investment's amortized cost and its market value is recorded as a separate component of stockholders' deficit until such gains or losses are realized. Gains or losses on the sale of securities are computed using the specific identification method.

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994. The adoption of this standard did not have a significant effect in the Company's financial position or results of operations.

    CUSTOMER CONCENTRATION AND CONCENTRATION OF CREDIT RISK--Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company sells its products and services to, and installs its networks primarily for utility companies in the United States. To reduce credit risk related to accounts receivable, the Company periodically evaluates its customers' financial condition. Collateral is generally not required. Reserves are maintained for credit losses, but the Company historically has not experienced any significant losses related to individual customers or groups of customers in any particular geographical area. One utility represented 29% and 73% of revenues for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively and 60% and 27% of accounts receivable at the end of the respective periods. Another utility accounted for 23% of accounts receivable at June 30, 1996. Another utility represented 18%, 58%, 64% and 16% of revenues for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996, respectively and 34% of accounts receivable at December 31, 1994. Another utility represented 37% and 10%, and an additional utility represented 36% and 14% of revenues for the years ended December 31, 1993 and 1994, respectively.

    The Company invests in a variety of financial instruments such as commercial paper, debt securities of the U.S. government, foreign debt securities and preferred stock. The Company's policy limits the amount of credit exposure with any one financial instrument or commercial issuer. All such instruments are rated by Standard and Poors as A- or higher. The Company also places its investments for safekeeping with high-credit-quality financial institutions.

    NETWORK COMPONENTS AND INVENTORY--Network components and inventory are stated at the lower of cost (first-in, first-out method) or market. At December 31, 1995 and June 30, 1996, such network components and inventory consisted primarily of purchased and in process materials to be included in the Company's installed networks and also for product sales. Network components, upon completion of assembly, are either sold to customers or transferred to a particular network location and included in networks in progress.

    NETWORKS IN PROGRESS--Networks in progress, which are stated at cost, include both equipment assembled at the Company and systems partially installed at customer sites. Interest is capitalized using the Company's cost of capital until the point in the installation process at which each network begins generating revenue. Accordingly, $458,000 of interest was capitalized during 1995 and $983,000 of interest was capitalized for the six months ended June 30, 1996. Depreciation is computed on a straight-line basis over the shorter of the estimated useful lives of the network assets or the expected minimum period of revenue generation under the related contract (estimated to be approximately ten years).

    PROPERTY--Property is stated at cost. Depreciation and amortization are computed on a straight-line basis over estimated useful lives of three to five years or the capital lease term, if shorter.

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DEBT ISSUANCE COST is comprised of debt issue costs associated with the Senior Discount Notes (see Note 5). These costs are capitalized and amortized using the effective interest method over the lives of the related debt.

    RECENTLY ISSUED ACCOUNTING STANDARDS--In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and other equity instruments. The new standard permits companies to continue to account for equity transactions with employees under existing accounting rules but requires disclosure in a note to the financial statements of the pro forma net income as if the Company had applied the new method of accounting. The Company intends to follow the disclosure alternative for its employee stock plans at December 31, 1996. Adoption of the new standard will not impact reported earnings and will have no effect on the Company's cash flows.

    In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," which became effective January 1, 1996. This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Implementation did not have a material impact on the Company's financial statements.

    REVENUE RECOGNITION--Network service revenue, associated with installed networks, is recognized in the period of service. Product sales are recognized upon product shipment. Estimated warranty costs are recorded at the time the product sales are recognized.

    RESEARCH AND DEVELOPMENT--Research and development costs are expensed as incurred. The Company's networks include certain software applications which are integral to their operation. The costs to develop such software have not been capitalized as the Company believes its software development processes are essentially completed concurrent with the establishment of technological feasibility of the software and/or development of the related network hardware.

    FOREIGN CURRENCY TRANSLATION--The functional currency of the Company's U.K. subsidiary is the U.S. dollar. Accordingly, all monetary assets and liabilities are translated at the current exchange rate at the end of the period, nonmonetary assets and liabilities are translated at historical rates and operating expenses are translated at average exchange rates in effect during the period. Transaction gains and losses, which are included in other income (expense) in the accompanying consolidated statements of operations, have not been significant.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The recorded carrying amounts of the Company's financial instruments, namely cash and cash equivalents and short-term investments, approximate their fair value. The estimated fair value of the Company's Senior Discount Notes was $179,563,000 at December 31, 1995 and $212,469,000 at June 30, 1996. The fair values of cash equivalents and short-term investments are based on quoted market prices and the estimated fair value of the Senior Discount Notes is based on information provided by the initial purchaser of the original notes.

    PRO FORMA NET LOSS PER SHARE--Pro forma net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) shares include preferred stock and certain warrants (using the "if converted" method) and stock options and the remaining warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive, except that, pursuant to the Securities and Exchange Commission's Staff Accounting Bulletins and staff policy, such computations include all common and common equivalent shares issued within the 12 months preceding the initial filing date as if they were outstanding for all periods presented. In addition, all outstanding preferred stock that converts and all warrants that are assumed to be exercised in connection with the proposed offering are included in the computation as common equivalent shares even when the effect is anti-dilutive.

    UNAUDITED INTERIM FINANCIAL INFORMATION--The unaudited interim financial information as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

    UNAUDITED PRO FORMA INFORMATION--Unaudited pro forma information reflects the conversion of each of the outstanding shares of Series CC redeemable convertible preferred stock into two shares of common stock, the conversion of each of the outstanding shares of Series AA, BB and DD convertible preferred stock into two shares of common stock, the assumed exercise and conversion of each of the outstanding warrants to purchase Series BB preferred stock into two shares of common stock, and the assumed exercise of each of the outstanding warrants issued in connection with the Company's Senior Discount Notes (see Notes 5 and 7) for one share of common stock, upon the closing of the initial public offering as contemplated by this Prospectus.

2. SHORT-TERM INVESTMENTS

    The fair value and the amortized cost of short-term investments at December 31, 1994 and 1995 and June 30, 1996 are presented as follows. Fair values are based on quoted market prices obtained from the Company's broker. All of the Company's short-term investments are classified as available-for-sale, since the Company intends to sell them as needed for operations. The following tables present the unrealized holding gains and losses related to each category of investment security (in thousands):

                                                                                 DECEMBER 31, 1994
                                                                       -------------------------------------
                                                                                     UNREALIZED
                                                                        AMORTIZED      LOSS ON      MARKET
                                                                          COST       INVESTMENT      VALUE
                                                                       -----------  -------------  ---------
Equity securities....................................................   $   6,001     $      (1)   $   6,000
Corporate debt securities............................................       3,509            (4)       3,505
Debt securities of states of the United States and political
  subdivisions of the states.........................................       2,500        --            2,500
                                                                       -----------        -----    ---------
Total................................................................   $  12,010     $      (5)   $  12,005
                                                                       -----------        -----    ---------
                                                                       -----------        -----    ---------

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

2. SHORT-TERM INVESTMENTS (CONTINUED)

                                                                           DECEMBER 31, 1995
                                                          ----------------------------------------------------
                                                                        UNREALIZED     UNREALIZED
                                                           AMORTIZED      LOSS ON        GAIN ON      MARKET
                                                             COST       INVESTMENT     INVESTMENT      VALUE
                                                          -----------  -------------  -------------  ---------
Auction-rate preferred stock............................   $  19,803     $      (3)     $  --        $  19,800
Corporate debt securities...............................      64,664        --             --           64,664
Debt securities of states of the United States and
  political subdivisions of the states..................       3,000        --             --            3,000
Debt securities issued by United States government
  agencies..............................................       4,647        --                  2        4,649
Foreign debt securities.................................       3,668            (2)        --            3,666
                                                          -----------        -----          -----    ---------
Total...................................................   $  95,782     $      (5)     $       2    $  95,779
                                                          -----------        -----          -----    ---------
                                                          -----------        -----          -----    ---------

                                                                             JUNE 30, 1996
                                                          ----------------------------------------------------
                                                                        UNREALIZED     UNREALIZED
                                                           AMORTIZED      LOSS ON        GAIN ON      MARKET
                                                             COST       INVESTMENT     INVESTMENT      VALUE
                                                          -----------  -------------  -------------  ---------
Auction-rate preferred stock............................   $  22,800     $  --          $  --        $  22,800
Corporate debt securities...............................       9,453           (16)        --            9,437
                                                          -----------        -----          -----    ---------
Total...................................................   $  32,253     $     (16)     $  --        $  32,237
                                                          -----------        -----          -----    ---------
                                                          -----------        -----          -----    ---------

    The final maturity periods of short-term investments at December 31, 1995 were as follows (in thousands):

                                                                                 MARKET VALUE
                                                             -----------------------------------------------------
                                                                         ONE TO     GREATER
                                                              WITHIN      FIVE      THAN 10      NO
                                                             ONE YEAR     YEARS      YEARS    MATURITY     TOTAL
                                                             ---------  ---------  ---------  ---------  ---------
Auction-rate preferred stock...............................  $  --      $  --      $  --      $  19,800  $  19,800
Corporate debt securities..................................     17,064     10,000     28,400      9,200     64,664
Debt securities of states of the United States and
  political subdivisions of the states.....................     --         --          3,000     --          3,000
Debt securities issued by United States government
  agencies.................................................      4,649     --         --         --          4,649
Foreign debt securities....................................      3,666     --         --         --          3,666
                                                             ---------  ---------  ---------  ---------  ---------
    Total..................................................  $  25,379  $  10,000  $  31,400  $  29,000  $  95,779
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

2. SHORT-TERM INVESTMENTS (CONTINUED)
    The final maturity periods of short-term investments at June 30, 1996 were as follows (in thousands):

                                                                     MARKET VALUE
                                               ---------------------------------------------------------
                                                             ONE TO      GREATER
                                               WITHIN ONE     FIVE       THAN 10       NO
                                                  YEAR        YEARS       YEARS     MATURITY     TOTAL
                                               -----------  ---------  -----------  ---------  ---------
Auction-rate preferred stock.................   $  --       $  --       $  22,800   $  --      $  22,800
Corporate debt securities....................       9,437      --          --          --          9,437
                                               -----------  ---------  -----------  ---------  ---------
                                                $   9,437   $  --       $  22,800   $  --      $  32,237
                                               -----------  ---------  -----------  ---------  ---------
                                               -----------  ---------  -----------  ---------  ---------

    All short-term investments with a final maturity exceeding one year have provisions requiring their repurchase at par at the option of the holder and for adjustment to market rates of interest on at least an annual basis (auction-rate preferred stock). The Company treats such investments as having a maturity of one year or less for purposes of compliance with investment limitations provided in the Senior Discount Note Indenture (see Note 5).

3. PROPERTY

    Property consists of (in thousands):

                                                                     DECEMBER 31,
                                                                 --------------------   JUNE 30,
                                                                   1994       1995        1996
                                                                 ---------  ---------  -----------
Manufacturing equipment and tools..............................  $   1,363  $   4,870   $   6,403
Office furniture and equipment.................................      3,639      4,111       5,712
Engineering equipment..........................................      1,639      2,119       2,604
                                                                 ---------  ---------  -----------
Total..........................................................      6,641     11,100      14,719
Accumulated depreciation and amortization......................     (3,770)    (3,561)     (5,590)
                                                                 ---------  ---------  -----------
Total..........................................................  $   2,871  $   7,539   $   9,129
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------

4. ACCRUED LIABILITIES

    Accrued liabilities consist of (in thousands):

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1994       1995     JUNE 30, 1996
                                                                      ---------  ---------  -------------
Accrued contractual obligations.....................................  $     325  $     273    $     315
Deferred revenue....................................................        210        190          192
Warranty reserve....................................................        130         15           14
Other...............................................................        224        503          469
                                                                      ---------  ---------        -----
Total...............................................................  $     889  $     981    $     990
                                                                      ---------  ---------        -----
                                                                      ---------  ---------        -----

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

5. SENIOR DISCOUNT NOTES

    In 1995, the Company received $175,837,000 in gross proceeds from the issuance of $325,000,000 aggregate principal amount at maturity of its 13% Senior Discount Notes due June 15, 2005 and related warrants to purchase 2,600,000 shares of common stock at $0.005 per share (the Notes and Common Stock Warrants). Aggregate proceeds of $2,974,000 were attributed to the Common Stock Warrants. Commencing December 15, 2000, interest will be payable on the Notes semi-annually in arrears on each December 15 and June 15 at the rate of 13% per annum.

    The Notes are redeemable at the option of the Company, in whole or in part, at any time on and after June 15, 2000 at specified redemption prices for the relevant year of redemption, plus accrued and unpaid interest to the date of redemption. In addition, the Company may redeem in cash at its option at any time prior to June 15, 1998 up to 25% of the aggregate principal amount of the Notes at 113% of the accreted value thereof on the date of redemption plus accrued and unpaid interest, if any, from the proceeds of a public equity offering (as defined). There are no sinking fund requirements. In the event of a change of control (as defined), each holder of the Notes has the option to require the Company to repurchase such holder's Notes at 101% of the accreted value thereof on the date of repurchase (if prior to June 15, 2000) or 101% of the aggregate principal face amount thereof, plus accrued and unpaid interest, if any, to the repurchase date (if on or after June 15, 2000). The Notes rank senior in right of payment to all existing and future subordinated indebtedness of the Company and pari passu with all existing and future senior indebtedness of the Company. The Indenture pursuant to which the Senior Discount Notes were issued contains certain covenants that, among other things, limit the ability of the Company to make dividend payments, make investments, repurchase outstanding shares of stock, prepay other debt obligations, incur additional indebtedness, effect asset dispositions, engage in sale and leaseback transactions, consolidate, merge or sell all or substantially all of the Company's assets, engage in transactions with affiliates, or effect certain transactions by its restricted subsidiaries (as defined). At December 31, 1995, a portion of the Company's short-term investments had been made in corporate debt securities and auction-rate preferred stock in amounts which exceeded the investment limitations under the Indenture. The Company was otherwise in compliance with the financial covenants of the Indenture at December 31, 1995. The Company subsequently adjusted its investment portfolio to bring it into compliance with such limitations within the period provided by the Indenture, and at June 30, 1996 the Company was in compliance with all covenants of the Indenture.

6. SERIES CC REDEEMABLE CONVERTIBLE PREFERRED STOCK

    In conjunction with the proposed initial public offering of the Company's common stock, all outstanding shares of Series CC redeemable convertible preferred stock will automatically convert into common stock upon the closing of the offering (see Note 1).

    At December 31, 1995 and June 30, 1996, 3,215,768 shares of Series CC redeemable convertible preferred stock were designated and outstanding. Each share is convertible into two shares of common stock, subject to adjustments for events of dilution. In addition to converting upon an initial public offering, the Series CC redeemable convertible preferred stock is also automatically convertible into common stock upon the election of the holders of more than 60% of the outstanding shares of such series, or at such time as fewer than 500,000 shares remain outstanding. Each share has the same voting rights as the number of shares of common stock into which it is convertible.

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

6. SERIES CC REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
    Holders are entitled to noncumulative dividends of $0.964 per share or, in the event of liquidation or merger, liquidation distributions of $9.64 per share in preference to all convertible preferred stock. The holders of Series CC preferred stock have the right of first refusal to purchase a pro rata portion of preferred or common stock the Company proposes to issue to any public or private utility. Further, the holders of Series CC preferred stock have the right of first refusal to purchase a pro rata portion of any preferred or common stock that any subsidiary of the Company proposes to issue to any public or private utility if the subsidiary's business is unrelated to the market area of such utility or if such securities are convertible into common or preferred stock of the Company. The right of first refusal terminates three years after an initial public offering.

    Under a Put Agreement dated August 15, 1994 (the Put Agreement), the holders of Series CC preferred stock, acting as a group representing not less than 25% of the outstanding Series CC preferred stock, have the right to "put" those shares to the Company after May 12, 2001 (Investor Put) at the higher of $9.64 per share or the fair market value at the time of exercise of the Investor Put (the Redemption Price). The Investor Put will be extinguished in the event of an initial pubic offering by the Company of its common stock in which the net proceeds to the Company are at least $20 million, in the event of the sale of the Company or if not exercised by November 13, 2002. In the event the Investor Put is not completed by the Company for any reason within six months after the right is exercised then (a) the Redemption Price shall increase annually from the date the Investor Put was exercised at a rate of 15% for the first year, and five additional percentage points for each year thereafter (pro rated for any partial year), and (b) the holders of Series CC preferred stock shall have the right to initiate a separate demand registration at the Company's expense only for the holders of shares with rights under the Investor Put. In the event the fair market value of the Series CC preferred stock exceeds $96.40 (as adjusted for any stock split, stock dividend, or other combinations or reclassifications) per share at the time the Investor Put is exercised, the amount payable to the holders of the Series CC preferred stock who participate in the Investor Put may be paid 50% at closing and the balance, plus interest at the prime rate, on the first anniversary of the closing. The Company's obligations under the Put Agreement will be suspended for such time that performance of such obligations would result in a breach of, a default, or an event of default under the Indenture governing the Company's Senior Discount Notes or would otherwise result in a violation of law.

7. STOCKHOLDERS' EQUITY (DEFICIT)

    CONVERTIBLE PREFERRED STOCK--In conjunction with the proposed initial public offering of the Company's common stock, all outstanding shares of convertible preferred stock will automatically convert into common stock upon the closing of the offering (See Note 1). At December 31, 1995, convertible preferred stock consists of:

                                                                                     AMOUNT (NET OF
                                                                            ISSUE       ISSUANCE      LIQUIDATION
                                                 DESIGNATED  OUTSTANDING    PRICE        COSTS)       PREFERENCE
                                                 ----------  -----------  ---------  --------------  -------------
Series AA......................................   5,000,000   5,000,000   $    1.00   $  4,928,000   $   5,000,000
Series BB......................................   4,256,733   3,489,845        4.75     16,073,000      16,577,000
Series DD......................................     647,923     646,830        9.64      6,194,000       6,235,000
                                                 ----------  -----------             --------------  -------------
                                                  9,904,656   9,136,675               $ 27,195,000   $  27,812,000
                                                 ----------  -----------             --------------  -------------
                                                 ----------  -----------             --------------  -------------

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
Significant terms of the convertible preferred stock are as follows:

    - Each share is convertible into two shares of common stock, subject to adjustments for events of dilution. Shares of Series AA, BB and DD preferred stock will automatically be converted into common stock upon completion of a public offering with net proceeds in excess of $20 million and at a price equal to or greater than $2.00, $6.00 ($12.05 after January 1, 1997) and $9.64 ($12.05 after January 1, 1997) per common share, respectively (see Note 1). Each series of preferred stock is also automatically convertible into common stock upon the election of the holders of more than 50% of the outstanding shares of such series, or at such time as fewer than 500,000 shares (1,000,000 shares in the case of Series AA preferred stock) of such series (as adjusted for stock splits, stock dividends and combinations) remain outstanding.

    - Each share has the same voting rights as the number of shares of common stock into which it is convertible.

    - Holders of preferred stock are entitled to noncumulative dividends or, in the event of liquidation or merger, distributions in the order of preference shown as follows:

                                                                  NON-CUMULATIVE    LIQUIDATION
                                                                   DIVIDENDS PER   DISTRIBUTION
                                                                       SHARE         PER SHARE
                                                                  ---------------  -------------
Series BB.......................................................     $   0.475       $    4.75
Series AA.......................................................     $   0.100       $    1.00
Series DD.......................................................     $   0.964       $    9.64

    - Each series of preferred stock must receive their full dividend before the next series receives any dividends. Additionally, any dividends exceeding these minimum amounts are shared between the common and preferred shares on a pro-rata basis.

    - Each series of preferred stock must receive their full preferential amounts before the next series receives any liquidation distributions. Additionally, any funds available for distribution in excess of these minimum amounts, plus $0.25 per share for common stock, is to be distributed ratably among the holders of the common, redeemable convertible preferred and convertible preferred stock.

    - The holders of at least 5,000 shares of Series AA or BB preferred stock have the right of first refusal to purchase their pro rata portion of certain issues of preferred or common stock of the Company on the same terms and conditions as the Company offers such securities to other investors, subject to certain conditions and limitations. The right of first refusal of all holders terminates upon the registered public offering of the Company's common stock with net proceeds of at least $20 million.

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    COMMON STOCK--At December 31, 1995 and June 30, 1996, the Company had reserved shares of common stock for issuance as follows:

                                                          DECEMBER    JUNE 30,
                                                          31, 1995      1996
                                                         ----------  -----------
Conversion of preferred stock..........................  24,704,886   24,705,692
Issuance under stock option plans......................  5,261,630     5,086,420
Issuance upon exercise of common stock warrants........  2,653,832     2,653,832
Issuance upon exercise and conversion of Series BB
  preferred stock warrants.............................  1,533,776     1,532,970
                                                         ----------  -----------
Total..................................................  34,154,124   33,978,914
                                                         ----------  -----------
                                                         ----------  -----------

    WARRANTS--At December 31, 1995, the following warrants to purchase stock were outstanding:

    Warrants to purchase 2,310 shares of common stock at $126.92 per share are exercisable and expire at various dates through December 9, 1996, or, with notice from the Company immediately prior to (a) the closing of a firm committment underwritten initial public offering of the Company's securities,
(b) the merger of the Company into or with another corporation in which the Company is not the survivor and the stockholders of the Company own less than 50% of the voting securities of the surviving corporation, or (c) the sale, transfer or lease of all or substantially all of the assets of the Company.

    Warrants to purchase 750 shares (300 shares at June 30, 1996) of common stock at $20.00 per share, are exercisable and expire at various dates through February 6, 1997, or, with notice from the Company immediately prior to (a) the merger of the Company into or with another corporation in which the stockholders of the Company hold less than 50% of the voting securities of the surviving corporation or its parent; (b) the sale, conveyance or disposition of all or substantially all of the assets of the Company, or (c) the liquidation, dissolution or winding up of the Company.

    Warrants to purchase 50,000 shares of common stock at $2.00 per share become exercisable over a five-year period at the rate of 20% per year commencing August 21, 1992, subject to certain conditions. The purchase right may not be exercised prior to either (a) February 24, 1998, (b) the effective date of a registration statement filed by the Company for an initial public offering of its common stock, (c) five days prior to the merger of the Company with or into another corporation as a result of which the stockholders of the Company hold less than 50% of the equity securities of the surviving corporation or its parent, or (d) five days prior to a sale, conveyance or disposition of all or substantially all of the assets of the Company. The warrants expire on February 24, 1999, or, with written notice from the Company, two days prior to (a) the merger of the Company with or into a corporation as a result of which the stockholders of the Company hold less than 50% of the equity securities of the surviving corporation or its parent (unless the securities received are freely tradable and listed on a national securities exchange or on the Nasdaq National Market), (b) the sale, conveyance or disposition of all or substantially all of the assets of the Company, or (c) the liquidation, dissolution or winding up of the Company.

    In connection with the sale of Series BB preferred stock in 1993 certain purchasers were granted warrants to purchase an additional 766,888 shares (766,485 shares at June 30, 1996) of Series BB preferred stock at $4.75 per share. The warrants are exercisable from the date of grant through the earlier of

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
(a) September 30, 1998 or (b) with written notice from the Company, immediately prior to (i) the closing of a firm committment underwritten initial public offering of the Company's securities (see Note 1), (ii) the merger of the Company into or with another corporation in which the Company is not the survivor and the stockholders of the Company hold less than 50% of the voting securities of the surviving corporation, or (iii) the sale, transfer or lease of all or substantially all of the assets of the Company.

    Warrants to purchase 2,600,000 shares of common stock at $0.005 per share were granted in connection with the issuance and sale in 1995 of the Company's Senior Discount Notes (see Note 5). The warrants expire on the earliest to occur of (a) June 15, 2005, (b) 90 days after a change of control of the Company (as defined) (see Note 1), and (c) 90 days after the consummation of a public equity offering of the Company (as defined). The warrants may be exercised on the earliest to occur of (a) the seventh day prior to a change of control of the Company (as defined), (b) the consummation of a public equity offering (as defined), or (c) 90 days prior to expiration.

    STOCK OPTION PLANS--The Company has stock option plans (the Plans) under which shares are reserved for issuance to officers, directors, employees and consultants. Under the Plans, both incentive and nonstatutory stock options to purchase common stock may be granted or restricted common stock may be sold at prices not less than the fair market value of the common stock at the date of grant. The fair market value and terms of exercise are determined by the Board of Directors. Options outstanding at December 31, 1995 generally become exercisable ratably over five years, commencing six months from the date of the individual's employment or the date of grant and expire ten years from the date of grant. At December 31, 1995, there were 1,827,000 shares available for future grants under the Plans.

    A summary of stock option activity under the Plans on a combined basis is as follows:

                                                                                         OUTSTANDING OPTIONS
                                                                                    -----------------------------
                                                                                     NUMBER OF
                                                                                      SHARES     PRICE PER SHARE
                                                                                    -----------  ----------------
Balances, January 1, 1994.........................................................    1,618,434  $  0.05 to $0.25
Granted...........................................................................    4,447,850     0.25 to  0.50
Exercised.........................................................................     (533,656)    0.25 to  0.50
Cancelled.........................................................................     (292,000)    0.25 to  0.50
                                                                                    -----------
Balances, December 31, 1994                                                           5,240,628     0.05 to  0.50
Granted...........................................................................      514,600     0.50 to  1.50
Exercised.........................................................................   (2,318,096)    0.05 to  0.50
Cancelled.........................................................................     (163,498)    0.05 to  1.50
                                                                                    -----------
Balances, December 31, 1995                                                           3,273,634     0.05 to  1.50
Granted...........................................................................      743,310     1.75 to  3.00
Exercised.........................................................................     (175,210)    0.05 to  1.50
Cancelled.........................................................................      (62,598)    0.50 to  2.00
                                                                                    -----------
Balances, June 30, 1996...........................................................    3,779,136  $  0.05 to  3.00
                                                                                    -----------
                                                                                    -----------

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    RESTRICTED STOCK--Certain officers, employees and consultants exercised unvested stock options with cash or full recourse notes. The related shares of common stock are subject to repurchase by the Company at the orginal purchase price per share upon the purchaser's cessation of service prior to the vesting of such shares. The restricted stock continues to vest in accordance with the terms of the original stock option. The related notes bear interest at rates ranging from 6.04% to 7.92% and are due in 1999 through 2000. At December 31, 1995, 1,847,156 outstanding shares of such stock were subject to repurchase at the original exercise price (1,688,908 shares at June 30, 1996).

8. INCOME TAXES

    No federal income taxes were provided in 1993, 1994, 1995 or for the six months ended June 30, 1996 due to the Company's net losses. The provisions for income taxes for these periods represent various state minimum income and franchise taxes. The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the loss before income taxes as follows:

                                                              YEARS ENDED DECEMBER 31,        SIX MONTHS
                                                         ----------------------------------   ENDED JUNE
                                                            1993        1994        1995       30, 1996
                                                         ----------  ----------  ----------  -------------
Taxes computed at federal statutory rate...............       35.0%       35.0%       35.0%        35.0%
State income taxes, net of federal effect..............        4.5         4.5         4.5          4.5
Research tax credits...................................        2.8         3.1         1.0          0.6
Change in valuation allowance..........................      (42.2)      (42.5)      (40.4)       (40.0)
                                                             -----       -----       -----        -----
Total provision........................................        0.1%        0.1%        0.1%         0.1%
                                                             -----       -----       -----        -----
                                                             -----       -----       -----        -----

    The tax effects of temporary differences that give rise to deferred taxes were as follows (in thousands):

                                                                   DECEMBER 31,
                                                               --------------------   JUNE 30,
                                                                 1994       1995        1996
                                                               ---------  ---------  -----------
Deferred tax assets:
  Expenses not currently deductible for tax purposes.........  $   1,504  $   2,182   $   1,995
  Senior discount note interest..............................     --          3,817       8,274
  Tax net operating loss and credit carryforwards............     18,939     30,910      40,723
  Research and development expenses capitalized for tax
    purposes.................................................      1,991      3,645       2,044
                                                               ---------  ---------  -----------
Total deferred tax assets....................................     22,434     40,554      53,036
Valuation allowance on deferred tax assets...................    (22,434)   (40,554)    (53,036)
                                                               ---------  ---------  -----------
Net deferred income taxes....................................  $  --      $  --       $  --
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------

    At December 31, 1995, the Company had net operating loss carryforwards of approximately $82,500,000 and $7,300,000 available to offset future federal and California taxable income, respectively. The extent to which the loss carryforwards can be used to offset future taxable income may be limited, depending on the extent of ownership changes within any three-year period as provided in the Tax Reform

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

8. INCOME TAXES (CONTINUED)
Act of 1986 and the California Conformity Act of 1987. Such federal carryforwards expire in 2001 through 2010. Such state carryforwards expire in 1996 through 2000.

    Equity issuances in April 1991 triggered such a limitation on loss carryforwards. At that time, the Company had federal net operating loss carryforwards of approximately $10,500,000. As of December 31, 1995, approximately $4,000,000 of this net operating loss remains limited to an annual usage of approximately $1,400,000 for federal income tax purposes. Any significant stock issuances after December 31, 1995 will likely result in another such ownership change. The annual limitation for utilization of the net operating losses and tax credit carryforwards incurred up to the point of change will be equal to the fair market value of the Company immediately before such change multiplied by the then current long-term tax exempt interest rate.

    The Company has capitalized approximately $59,400,000 of research and development expenditures for California purposes which are available for amortization in future years. Realization of the deferred tax assets associated with these expenditures is contingent upon the amount of income or loss apportioned to California during the subject amortization periods. Research and development tax credit carryforwards of approximately $1,800,000 and $900,000 are also available to offset future federal and California income taxes payable, respectively.

    A valuation allowance has been recorded against tax assets for which realization is uncertain. Based upon the Company's history of operating losses and the expiration dates of the loss carryforwards, the Company has recorded a valuation allowance to the full extent of its net deferred tax assets.

9. CONTINGENCIES AND COMMITMENTS

    The industry in which the Company operates is characterized by frequent litigation regarding patent and other intellectual property rights. The Company is party to a trademark claim. Although the ultimate outcome of this matter is not presently determinable, management believes that its resolution will not have a material effect on the Company's financial position or results of operations.

    At December 31, 1994 and 1995 and June 30, 1996, equipment with a net book value of $456,000, $854,000 and $822,000 (net of accumulated amortization of $1,495,000, $372,000 and $536,000, respectively), has been leased under capital leases.

    The Company leases its manufacturing and office facilities under a noncancelable operating lease which expires in December 2000. Deferred rent results from the difference between facilities rent expense recognized on the straight-line basis over the term of the lease as compared to the contractual payments made.

                           CELLNET DATA SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)

9. CONTINGENCIES AND COMMITMENTS (CONTINUED)
    Future minimum annual rental payments under capital and operating leases are as follows (in thousands):

                                                                                             CAPITAL     OPERATING
YEARS ENDING DECEMBER 31,                                                                    LEASES       LEASES
-----------------------------------------------------------------------------------------  -----------  -----------
1996.....................................................................................  $       360   $   1,087
1997.....................................................................................          315       1,059
1998.....................................................................................          158       1,040
1999.....................................................................................           91       1,046
2000.....................................................................................           54       1,081
Thereafter...............................................................................      --              749
                                                                                           -----------  -----------
Total minimum lease payments.............................................................          978   $   6,062
                                                                                                        -----------
                                                                                                        -----------
Amount representing interest.............................................................         (158)
                                                                                           -----------
Present value of minimum lease payments..................................................  $       820
                                                                                           -----------
                                                                                           -----------

    Facilities rent expense was $245,000, $421,000, $901,000, and $599,000 for
1993, 1994, 1995 and for the six months ended June 30, 1996, respectively. Rent expense is net of sublease income of $296,000 and $175,000 in 1993 and 1994, respectively.

10. SUBSEQUENT EVENTS

    On August 30, 1996 the Company reincorporated in Delaware. The Board of Directors of the Company approved a two-for-one split of all outstanding shares of common stock effective as of September 5, 1996. All shares and per-share amounts have been adjusted to reflect this split. On October 2, 1996, the Company went effective as a public company.

    Also in October 1996 the Company became a party to a patent infringement suit and a class action lawsuit. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of these suits will not have a material effect on the Company's financial position or results of operations.

                              *    *    *    *    *

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................          5
Additional Information.........................          5
Prospectus Summary.............................          6
Consolidated Financial and Other Data..........         13
Risk Factors...................................         15
Use of Proceeds................................         27
Dividend Policy................................         27
Capitalization.................................         28
Selected Consolidated Financial Data...........         29
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         31
Business.......................................         38
Management.....................................         57
Certain Transactions...........................         65
Principal Stockholders.........................         68
The Exchange Offer.............................         71
Description of Old Notes.......................         78
Description of New Notes.......................        112
Certain U.S. Federal Income Tax
  Considerations...............................        112
Plan of Distribution...........................        113
Legal Matters..................................        114
Experts........................................        114
Glossary.......................................        A-1
Index to Consolidated Financial Statements.....        F-1

                                  $325,000,000

                          PRINCIPAL AMOUNT AT MATURITY

                                  CELLNET DATA
                                 SYSTEMS, INC.

                           13% SENIOR DISCOUNT NOTES
                                    DUE 2005

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                          , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article 7 of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

    Article 6 of the Registrant's Bylaws provides for the indemnification of officers, directors, employees and agents of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding the indemnified party had no reason to believe his conduct was unlawful.

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    The Registrant has entered into indemnification agreements with its directors and executive officers, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

 EXHIBIT
  NUMBER                                                 DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
    3.1*    Amended and Restated Certificate of Incorporation filed on September 26, 1996.

    3.2*    Bylaws.

    4.1*    Specimen Common Stock Certificate.

    4.2*    Indenture between the Registrant and The Bank of New York dated June 15, 1995, including form of
              Senior Discount Note.

    4.3*    Warrant Agreement between the Registrant and The Bank of New York dated June 15, 1995, including form of Warrant.

    4.4*    Notes Registration Rights Agreement dated June 15, 1995 by and between the Registrant and Smith Barney
              Inc.

    4.5*    Warrants Registration Rights Agreement dated June 15, 1995 by and between the Registrant and Smith
              Barney Inc.

    4.6*    First Supplemental Indenture between the Registrant and The Bank of New York dated November 21, 1995.

    4.7*    First Supplemental Warrant Agreement between the Registrant and The Bank of New York dated November
              21, 1995.

    4.8*    First Supplemental Notes Registration Rights Agreement dated November 21, 1995 by and between the
              Registrant and Smith Barney Inc.

    4.9*    First Supplemental Warrants Registration Rights Agreement dated November 21, 1995 by and between the
              Registrant and Smith Barney Inc.

    4.10*   Warrant Agreement between the Registrant and Axonn Corporation dated August 12, 1992.

    4.11*   Form of Warrant Agreement between the Registrant and Diablo Research Corporation.

    4.12*   Stock Purchase Agreement dated September 6, 1996 between the Registrant and Northern States Power
              Registrant.

 EXHIBIT
  NUMBER                                                 DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
    4.13*   Stock Purchase Agreement dated September 4, 1996 between the Registrant and Union Electric Development
              Corporation.

    4.14*   Stock Purchase Agreement dated September 16, 1996 between the Registrant and Bechtel Enterprises, Inc.

    4.15    Second Supplemental Indenture by and between the Registrant and The Bank of New York dated as of
              August 30, 1996.

    4.16    Specimen 13% Senior Discount Note Due 2005, Series B.

    5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

   10.1*    Form of current Indemnification Agreement for directors and officers.

   10.2A*   1992 Stock Option Plan and forms of agreements thereunder.

   10.2B*   1994 Stock Plan and forms of agreements thereunder.

   10.3*    1996 Employee Stock Purchase Plan.

   10.4*    Shareholders's Agreement between the Registrant and certain shareholders dated August 15, 1994, as amended by Amendment No. 1 on December 22, 1994, Amendment No. 2 on June 15, 1995 and Amendment No.
              3 on November 21, 1995.

   10.5*    Lease between the Registrant and WDT Shoreway dated April 6, 1989 for the Registrant's San Carlos headquarters.

   10.6*    Restricted Stock Purchase Agreement between the Registrant and John Seidl dated December 27, 1994.

   10.7*    Restricted Stock Purchase Agreement between the Registrant and James Jennings dated August 1, 1995.

   10.8*    Restricted Stock Purchase Agreement between the Registrant and Philip Mallory dated July 21, 1995.

   10.9*    Restricted Stock Purchase Agreement between the Registrant and Larsh Johnson dated August 1, 1995.

   10.10+*  License Agreement between the Registrant and Axonn Corporation dated August 21, 1992, as amended by an
              Addendum and a Second Addendum, each dated November 8, 1993.

   10.11+*  License Agreement between the Registrant and Axonn Corporation dated March 25, 1996.

   10.12+*  License Agreement between the Registrant and Life Point Systems Limited Partnership dated August 12,
              1994.

   10.13*   Agreement between the Registrant and James Jennings dated July 11, 1994.

   10.14*   Form of Employee Severance Agreement.

   10.15*   Form of Promissory Note between the Registrant and certain officers of the Registrant in connection with the purchase of restricted stock.

   11.1*    Statement regarding computation of per share earnings.

   21.1*    Subsidiaries of the Registrant.

   23.1*    Independent Auditors' Consent and Report on Schedule.

   23.3*    Consent of Counsel (included in Exhibit 5.1).

   24.1*    Power of Attorney (included on Page II-4).

   25.1     Statement of Eligibility of Trustee.

 EXHIBIT
  NUMBER                                                 DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
   27.1*    Financial Data Schedule.

   99.1     Form of Letter of Transmittal with respect to Exchange Offer.

   99.2     Form of Notice of Guaranteed Delivery.

   99.3     Form of Exchange Agreement.

------------------------

*   Previously filed

+   Confidential Treatment granted

    (b)  Financial Statement Schedules

    Schedules not listed above have been omitted because the information to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

    The following financial statement schedule is filed as part of this Registration Statement.

    Schedule II--Valuation and Qualifying Accounts and Reserves

ITEM 22. UNDERTAKING

    1. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    3. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    4. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, State of California on the 27th day of December, 1996.

                                CELLNET DATA SYSTEMS, INC.

                                By:              /s/ PAUL G. MANCA
                                     -----------------------------------------
                                                   Paul G. Manca,
                                     VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
                                President, Chief Executive
      /s/ JOHN M. SEIDL*          Officer and Director
------------------------------    (Principal Executive       December 27, 1996
       (John M. Seidl)            Officer)

                                Vice President and Chief
      /s/ PAUL G. MANCA           Financial Officer
------------------------------    (Principal Financial and   December 27, 1996
       (Paul G. Manca)            Accounting Officer)

      /s/ PAUL M. COOK*
------------------------------  Chairman of the Board,       December 27, 1996
        (Paul M. Cook)            Director

     /s/ NEAL M. DOUGLAS*
------------------------------  Director                     December 27, 1996
      (Neal M. Douglas)

   /s/ WILLIAM C. EDWARDS*
------------------------------  Director                     December 27, 1996
     (William C. Edwards)

      /s/ WILLIAM HART*
------------------------------  Director                     December 27, 1996
        (William Hart)

       /s/ BRIAN KWAIT*
------------------------------  Director                     December 27, 1996
        (Brian Kwait)

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
     /s/ NANCY E. PFUND*
------------------------------  Director                     December 27, 1996
       (Nancy E. Pfund)

      /s/ PAUL J. SALEM*
------------------------------  Director                     December 27, 1996
       (Paul J. Salem)

    /s/ HENRY B. SARGENT*
------------------------------  Director                     December 27, 1996
      (Henry B. Sargent)

    *By /s/ PAUL G. MANCA
------------------------------
       (Paul G. Manca)
      (ATTORNEY-IN-FACT)

                           CELLNET DATA SYSTEMS, INC.
                       REGISTRATION STATEMENT ON FORM S-4
                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------

   3.1*    Amended and Restated Certificate of Incorporation filed on September 26, 1996.

   3.2*    Bylaws.

   4.1*    Specimen Common Stock Certificate.

   4.2*    Indenture between the Registrant and The Bank of New York dated June 15, 1995, including form of Senior
             Discount Note.

   4.3*    Warrant Agreement between the Registrant and The Bank of New York dated June 15, 1995, including form of
             Warrant.

   4.4*    Notes Registration Rights Agreement dated June 15, 1995 by and between the Registrant and Smith Barney
             Inc.

   4.5*    Warrants Registration Rights Agreement dated June 15, 1995 by and between the Registrant and Smith
             Barney Inc.

   4.6*    First Supplemental Indenture between the Registrant and The Bank of New York dated November 21, 1995.

   4.7*    First Supplemental Warrant Agreement between the Registrant and The Bank of New York dated November 21,
             1995.

   4.8*    First Supplemental Notes Registration Rights Agreement dated November 21, 1995 by and between the
             Registrant and Smith Barney Inc.

   4.9*    First Supplemental Warrants Registration Rights Agreement dated November 21, 1995 by and between the
             Registrant and Smith Barney Inc.

   4.10*   Warrant Agreement between the Registrant and Axonn Corporation dated August 12, 1992.

   4.11*   Form of Warrant Agreement between the Registrant and Diablo Research Corporation.

   4.12*   Stock Purchase Agreement dated September 6, 1996 between the Registrant and Northern States Power
             Company.

   4.13*   Stock Purchase Agreement dated September 4, 1996 between the Registrant and Union Electric Development
             Corporation.

   4.14*   Stock Purchase Agreement dated September 16, 1996 between the Registrant and Bechtel Enterprises, Inc.

   4.15    Second Supplemental Indenture by and between the Registrant and The Bank of New York dated as of August
             30, 1996.

   4.16    Specimen 13% Senior Discount Note Due 2005, Series B.

   5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

  10.1*    Form of current Indemnification Agreement for directors and officers.

  10.2A*   1992 Stock Option Plan and forms of agreements thereunder.

  10.2B*   1994 Stock Plan and forms of agreements thereunder.

  10.3*    1996 Employee Stock Purchase Plan.

  10.4*    Shareholders's Agreement between the Registrant and certain shareholders dated August 15, 1994, as amended by Amendment No. 1 on December 22, 1994, Amendment No. 2 on June 15, 1995 and Amendment No. 3
             on November 21, 1995.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
  10.5*    Lease between the Registrant and WDT Shoreway dated April 6, 1989 for the Registrant's San Carlos headquarters.

  10.6*    Restricted Stock Purchase Agreement between the Registrant and John Seidl dated December 27, 1994.

  10.7*    Restricted Stock Purchase Agreement between the Registrant and James Jennings dated August 1, 1995.

  10.8*    Restricted Stock Purchase Agreement between the Registrant and Philip Mallory dated July 21, 1995.

  10.9*    Restricted Stock Purchase Agreement between the Registrant and Larsh Johnson dated August 1, 1995.

  10.10+*  License Agreement between the Registrant and Axonn Corporation dated August 21, 1992, as amended by an
             Addendum and a Second Addendum, each dated November 8, 1993.

  10.11+*  License Agreement between the Registrant and Axonn Corporation dated March 25, 1996.

  10.12+*  License Agreement between the Registrant and Life Point Systems Limited Partnership dated August 12,
             1994.

  10.13*   Agreement between the Registrant and James Jennings dated July 11, 1994.

  10.14*   Form of Employee Severance Agreement.

  10.15*   Form of Promissory Note between the Registrant and certain officers of the Registrant in connection with the purchase of restricted stock.

  11.1*    Statement regarding computation of per share earnings.

  21.1*    Subsidiaries of the Registrant.

  23.1*    Independent Auditors' Consent and Report on Schedule.

  23.3*    Consent of Counsel (included in Exhibit 5.1).

  24.1*    Power of Attorney (included on page II-4).

  25.1     Statement of Eligibility of Trustee.

  27.1*    Financial Data Schedule.

  99.1     Form of Letter of Transmittal with respect to Exchange Offer.

  99.2     Form of Notice of Guaranteed Delivery.

  99.3     Form of Exchange Agreement.

------------------------

*   Previously filed

+   Confidential Treatment granted